WEBMD HEALTH CORP.

111 Eighth Avenue
New York, New York 10011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD DECEMBER 10, 2008

To the Stockholders of WebMD Health Corp.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of WebMD Health Corp. will be held at 9:30 a.m., Eastern time, on December 10, 2008, at The Waldorf-Astoria Hotel, 301 Park Avenue, New York, NY 10022, for the following purposes:

1. To elect two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal.

2. To consider and vote on a proposal to ratify and approve an amendment to WebMD's Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 5,500,000 shares, to a total of 14,500,000 shares.

3. To consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD's independent auditor for the fiscal year ending December 31, 2008.

4. To consider and transact such other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on October 24, 2008 will be entitled to vote at this meeting. The stock transfer books will not be closed.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

By Order of the Board of Directors
of WebMD Health Corp.

DOUGLAS W. WAMSLEY
Executive Vice President,
General Counsel and Secretary

New York, New York
November 5, 2008

YOUR VOTE IS IMPORTANT.
WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

FORWARD-LOOKING STATEMENTS

This proxy statement contains both historical and forward-looking statements. All statements, other than statements of historical fact, are or may be, forward-looking statements. For example, statements concerning projections, predictions, expectations, estimates or forecasts and statements that describe our objectives, future performance, plans or goals are, or may be, forward-looking statements. These forward-looking statements reflect management's current expectations concerning future results and events and can generally be identified by the use of expressions such as "may," "will," "should," "could," "would," "likely," "predict," "potential," "continue," "future," "estimate," "believe," "expect," "anticipate," "intend," "plan," "foresee," and other similar words or phrases, as well as statements in the future tense.

Forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the "Risk Factors" described in Item 1A of WebMD's Annual Report on Form 10-K for the year ended December 31, 2007 and in other reports filed by WebMD with the Securities and Exchange Commission.

The forward-looking statements included in this proxy statement are made only as of the date of this proxy statement. Except as required by applicable law or regulation, we do not undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

WEBMD HEALTH CORP. 2007 ANNUAL REPORT

Annexes B-1 through B-4 and Annex C of this proxy statement constitute portions of the 2007 Annual Report required to be distributed with this proxy statement to stockholders of WebMD. For 2007, WebMD will not be distributing a stand-alone Annual Report document. The Annexes, together with other information contained in this proxy statement, contain all of the information that WebMD would have included in its Annual Report.

WEBMD HEALTH CORP.
111 Eighth Avenue
New York, New York 10011

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON DECEMBER 10, 2008

This proxy statement and the enclosed form of proxy are furnished to stockholders of WebMD Health Corp., a Delaware corporation, in connection with the solicitation of proxies by our board of directors from holders of outstanding shares of our Class A Common Stock, par value $0.01 per share, for use at our Annual Meeting of Stockholders to be held on December 10, 2008, at 9:30 a.m., Eastern time, at The Waldorf-Astoria Hotel, 301 Park Avenue, New York, NY 10022, and at any adjournment or postponement thereof. The date of this proxy statement is November 5, 2008 and it and a form of proxy are first being mailed or otherwise delivered to stockholders on or about November 7, 2008.

PROPOSALS TO BE CONSIDERED AT THE ANNUAL MEETING

The following proposals will be considered and voted on at the Annual Meeting:

- *Proposal 1:* Election of two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal. The two nominees are:

  Jerome C. Keller
  Martin J. Wygod

- *Proposal 2:* A proposal to ratify and approve an amendment to WebMD's Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 5,500,000 shares, to a total of 14,500,000 shares.

- *Proposal 3:* A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD's independent auditor for the fiscal year ending December 31, 2008.

The board of directors of WebMD recommends a vote "FOR" the election of each of the nominees for director listed in Proposal 1 and "FOR" Proposals 2 and 3.

VOTING RIGHTS AND RELATED MATTERS

Record Date and Outstanding Shares

Only holders of record of WebMD Common Stock at the close of business on October 24, 2008, the record date for the WebMD Annual Meeting, are entitled to notice of and to vote at the WebMD Annual Meeting. As of the close of business on the record date, there were 9,602,649 shares of WebMD Class A Common Stock outstanding and entitled to vote held of record by approximately 70 stockholders, although WebMD believes that there are approximately 5,000 beneficial owners of Class A Common Stock. Unvested shares of restricted Class A Common Stock granted under the 2005 Plan and the WebMD Health.Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (which we refer to as WebMD restricted stock) are entitled to vote at the Annual Meeting and are included in the above number of outstanding shares of Class A Common Stock. As of the close of business on the record date, there were 48,100,000 shares of WebMD's

Class B Common Stock outstanding and entitled to vote, all of which are held of record by HLTH Corporation (which we refer to in this proxy statement as HLTH). No other voting securities of WebMD are outstanding.

Vote and Quorum Required

On all matters to be considered at the Annual Meeting:

- the holders of Class A Common Stock and the holders of Class B Common Stock vote together as a single class and their votes are counted and totaled together;
- each share of Class A Common Stock is entitled to one vote per share; and
- each share of Class B Common Stock is entitled to five votes per share.

Accordingly, the aggregate voting power of the outstanding shares of WebMD Common Stock is equal to the 9,602,649 votes that the 9,602,649 shares of Class A Common Stock are entitled to cast plus the 240,500,00 votes that the 48,100,000 shares of Class B Common Stock are entitled to cast, which totals 250,102,649. HLTH's ownership of the 48,100,000 shares of Class B Common Stock represents approximately 96.2% of the combined voting power of the two classes of Common Stock. As a result, HLTH is able, acting alone, to cause the approval of all proposals submitted for a vote at the Annual Meeting. HLTH has indicated that it intends to vote in favor of the election of each the nominees for director listed in Proposal 1 and in favor of each of Proposals 2 and 3.

The presence, in person or by properly executed proxy, of the holders of a majority of the voting power of the outstanding shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented and even though the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (sometimes referred to as a broker non-vote). If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is obtained.

Proposal 1 (Election of Directors). Election of directors is by a plurality of the votes cast at the Annual Meeting with respect to such election. Accordingly, the two nominees receiving the greatest number of votes for their election to Class III will be elected as Class III directors. Abstentions and instructions on the accompanying proxy card to withhold authority to vote with respect to a nominee will result in that nominee receiving fewer votes for election.

Proposal 2 (Amendment to 2005 Plan) and Proposal 3 (Ratification of Appointment of Independent Registered Public Accounting Firm). The affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the meeting and entitled to vote on the matter is required to ratify and approve the amendment to WebMD's Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 5,500,000 shares, to a total of 14,500,000 shares described in Proposal 2 and to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD's independent auditor described in Proposal 3. Abstentions with respect to Proposal 2 or Proposal 3 will be treated as shares that are present or represented at the meeting, but will not be counted in favor of the respective proposal. Accordingly, an abstention from voting on Proposal 2 or Proposal 3 will have the same effect as a vote "AGAINST" the respective proposal. Because brokers do not have discretionary authority to vote on Proposal 2, broker non-votes with respect to Proposal 2 will not be considered as entitled to vote at the meeting for purposes of that proposal and, accordingly, will have no impact on the outcome of the vote with respect to that proposal.

As of October 24, 2008, which is the record date for the WebMD Annual Meeting, the directors and executive officers of WebMD held and are entitled to vote, in the aggregate, shares of WebMD Class A Common Stock representing approximately 0.3% of the aggregate voting power of the outstanding shares of WebMD Common Stock.

Voting of Proxies

All properly signed proxies that are received prior to the vote at the Annual Meeting and that are not revoked will be voted (or withheld from voting, as the case may be) at the Annual Meeting according to the instructions indicated on the proxies or, if no direction is indicated, as follows:

- FOR the election of each of the nominees for director listed below in Proposal 1;
- FOR the ratification and approval of the amendment to WebMD's Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 5,500,000 shares, to a total of 14,500,000 shares;
- FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD's independent auditor for the fiscal year ending December 31, 2008.

None of the proposals requires the approval of any other proposal to become effective.

If your stock is held in "street name" through a bank or a broker, please direct your bank or broker to vote your stock in the manner described in the instructions you have received from your bank or broker. Stockholders are urged to utilize telephone or Internet voting if their bank or broker has provided them the opportunity to do so. See the relevant voting instruction form for instructions. If a stockholder's bank or broker holds the shares to be voted and such stockholder wishes to attend the WebMD Annual Meeting and vote in person, such stockholder should please bring a letter from its bank or broker identifying the stockholder as the beneficial owner of the shares and authorizing the stockholder to vote such shares at the meeting.

WebMD's board of directors does not know of any matter that is not referred to herein to be presented for action at the Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on these matters in accordance with their judgment.

Revocability of Proxies

Submitting a proxy on the enclosed form does not preclude a WebMD stockholder of record from voting in person at the WebMD Annual Meeting. A WebMD stockholder of record may revoke a proxy at any time before it is voted by taking any of the following actions:

- delivering to the Secretary of WebMD, at the address set forth above, prior to the vote at the WebMD Annual Meeting, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;
- signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the WebMD Annual Meeting; or
- attending the WebMD Annual Meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

WebMD stockholders whose shares are held in street name should contact their broker, bank or nominee for instructions regarding voting at the WebMD Annual Meeting or revoking previously submitted instructions regarding how their shares are to be voted.

Solicitation of Proxies

WebMD will pay the expenses of soliciting proxies from our stockholders to be voted at the Annual Meeting and the cost of preparing and mailing this proxy statement to our stockholders. Following the original mailing of this proxy statement and other soliciting materials, WebMD and its agents also may solicit proxies by mail, telephone, facsimile or in person. In addition, proxies may be solicited from WebMD stockholders by WebMD's directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this proxy statement and other soliciting materials, WebMD will request brokers, custodians, nominees and other record holders of WebMD's Class A Common Stock to forward copies of this proxy statement and other soliciting materials to persons for whom they hold shares of WebMD Class A Common Stock and to request authority for the exercise of proxies. In these cases, WebMD will, upon the request of the record holders, reimburse these holders for their reasonable expenses. WebMD has retained Innisfree M&A Incorporated, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the Annual Meeting. Any customary fees of Innisfree M&A Incorporated plus reimbursement of out-of-pocket expenses will be paid by WebMD.

No Appraisal Rights

The stockholders of WebMD will not be entitled to exercise dissenters' rights with respect to any matter to be voted upon at the Annual Meeting.

DIRECTORS AND EXECUTIVE OFFICERS

The charts below list WebMD's directors and executive officers and are followed by biographical information about them and a description of certain corporate governance matters.

Directors

Name	Age	Positions
Mark J. Adler, M.D.(3)(4)	52	Director; Chairman of the Compensation Committee
Neil F. Dimick(1)(2)(4)(5)	59	Director; Chairman of the Nominating Committee; Chairman of the Governance & Compliance Committee
Wayne T. Gattinella(1)	56	Director; Chief Executive Officer and President
Jerome C. Keller(6)	66	Director
James V. Manning(1)(2)(4)	61	Director; Chairman of the Audit Committee
Abdool Rahim Moossa, M.D.(3)(5)(6)	69	Director
Stanley S. Trotman, Jr.(2)(3)(5)(6)	65	Director; Chairman of the Related Parties Committee
Martin J. Wygod(1)	68	Chairman of the Board

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Governance & Compliance Committee

(5) Member of the Nominating Committee

(6) Member of the Related Parties Committee

For a description of each of the standing committees of the board of directors and other corporate governance matters, see "Corporate Governance" below. Dr. Adler and Messrs. Dimick, Manning and Wygod are also members of the board of directors of HLTH which, through its ownership of WebMD Class B Common Stock, owns approximately 84% of WebMD's total outstanding Common Stock and approximately 96% of the combined voting power of WebMD's outstanding Common Stock as of October 24, 2008.

Executive Officers

Name	Age	Positions
Wayne T. Gattinella	56	Chief Executive Officer and President
Anthony Vuolo	50	Chief Operating Officer
Mark D. Funston	49	Executive Vice President and Chief Financial Officer
Nan-Kirsten Forte	46	Executive Vice President — Consumer Services
Craig Froude	42	Executive Vice President — WebMD Health Services
William Pence	45	Executive Vice President and Chief Technology Officer
Douglas W. Wamsley	50	Executive Vice President, General Counsel and Secretary
Martin J. Wygod	68	Chairman of the Board
Steven Zatz, M.D.	51	Executive Vice President — Professional Services

Mark J. Adler, M.D. has been a member of WebMD's board of directors since September 2005 and a member of HLTH's board of directors since September 2000. Dr. Adler is an oncologist and has, for more than five years, been CEO and Medical Director of the San Diego Cancer Center and a director of the San Diego Cancer Research Institute. Until April 2006, he had also been, for more than five years, the Chief Executive Officer of the internal medicine and oncology group of Medical Group of North County, which is based in San Diego, California, and he continues to be a member of that Medical Group.

Neil F. Dimick has been a member of WebMD's board of directors since September 2005 and a member of HLTH's board of directors since December 2002. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002 and as Senior Executive Vice President and Chief Financial Officer and as a director of Bergen Brunswig Corporation, a wholesale distributor of pharmaceuticals, for more than five years prior to its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. He also serves as a member of the boards of directors of the following companies: Alliance Imaging Inc., a provider of outsourced diagnostic imaging services to hospitals and other healthcare companies; Global Resources Professionals, an international professional services firm that provides outsourced services to companies on a project basis; Mylan Laboratories, Inc., a pharmaceutical manufacturer; and Thoratec Corporation, a developer of products to treat cardiovascular disease.

Nan-Kirsten Forte has, since July 2005, served as Executive Vice President, Consumer Services of WebMD. For more than five years prior to that, Ms. Forte served as an Executive Vice President of WebMD, Inc., a subsidiary that HLTH contributed to WebMD in connection with WebMD's initial public offering, where she focused on the consumer portals. From 1997 until its merger with HLTH in November 1999, Ms. Forte was President, Programming and Product Development of Medcast, Greenberg News Networks. Prior to Medcast, she was President of Health of iVillage where she launched iVillage's first health channel, called "Better Health." Ms. Forte has been a member of the American Medical Writers Association and the American Medical Illustrators Association.

Craig Froude has served, since July 2005, as Executive Vice President — WebMD Health Services of WebMD. From October 2002 until July 2005, Mr. Froude served as Senior Vice President and General Manager of WebMD's Healthcare Services Group, which conducts WebMD's private portals business and which HLTH contributed to WebMD in connection with WebMD's initial public offering. From December 1996 until its acquisition by HLTH in October 2002, Mr. Froude served as Chairman and Chief Executive Officer of WellMed, Inc., a predecessor to WebMD's Healthcare Services Group.

Mark D. Funston has served as Executive Vice President and Chief Financial Officer of WebMD since August 2007 and of HLTH since November 2006. Prior to joining HLTH, Mr. Funston was Interim Chief Financial Officer of Digital Harbor, Inc., a privately held software company, from November 2005. Prior to that, Mr. Funston served as Chief Financial Officer of Group 1 Software, Inc., a publicly traded software company, from 1996 until its acquisition by Pitney Bowes in 2004. From 1989 to 1996, Mr. Funston was Chief Financial Officer of COMSAT RSI, Inc. (formerly Radiation Systems, Inc.), a publicly traded telecommunications manufacturing company acquired by COMSAT Corporation in 1994.

Wayne T. Gattinella has served, since 2005, as Chief Executive Officer and President of WebMD, and of HLTH's WebMD segment, and as a member of WebMD's board of directors. Prior to that, he served as President of HLTH's WebMD segment from the time he joined HLTH in 2001. From 2000 to 2001, Mr. Gattinella was Executive Vice President and Chief Marketing Officer for People PC, an Internet services provider. Mr. Gattinella had previously held senior management positions with Merck-Medco (now Medco Health Solutions) and MCI Telecommunications. Mr. Gattinella currently serves on Drexel University's LeBow College of Business Advisory Board.

Jerome C. Keller has been a member of WebMD's board of directors since September 2005. From 1997 until he retired in October 2005, Mr. Keller served as Senior Vice President, Sales and Marketing at Martek Biosciences Corporation, a company that develops and sells microalgae products, and he has served, since October 2005, as a member of its board of directors. He served as Vice President of Sales for Merck & Co. Inc., a pharmaceutical company, from 1986 to 1993.

James V. Manning has been a member of WebMD's board of directors since September 2005. He has been a member of HLTH's board of directors since September 2000 and, prior to that, was a member of a predecessor company's board of directors for more than five years.

Abdool Rahim Moossa, M.D. has been a member of WebMD's board of directors since September 2005. He currently serves as the Distinguished Professor of Surgery and Emeritus Chairman, Associate Dean and Special Counsel to the Vice Chancellor for Health Sciences, Director of Tertiary and Quaternary Referral Services for the University of California, San Diego, or UCSD. Prior to that he served as Professor and Chairman, Department of Surgery, UCSD from 1983 to 2003. He also serves as a member of the board of directors of U.S. Medical Instruments, Inc., a technology-based medical device manufacturer, and the Foundation for Surgical Education.

William Pence joined WebMD as Executive Vice President and Chief Technology Officer in November 2007. Before joining WebMD, Dr. Pence had served as Chief Technology Officer and Senior Vice President at Napster since 2003. From 2000 to 2003, Dr. Pence was the Chief Technology Officer for Universal Music Group's online initiatives and for the *pressplay* joint venture with Sony. That joint venture later served as the basis for the relaunched Napster service. Previously Dr. Pence spent more than a decade at IBM, where he held various technology management positions in Research as well as in the Software Division, focused on guiding research and development and commercializing technology for IBM product divisions. Dr. Pence received a B.S. degree in Physics from the University of Virginia, and a Ph.D. in Electrical Engineering from Cornell University.

Stanley S. Trotman, Jr. has been a member of WebMD's board of directors since September 2005. Mr. Trotman retired in 2001 from UBS Financial Services, Inc. after it acquired, in 2000, PaineWebber Incorporated, an investment banking firm where he had been a Managing Director with the Health Care Group since 1995. He serves as a member of the board of directors of American Shared Hospital Services, a public company that provides radio surgery services to medical centers for use in brain surgery. He also serves as a director of Ascend Health Care Corp., a privately-held company that provides services to acute psychiatric patients.

Anthony Vuolo became Chief Operating Officer of WebMD in July 2007. From May 2005 until August 2007, Mr. Vuolo served as Executive Vice President and Chief Financial Officer of WebMD. Mr. Vuolo served as Executive Vice President, Business Development of HLTH from May 2003 until July 2005. From September 2000 to May 2003, Mr. Vuolo was Executive Vice President and Chief Financial Officer of HLTH. Prior to that, Mr. Vuolo served in senior management positions at HLTH and its predecessors for more than five years.

Douglas W. Wamsley has, since July 2005, served as Executive Vice President, General Counsel and Secretary of WebMD. From September 2001 until July 2005, Mr. Wamsley served as Senior Vice President — Legal of HLTH, focusing on its WebMD segment. Prior to joining HLTH, Mr. Wamsley served as Executive Vice President and General Counsel of Medical Logistics, Inc. from February 2000 through July 2001.

Martin J. Wygod has, since May 2005, served as Chairman of the Board of WebMD. In addition, he has served as HLTH's Acting Chief Executive Officer since February 2008, as HLTH's Chairman of the Board since March 2001 and as a member of the board of directors of HLTH since September 2000. From October 2000 until May 2003, he also served as HLTH's Chief Executive Officer and, from September 2000 until October 2000, also served as Co-CEO of HLTH. He is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.

Steven Zatz, M.D. has, since July 2005, served as Executive Vice President, Professional Services of WebMD. From October 2000 to July 2005, Dr. Zatz has served as an Executive Vice President of WebMD, Inc., a subsidiary that HLTH contributed to WebMD in connection with WebMD's initial public offering, where he focused on the physician portals, and also served as an Executive Vice President of HLTH. Dr. Zatz was Senior Vice President, Medical Director of CareInsite, Inc. from June 1999 until its acquisition by HLTH in September 2000. Prior to joining CareInsite, Dr. Zatz was senior vice president of RR Donnelly Financial in charge of its healthcare business from October 1998 to May 1999. From August 1995 to May 1998, Dr. Zatz was President of Physicians' Online, an online portal for physicians.

No family relationship exists among any of WebMD's directors or executive officers. No arrangement or understanding exists between any director or executive officer of WebMD and any other person pursuant to which any of them were selected as a director or executive officer; provided, however, that HLTH has the ability to cause the election or removal of WebMD's entire board of directors. See "Corporate Governance — Control by HLTH" below.

SECURITY OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of WebMD Class A Common Stock, as of October 24, 2008 (except where otherwise indicated), by each person or entity known by WebMD to beneficially own more than 5% of its Class A Common Stock, by each of its directors, by each of its Named Executive Officers and by all of its directors and executive officers as a group. This table also provides information with respect to the beneficial ownership of WebMD Class B Common Stock (all of which is owned by HLTH) taken together with WebMD Class A Common Stock. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of WebMD Class A Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011.

Name and Address of Beneficial Owner	Class A Common Stock(1)	Percent of Class A Outstanding(2)	Class B Common Stock(3)	Total Shares	Percent of Total Class A and Class B Outstanding(2)
HLTH Corporation 669 River Drive, Center 2 Elmwood Park, NJ 07407	48,100,000(2)	83.4%	48,100,000	48,100,000	83.4%
Vanguard(4) 100 Vanguard Blvd. Malvern, PA 19355	483,521	5.0%	—	483,521	*
Natixis Asset Management Advisors, L.P.(5) 399 Boylston Street Boston, MA 02116	479,481	5.0%	—	479,481	*
Mark J. Adler, M.D.	33,653(6)	*	—	33,653	*
Neil F. Dimick	39,150(7)	*	—	39,150	*
Nan-Kirsten Forte	47,650(8)	*	—	47,650	*
Mark D. Funston	—	*	—	—	*
Wayne T. Gattinella	234,953(9)	2.4%	—	234,953	*
Jerome C. Keller	38,575(10)	*	—	38,575	*
James V. Manning	77,839(11)	*	—	77,839	*
Abdool Rahim Moossa, M.D.	34,593(12)	*	—	34,593	*
Stanley S. Trotman, Jr.	60,191(13)	*	—	60,191	*
Anthony Vuolo	188,900(14)	1.9%	—	188,900	*
Martin J. Wygod	601,207(15)	6.2%	—	601,207	1.0%
All executive officers and directors as a group (15 persons)	1,702,176	16.3%	—	1,702,176	2.9%

* Less than 1%.

(1) Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, the amounts set forth below include shares of WebMD Class A Common Stock that such person has the right to acquire pursuant to options that are currently exercisable or that will become exercisable within 60 days of October 24, 2008 (which we refer to in this table as Option Shares). The amount of Option Shares, if any, held by each person is indicated in the footnotes below. In addition, the amounts set forth below include shares of WebMD restricted stock, which are subject to vesting requirements based on continued employment, in the respective amounts stated in the footnotes below. Holders of WebMD restricted stock have voting power, but not dispositive power, with respect to unvested shares of WebMD restricted stock. For information regarding the vesting schedules of the WebMD restricted stock, see "Executive Compensation — Summary Compensation Table" and "Non-Employee Director Compensation" below.

(2) Shares of Class B Common Stock are convertible, at the option of the holder, on a one-for-one basis for Class A Common Stock. Accordingly, under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total

number of shares beneficially owned by that person and the percentage ownership of that person, HLTH is the beneficial owner of 48,100,000 shares of Class A Common Stock, which would represent 83.4% of the outstanding Class A Common Stock on that basis. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person, each of which is based on the total number of shares of WebMD's outstanding Class A Common Stock which, as of October 24, 2008, was 9,602,649 (including unvested shares of WebMD restricted stock). The column entitled "Percent of Total Class A and Class B Outstanding" provides information on each listed holder's percentage ownership of the total number of shares of WebMD's outstanding Common Stock which, as of October 24, 2008, was 57,702,649 (including unvested shares of WebMD restricted stock).

(3) Since each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share, HLTH controls, through its ownership of Class B Common Stock, approximately 96.2% of the combined voting power of the outstanding Common Stock of WebMD.

(4) The information shown is as of December 31, 2007 and is based upon information disclosed by The Vanguard Group, Inc. ("Vanguard Group") in a Schedule 13G filed with the SEC. Vanguard Group reported that it had, as of December 31, 2007, sole power to dispose of or to direct the disposition of 483,521 shares of WebMD Class A Common Stock and sole power to vote or to direct the vote of 10,764 shares of WebMD Class A Common Stock (voting of which is directed by Vanguard Fiduciary Trust Company, a wholly owned subsidiary of Vanguard Group, as a result of it serving as investment manager of collective trust accounts).

(5) The information shown is as of June 30, 2008 and is based upon information disclosed by Natixis Asset Management Advisors, L.P ("Natixis") in a Schedule 13G filed with the SEC. Natixis reported that it had, as of June 30, 2008, sole power to dispose of or to direct the disposition of 479,481 shares of WebMD Class A Common Stock and sole power to vote or to direct the vote of 479,481 shares of WebMD Class A Common Stock. Natixis Distribution Corporation reported in the same Schedule 13G that it is the General Partner of Natixis and may be deemed the indirect beneficial owner of the shares held by Natixis.

(6) Represents 12,753 shares of Class A Common Stock and 19,800 Option Shares held by Dr. Adler and 1,100 unvested shares of WebMD restricted stock granted to Dr. Adler.

(7) Represents 18,250 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Dimick and 1,100 unvested shares of WebMD restricted stock granted to Mr. Dimick.

(8) Represents 13,275 shares of Class A Common Stock held by Ms. Forte and 27,500 Option Shares held by Ms. Forte and 6,875 unvested shares of WebMD restricted stock granted to Ms. Forte.

(9) Represents 56,203 shares of Class A Common Stock and 165,000 Option Shares held by Mr. Gattinella and 13,750 unvested shares of WebMD restricted stock granted to Mr. Gattinella.

(10) Represents 17,675 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Keller and 1,100 unvested shares of WebMD restricted stock granted to Mr. Keller.

(11) Represents 56,939 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Manning and 1,100 unvested shares of WebMD restricted stock granted to Mr. Manning.

(12) Represents 13,693 shares of Class A Common Stock and 19,800 Option Shares held by Dr. Moossa and 1,100 unvested shares of WebMD restricted stock granted to Dr. Moossa.

(13) Represents 23,791 shares of Class A Common Stock and 19,800 Option Shares held by Mr. Trotman, 15,500 shares of Class A Common Stock held by the Stanley S. Trotman, Jr. Irrevocable Trust and 1,100 unvested shares of WebMD restricted stock granted to Mr. Trotman.

(14) Represents 45,900 shares of Class A Common Stock and 132,000 Option Shares held by Mr. Vuolo and 11,000 unvested shares of WebMD restricted stock granted to Mr. Vuolo.

(15) Represents 414,936 shares of Class A Common Stock and 165,000 Option Shares held by Mr. Wygod, 4,000 shares of Class A Common Stock held by The Emily Wygod Trust u/t/a/d 12-31-1987 (as to which shares Mr. Wygod disclaims beneficial ownership), 3,521 shares of Class A Common Stock held by The Max Wygod Trust u/t/a/d 12-31-1987 (as to which shares Mr. Wygod disclaims beneficial ownership), and 13,750 unvested shares of WebMD restricted stock granted to Mr. Wygod.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires WebMD's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of WebMD's equity securities, to file reports of ownership and changes in ownership of these securities with the SEC. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish WebMD with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to WebMD during or with respect to WebMD's most recent fiscal year, all of WebMD's directors and officers subject to the reporting requirements and each beneficial owner of more than ten percent of WebMD's Class A Common Stock satisfied all applicable filing requirements under Section 16(a).

PROPOSAL 1: ELECTION OF DIRECTORS

Election of two Class III directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2011 or until his successor is elected and has qualified or his earlier resignation or removal.

WebMD's board of directors has eight members and, under its Restated Certificate of Incorporation, is divided into three classes, two of which currently have three directors and one of which currently has two directors. Under WebMD's Restated Certificate of Incorporation, at each of its Annual Meetings, the term of one of the classes of directors expires and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term. At this year's Annual Meeting, the terms of the two Class III directors, Jerome C. Keller and Martin J. Wygod, will expire. The terms of Dr. Adler and Messrs. Dimick and Manning will expire at the Annual Meeting in 2009; and the terms of Dr. Moossa and Messrs. Gattinella and Trotman will expire at the Annual Meeting in 2010.

The board of directors, based on the recommendation of the Nominating Committee of the board, has nominated Messrs. Keller and Wygod for re-election at the Annual Meeting, each to serve a three-year term expiring at the Annual Meeting in 2011 or until his successor is elected and has qualified or his earlier resignation or removal. For biographical information regarding the nominees and other directors, see "Directors and Executive Officers" above.

The persons named in the enclosed proxy intend to vote for the election of Messrs. Keller and Wygod, unless you indicate on the proxy card that your vote should be withheld.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE ELECTION OF THESE NOMINEES AS DIRECTORS.**

WebMD has inquired of each nominee and has determined that each will serve if elected. While WebMD's board of directors does not anticipate that any of the nominees will be unable to serve, if any nominee is not able to serve, proxies will be voted for a substitute nominee unless the board of directors chooses to reduce the number of directors serving on the board.

For information regarding corporate governance and related matters involving WebMD's board of directors and its committees, and see "Corporate Governance" below. For information regarding the compensation of non-employee directors, see "Non-Employee Director Compensation" below. Officers of WebMD who serve on the board of directors do not receive additional compensation for board service.

CORPORATE GOVERNANCE

Control by HLTH

HLTH, as a result of its ownership of approximately 96% of the total voting power of WebMD's outstanding Common Stock, has the ability to cause the election or removal of WebMD's entire board of directors, to determine matters submitted to a vote of stockholders without the consent of other stockholders, and to exercise a controlling influence over WebMD's business and affairs.

Board of Directors

WebMD's board of directors has eight members. Two of the members are also members of management and executive officers of WebMD: Mr. Gattinella, Chief Executive Officer; and Mr. Wygod, Chairman of the Board. Six of the members are non-employee directors: Drs. Adler and Moossa and Messrs. Dimick, Keller, Manning and Trotman. WebMD's board of directors has determined that each of the non-employee directors is also an independent director under applicable SEC rules and Nasdaq Global Select Market listing standards. See "Director Independence" below. The non-employee directors meet regularly in private sessions with the Chairman of the Board and also meet regularly without any employee directors or other WebMD employees present. For information regarding the compensation of non-employee directors, see "Non-Employee Director Compensation" below.

WebMD's board of directors met seven times in 2007. During 2007, each of the directors attended 75% or more of the meetings held by the board and the board committees on which he served. In addition to meetings, WebMD's board and its committees reviewed and acted upon matters by unanimous written consent. WebMD's board of directors encourages its members to attend its Annual Meetings of Stockholders. All but one of WebMD's directors attended the 2007 Annual Meeting.

Director Independence

WebMD's board of directors has delegated to the Governance & Compliance Committee of the board the authority to make determinations regarding the independence of members of the board. The Governance & Compliance Committee has determined that Drs. Adler and Moossa, and Messrs. Dimick, Keller, Manning and Trotman (all six of WebMD's non-employee directors) are "independent" in accordance with the published listing requirements of the Nasdaq Global Select Market applicable generally to members of the board and, with respect to the committees of the board on which they serve, those applicable to the specific committees. Messrs. Gattinella and Wygod, as officers of WebMD, are not independent.

The Nasdaq independence definition includes a series of objective tests, including one that requires a three-year period to have elapsed since employment by the listed company, and other tests relating to specific types of transactions or business dealings between a director (or persons or entities related to the director) and the listed company. In addition, as further required by the Nasdaq Marketplace Rules, the Governance & Compliance Committee of WebMD's board has made a subjective determination as to each non-employee director that no relationships exist which, in the opinion of the Governance & Compliance Committee, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In considering whether Mr. Manning qualified as "independent," the Governance & Compliance Committee considered that (1) he had previously served as an executive officer of a predecessor of HLTH, more than nine years ago and (2) he and Mr. Wygod both serve as trustees of the WebMD Health Foundation, Inc., a charitable foundation. In considering whether Mr. Keller qualified as "independent," the Governance & Compliance Committee considered the fact that he had previously served as an employee of HLTH for a short period, more than four years ago. Each member of the Governance & Compliance Committee abstained from voting with respect to his own independence.

Communications with WebMD Directors

WebMD's board of directors encourages security holders to communicate in writing to WebMD directors. Security holders may send written communications to the board of directors or to specified individual directors by sending such communications care of the Corporate Secretary's Office, WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011. Such communications will be reviewed by WebMD's Legal Department and, depending on the content, will be:

- forwarded to the addressees or distributed at the next scheduled board meeting; or
- if they relate to financial or accounting matters, forwarded to the Audit Committee or discussed at the next scheduled Audit Committee meeting; or
- if they relate to the recommendation of the nomination of an individual, forwarded to the Nominating Committee or discussed at the next scheduled Nominating Committee meeting; or
- if they relate to the operations of WebMD, forwarded to the appropriate officers of WebMD, and the response or other handling reported to the board at the next scheduled board meeting.

Committees of the Board of Directors

This section describes the roles of each of the committees of the board of directors in the corporate governance of WebMD. WebMD's board of directors currently has six standing committees: an Executive Committee, a Compensation Committee, an Audit Committee, a Governance & Compliance Committee, a Nominating Committee, and a Related Parties Committee. The Compensation Committee, the Audit Committee, the Governance & Compliance Committee, the Nominating Committee and the Related Parties Committee each has the authority to retain such outside advisors as it may determine to be appropriate.

With respect to certain committees, including the Audit Committee, the Compensation Committee and the Nominating Committee, a portion of their responsibilities are specified by SEC rules and Nasdaq listing standards. These committees work with their counterparts at HLTH where their responsibilities overlap or where they otherwise believe it is appropriate to do so. To assist in that coordination of responsibilities, the Chairpersons of WebMD's Audit Committee, Compensation Committee Governance & Compliance Committee and Nominating Committee are the same persons who hold those positions on those committees of the HLTH board.

Executive Committee. The Executive Committee, which did not meet during 2007, is currently comprised of Messrs. Dimick, Gattinella, Manning, and Wygod. The Executive Committee has the power to exercise, to the fullest extent permitted by law, the powers of the entire board.

Audit Committee. The Audit Committee, which met nine times during 2007, is currently comprised of Messrs. Dimick, Manning and Trotman; Mr. Manning is its Chairman. Each of the members of the Audit Committee meets the standards of independence applicable to audit committee members under applicable SEC rules and Nasdaq Global Select Market listing standards and is financially literate, as required under applicable Nasdaq Global Select Market listing standards. In addition, the board of directors of WebMD has determined that Messrs. Dimick and Manning qualify as "audit committee financial experts," as that term is used in applicable SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. The determination with respect to Mr. Dimick was based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of a public company. The determination with respect to Mr. Manning was based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of public companies.

The Audit Committee operates under a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Audit Committee. A copy of the Audit Committee Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for WebMD's 2007 Annual Meeting. The Audit Committee's responsibilities are summarized below in "Report of the WebMD Audit Committee" and include oversight of the administration of WebMD's Code of Business

Conduct. A copy of the joint HLTH and WebMD Code of Business Conduct, as amended, was filed as Exhibit 14.1 to the Current Report on Form 8-K that HLTH filed on February 9, 2006. The Code of Business Conduct applies to all directors and employees of HLTH and its subsidiaries, including WebMD. Any waiver of applicable requirements in the Code of Business Conduct that is granted to any directors, the principal executive officer, any senior financial officers (including the principal financial officer, principal accounting officer or controller) or any other person who is an executive officer of WebMD requires the approval of the Audit Committee and waivers will be disclosed on WebMD's corporate Web site, *www.wbmd.com*, in the "Investor Relations" section, or in a Current Report on Form 8-K.

Compensation Committee. The Compensation Committee, which met six times during 2007, is currently comprised of Dr. Adler, Dr. Moossa and Mr. Trotman; Dr. Adler is its Chairman. Each of these directors is a non-employee director within the meaning of the rules promulgated under Section 16 of the Securities Exchange Act, an outside director within the meaning of Section 162(m) of the Internal Revenue Code, and an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the board to the Compensation Committee include:

- oversight of WebMD's executive compensation program and its incentive and equity compensation plans;
- determination of compensation levels for and grants of incentive and equity-based awards to WebMD executive officers and the terms of any employment agreements with them;
- determination of compensation levels for non-employee directors; and
- review of and making recommendations regarding other matters relating to WebMD's compensation practices.

The Compensation Committee operates under a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Compensation Committee. A copy of the Compensation Committee Charter, as amended through July 26, 2007, was included as Annex B to the Proxy Statement for WebMD's 2007 Annual Meeting. For additional information regarding the Compensation Committee and its oversight of executive compensation, see "Executive Compensation — Compensation Discussion and Analysis" below.

Nominating Committee. The Nominating Committee, which met once during 2007, is currently comprised of Dr. Moossa and Messrs. Dimick and Trotman; Mr. Dimick is its Chairman. Each of these directors is an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the board to the Nominating Committee include:

- identifying individuals qualified to become board members;
- recommending to the board the director nominees for each Annual Meeting of Stockholders; and
- recommending to the board candidates for filling vacancies that may occur between Annual Meetings.

The Nominating Committee operates pursuant to a written charter adopted by the board of directors, which sets forth the responsibilities and powers delegated by the board to the Nominating Committee. A copy of the Nominating Committee Charter, as amended through July 26, 2007, was included as Annex C to the Proxy Statement for WebMD's 2007 Annual Meeting. The Nominating Committee has not adopted specific objective requirements for service on the WebMD board. Instead, the Nominating Committee intends to consider various factors in determining whether to recommend to the board potential new board members, or the continued service of existing members, including:

- the amount and type of the potential nominee's managerial and policy-making experience in complex organizations and whether any such experience is particularly relevant to WebMD;

- any specialized skills or experience that the potential nominee has and whether such skills or experience are particularly relevant to WebMD;

- in the case of non-employee directors, whether the potential nominee has sufficient time to devote to service on the WebMD board and the nature of any conflicts of interest or potential conflicts of interest arising from the nominee's existing relationships;

- in the case of non-employee directors, whether the nominee would be an independent director and would be considered a "financial expert" or to have "financial sophistication" under applicable SEC rules and the listing standards of the Nasdaq Global Select Market;

- in the case of potential new members, whether the nominee assists in achieving a mix of board members that represents a diversity of background and experience, including with respect to age, gender, race, areas of expertise and skills; and

- in the case of existing members, the nominee's contributions as a member of the board during his or her prior service.

The Nominating Committee will consider candidates recommended by stockholders in the same manner as described above. Any such recommendation should be sent in writing to the Nominating Committee, care of Corporate Secretary, WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011. To facilitate consideration by the Nominating Committee, the recommendation should be accompanied by a full statement of the qualifications of the recommended nominee, the consent of the recommended nominee to serve as a director of WebMD if nominated and to be identified in WebMD's proxy materials and the consent of the recommending stockholder to be named in WebMD's proxy materials. The recommendation and related materials will be provided to the Nominating Committee for consideration at its next regular meeting.

Governance & Compliance Committee. The Governance & Compliance Committee, which met twice during 2007, is currently comprised of Dr. Adler and Messrs. Dimick and Manning; Mr. Dimick is its Chairman. The responsibilities delegated by the board to the Governance & Compliance Committee include:

- evaluating and making recommendations to the board regarding matters relating to the governance of WebMD;

- assisting the board in coordinating the activities of the board's other standing committees, including with respect to WebMD's compliance programs and providing additional oversight of those compliance programs; and

- providing oversight of senior executive recruitment and management development.

As part of its responsibilities relating to corporate governance, the Governance & Compliance Committee will evaluate and make recommendations to the board regarding any proposal for which a stockholder has provided required notice that such stockholder intends to make at an Annual Meeting of Stockholders, including recommendations regarding the board's response and regarding whether to include such proposal in WebMD's proxy statement.

The Governance & Compliance Committee operates pursuant to a written charter adopted by the board of directors. A copy of the Governance & Compliance Committee Charter, as amended through July 26, 2007, was included as Annex D to the Proxy Statement for WebMD's 2007 Annual Meeting. Pursuant to that Charter, the membership of the Governance & Compliance Committee consists of the Chairpersons of the Nominating, Audit and Compensation Committees and the Chairperson of the Nominating Committee serves as the Chairperson of the Governance & Compliance Committee, unless otherwise determined by the Governance & Compliance Committee.

Related Parties Committee. The Related Parties Committee, which met once during 2007, is currently comprised of Dr. Moossa and Messrs. Keller and Trotman; Mr. Trotman is its Chairman. Each of the members of the Related Parties Committee is an independent director and none of its members serves as a director of HLTH. The responsibilities delegated by the board to the Related Parties Committee include:

- oversight of transactions between WebMD and HLTH; and
- oversight of other matters in which the interests of WebMD and HLTH conflict or may potentially conflict.

Special Committee. In October 2007, the WebMD board formed a Special Committee, consisting of Stanley S. Trotman, Jr. and Jerome C. Keller (two non-management members of the WebMD board who do not serve on HLTH's board of directors), to evaluate a merger transaction with HLTH and to negotiate with HLTH regarding its terms. The Special Committee was disbanded in October 2008 after the termination of the Merger Agreement between HLTH and WebMD. See "Certain Relationships and Related Transactions — Transactions with HLTH — Termination Agreement" below.

NON-EMPLOYEE DIRECTOR COMPENSATION

This section describes the compensation paid by WebMD during 2007 to the members of its board of directors who are not also WebMD or HLTH employees. These individuals are referred to as non-employee directors. The Compensation Committee of the WebMD board is authorized to determine the compensation of the non-employee directors.

As described below, WebMD paid three types of compensation to non-employee directors in 2007 for their board and board committee service:

- annual fees paid in the form of shares of WebMD Class A Common Stock;
- a grant of non-qualified options to purchase WebMD Class A Common Stock; and
- cash fees paid to two of the non-employee directors for serving on the special committee (see "Corporate Governance — Committees of the Board of Directors — Special Committee" above).

None of the non-employee directors received any other compensation from WebMD during 2007 and none of them provided any services to WebMD during 2007, except their service as a director. WebMD does not offer any deferred compensation plans or retirement plans to its non-employee directors.

2007 Director Compensation Table

This table provides information regarding the value of the compensation of the WebMD non-employee directors for 2007, as calculated in accordance with applicable SEC regulations. This table should be read together with the additional information under the headings "Annual Fees" and "Option Grants" below.

(a)	*(b)*	*(c)*	*(d)*	*(e)*
Name	**Stock Awards[1]**	**Option Awards[2][3]**	**Cash Fees for Special Committee Service[4]**	**Total**
Mark J. Adler, M.D.[5]	$65,894	$134,519	$ —	$200,413
Neil F. Dimick[5]	90,894	134,519	—	225,413
Jerry C. Keller	48,394	134,519	50,000	232,913
James V. Manning[5]	83,394	134,519	—	217,913
A. R. Moossa, M.D.	68,394	134,519	—	202,913
Stanley S. Trotman, Jr.	93,394	134,519	70,000	297,913

(1) On September 28, 2007 (the anniversary of WebMD's initial public offering), WebMD issued shares of WebMD Class A Common Stock to its non-employee directors in payment for annual fees for service on the WebMD board and its standing committees. These shares are not subject to vesting requirements or forfeiture. For each non-employee director, the number of shares to be issued was determined by dividing the aggregate dollar amount of the fees payable to the non-employee director (see "Annual Fees" below) by $52.10, the closing price of WebMD Class A Common Stock on the Nasdaq Global Select Market on September 28, 2007 (with cash paid in lieu of issuing fractional shares). Dr. Adler received 911 shares of WebMD Class A Common Stock; Mr. Dimick received 1,391 shares; Mr. Keller received 575 shares; Mr. Manning received 1,247 shares; Dr. Moossa received 959 shares; and Mr. Trotman received 1,439 shares. In addition, this column includes $18,394 for each individual, which reflects the aggregate dollar amounts recognized by WebMD in 2007 for income statement reporting purposes under SFAS No. 123R (based on the methodology and assumptions referred to in Footnote 2 below), for grants of WebMD restricted stock made to these directors at the time of WebMD's initial public offering. That amount reflects WebMD's accounting expense for these WebMD restricted stock awards, not amounts realized by WebMD's non-employee directors. The actual amounts, if any, ultimately realized by WebMD's non-employee directors from WebMD restricted stock will depend on the price of WebMD's Class A Common Stock at the time the WebMD restricted stock vests.

(2) The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by WebMD in 2007 for stock option awards for income statement reporting purposes under Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments" (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation Plans) to the Consolidated Financial Statements included as Annex B-1 to this proxy statement for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect WebMD's accounting expense for these stock option awards, not amounts realized by the non-employee directors. The actual amounts, if any, ultimately realized by the non-employee directors from WebMD stock options will depend on the price of Class A Common Stock at the time they exercise vested stock options.

(3) Under WebMD's Amended and Restated 2005 Long-Term Incentive Plan (which we refer to as the 2005 Plan), each non-employee director of WebMD automatically receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year. The grants made on January 1, 2007 each had an exercise price of $40.02 per share and each had a total grant date fair value equal to $227,555, based on the methodology and assumptions referred to in Footnote 2 above. The following lists the total number of shares of WebMD Class A Common Stock subject to outstanding unexercised option awards held by each of WebMD's non-employee directors as of December 31, 2007 and the weighted average exercise price of those options:

Name	Number of Shares Subject to Outstanding Options	Weighted Average Exercise Price
Mark J. Adler, M.D.	39,600	$28.86
Neil F. Dimick	39,600	$28.86
Jerry C. Keller	39,600	$28.86
James V. Manning	39,600	$28.86
A.R. Moossa, M.D.	39,600	$28.86
Stanley S. Trotman, Jr.	39,600	$28.86

See "Option Grants" below for additional information.

(4) The amounts in Column (d) reflect fees for service on the Special Committee described in "Corporate Governance — Committees of the Board of Directors — Special Committee" above.

(5) These three non-employee directors of WebMD are also non-employee directors of HLTH, for which they received compensation from HLTH. For information regarding the compensation they received from HLTH, see below under "Compensation for Service on HLTH Board."

Annual Fees

Overview. For each of the WebMD non-employee directors, the amount set forth in Column (b) of the 2007 Director Compensation Table represents the sum of the value of shares issued to pay the following amounts, each of which is described below:

- an annual retainer for service on the board;
- annual fees for service on standing committees of the board; and
- annual fees, if any, for serving as Chairperson of standing committees of the board.

Non-employee directors do not receive per-meeting fees but are reimbursed for out-of-pocket expenses they incur in connection with attending board and board committee meetings and WebMD's Annual Meeting of Stockholders.

Board Service. Each WebMD non-employee director receives an annual retainer of $30,000 for service on the WebMD board, payable in WebMD Class A Common Stock.

Service on Standing Committees. WebMD pays annual fees for service on some of the standing committees of its board, as well as an additional fee to the Chairperson of each of those committees, in the following amounts, payable in WebMD Class A Common Stock:

Type of Service	Annual Fee
Membership on Audit Committee *(Messrs. Dimick, Manning and Trotman)*	$15,000
Membership on Compensation Committee *(Dr. Adler, Dr. Moossa and Mr. Trotman)* or Nominating Committee *(Messrs. Dimick and Trotman and Dr. Moossa)*	$ 5,000
Membership on Governance & Compliance Committee *(Dr. Adler and Messrs. Dimick and Manning)* or Related Parties Committee *(Dr. Moossa and Mr. Trotman)*	$10,000
Chairperson of Compensation Committee *(Dr. Adler)* or Nominating Committee *(Mr. Dimick)*	$ 2,500
Chairperson of Audit Committee *(Mr. Manning)* or Governance & Compliance Committee *(Mr. Dimick)* or Related Parties Committee *(Mr. Trotman)*	$10,000

The amounts of the fees payable to WebMD non-employee directors for service on WebMD's board and its standing committees are determined by the Compensation Committee and may be changed by it from time to time. The Compensation Committee also has discretion to determine whether such compensation is paid in cash, in WebMD Class A Common Stock or some other form of compensation.

Service on Other Committees. WebMD non-employee directors may also receive additional fees for service on committees established by the board for specific purposes. Those fees will generally be paid in cash on a quarterly basis for the period that the committee exists and may be set by the board, the Compensation Committee or the committee itself. One such committee existed during 2007 and it is described under "Corporate Governance — Committees of the Board of Directors — Special Committee" above and the fees payable to its members are listed in column (d) of the 2007 Director Compensation Table above. The amount of those fees was determined by the Compensation Committee of WebMD's board.

Option Grants

Annual Stock Option Grants. On January 1 of each year, each WebMD non-employee director receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock pursuant to automatic annual grants of stock options under WebMD's 2005 Plan. The annual stock option awards are granted with a per-share exercise price equal to the fair market value of a share of WebMD Class A Common Stock on the grant date. For these purposes, and in accordance with the terms of the 2005 Plan and WebMD's equity award grant practices, the fair market value is equal to the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the last trading day of the prior year. The vesting schedule for each automatic annual grant is as follows: 25% of the underlying shares on each of the first through fourth anniversaries of the date of grant (full vesting on the fourth anniversary of the date of the grant). Each non-employee director received automatic annual grants of options to purchase 13,200 shares of WebMD Class A Common Stock on January 1, 2008 (with an exercise price of $41.07 per share) and January 1, 2007 (with an exercise price of $40.02 per share). The options granted to non-employee directors do not include any dividend or dividend equivalent rights. Each such option will expire, to the extent not previously exercised, ten years after the date of grant or earlier if their service as a director ends.

Under the 2005 Plan, outstanding unvested options held by WebMD non-employee directors vest and become fully exercisable: (a) upon the non-employee director's death or termination of service as a result of disability; and (b) upon a "Change in Control" of WebMD. Those options, and any others that had previously vested, will then continue to be exercisable or lapse in accordance with the other provisions of the 2005 Plan and the award agreement. For purposes of the 2005 Plan, a Change in Control generally includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD's stockholders prior to the consummation of the transaction no longer represent 50% of the voting power; and (iv) consummation of a sale of all or substantially all of WebMD's assets; provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH's stockholders will constitute a Change in Control of WebMD.

Discretionary Grants. WebMD's non-employee directors may receive discretionary grants of stock options under the 2005 Plan. No discretionary grants were made in 2007.

Compensation for Service on HLTH Board

Dr. Adler and Messrs. Dimick and Manning serve as non-employee directors of HLTH and receive compensation from HLTH for their service. The Compensation Committee of the HLTH board is authorized to determine the compensation of HLTH's non-employee directors.

The WebMD directors serving on the HLTH board received two types of compensation from HLTH for their board and board committee service: (1) cash fees and (2) a grant of options to purchase HLTH Common Stock. None of HLTH's non-employee directors received any other compensation from HLTH during 2007 and none of them provided any services to HLTH during 2007, except their service as a director. HLTH does not offer any deferred compensation plans or retirement plans to its non-employee directors.

This table provides information regarding the value of the compensation from HLTH to the individuals listed for 2007, as calculated in accordance with applicable SEC regulations.

(a)	*(b)*	*(c)*	*(d)*
Name	**Fees Earned or Paid in Cash[(1)]**	**Option Awards[(2)(3)]**	**Total**
Mark J. Adler, M.D.	$77,500	$54,996	$132,496
Neil F. Dimick	57,500	54,996	112,496
James V. Manning	95,000	54,996	149,996

(1) The dollar amounts of the fees payable for HLTH board service and for service on standing committees of the HLTH board are the same as those applicable to the WebMD board and its standing committees (expressed in dollars), as described above. The amounts in Column (b) also include, with respect to Dr. Adler and Mr. Manning, $30,000 for their service in 2007 as members of a special committee of the HLTH board to oversee matters relating to the investigations described in "Legal Proceedings — Department of Justice and SEC Investigations of HLTH" in Note 12 to the Consolidated Financial Statements included as Annex B-1 to this proxy statement.

(2) The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by HLTH in 2007 for stock option awards for income statement reporting purposes under SFAS No. 123R, "Share-based Payments" (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation Plans) to the Consolidated Financial Statements included as Annex A-1 to the Proxy Statement for HLTH's 2008 Annual Meeting for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect HLTH's accounting expense for these stock option awards, not amounts realized by the individuals listed in the table. The actual amounts, if any, ultimately realized by these individuals from HLTH stock options will depend on the price of HLTH Common Stock at the time they exercise vested stock options.

(3) Under HLTH's Amended and Restated 2000 Long-Term Incentive Plan (which we refer to as the HLTH 2000 Plan), each director of HLTH automatically receives, on each January 1, a non-qualified option to purchase 20,000 shares of HLTH Common Stock with an exercise price equal to the closing price on the last trading date of the prior year. The grants made on January 1, 2007 each had an exercise price of $12.39 per share and each had a total grant date fair value equal to $77,774, based on the methodology and assumptions referred to in Footnote 2 above. The following lists the total number of shares of HLTH Common Stock subject to outstanding unexercised option awards held by the listed individuals as of December 31, 2007 and the weighted average exercise price of those options:

Name	Number of Shares Subject to Outstanding Options	Weighted Average Exercise Price
Mark J. Adler, M.D.	236,000	$10.16
Neil F. Dimick	57,916	$ 9.82
James V. Manning	248,000	$ 8.89

EXECUTIVE COMPENSATION

Overview

This section contains information regarding WebMD's compensation programs and policies and, in particular, their application to a specific group of individuals that are referred to as WebMD's Named Executive Officers. Under applicable SEC rules, WebMD's Named Executive Officers for this proxy statement consist of WebMD's Chief Executive Officer, its Chief Financial Officer and the three other executive officers of WebMD who received the most compensation for 2007. This section is organized as follows:

- ***2007 Report of the Compensation Committee.*** This section contains a report of the Compensation Committee of WebMD's board of directors regarding the "Compensation Discussion and Analysis" section described below. The material in the 2007 Report of the Compensation Committee will not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that WebMD specifically incorporates this information by reference, and will not otherwise be deemed filed under such Acts.

- ***Compensation Committee Interlocks and Insider Participation.*** This section contains information regarding certain types of relationships involving WebMD's Compensation Committee members.

- ***Compensation Discussion and Analysis.*** This section contains a description of the specific types of compensation WebMD pays, a discussion of its compensation policies, information regarding how those policies were applied to the compensation of its Named Executive Officers for 2007 and other information that may be useful to investors regarding compensation of WebMD's Named Executive Officers and other employees.

- ***Executive Compensation Tables.*** This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts or value of various types of compensation paid to WebMD's Named Executive Officers and related information.

- ***Potential Payments and Other Benefits upon Termination or Change in Control.*** This section provides information regarding amounts that could become payable to WebMD's Named Executive Officers following specified events.

- ***Employment Agreements with Named Executive Officers.*** This section contains summaries of the employment agreements between Named Executive Officers and WebMD, HLTH or their subsidiaries. We refer to these summaries in various other places in this Executive Compensation section.

The parts of this Executive Compensation section described above are intended to be read together and each provides information not included in the others. In addition, for background information regarding the Compensation Committee of WebMD's board of directors and its responsibilities, please see "Corporate Governance — Committees of the Board of Directors — Compensation Committee" above.

2007 Report of the Compensation Committee

The Compensation Committee of WebMD's board of directors provides oversight of WebMD's compensation programs and makes specific compensation decisions regarding compensation of the Named Executive Officers and WebMD's other executive officers. Set out below is the Compensation Discussion and Analysis section of this proxy statement. That section contains a discussion of WebMD's executive compensation programs and policies and their application by the Compensation Committee in 2007 to the Named Executive Officers. The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis. Based upon this review and the

Compensation Committee's discussions, the Compensation Committee has recommended to WebMD's board of directors that the Compensation Discussion and Analysis section be included in this proxy statement.

Mark J. Adler, M.D. (Chairperson)
A. R. Moossa, M.D.
Stanley S. Trotman, Jr.

Compensation Committee Interlocks and Insider Participation

Each of the Compensation Committee members whose name appears under the Compensation Committee Report was a Committee member for all of 2007. No current member of the Compensation Committee is a current or former executive officer or employee of WebMD or had any relationships in 2007 requiring disclosure by WebMD under the SEC's rules requiring disclosure of certain relationships and related-party transactions.

None of WebMD's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the WebMD board or the Compensation Committee of the HLTH board during 2007.

Compensation Discussion and Analysis

This section contains a description of the specific types of compensation WebMD pays, a discussion of WebMD's compensation policies, information regarding how the compensation of WebMD's Named Executive Officers for 2007 was determined under those policies and other information that may be useful to investors regarding compensation of WebMD's Named Executive Officers and other employees.

Overview of Types of Compensation Used by WebMD. The compensation of WebMD's Named Executive Officers consists primarily of the following:

- cash salary;
- an annual cash bonus, the amount of which was determined, for 2007, by the Compensation Committee in its discretion;
- grants of options to purchase shares of WebMD Class A Common Stock, subject to vesting based on continued employment, with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date (and, in some cases, options to purchase shares of HLTH Common Stock, with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date); and
- grants of shares of WebMD restricted stock, subject to vesting based on continued employment (and, in some cases, grants of shares of HLTH restricted stock, subject to vesting based on continued employment).

In addition, the Compensation Committee may authorize payment of special bonuses to provide recognition for specific accomplishments or at the time of a promotion, if determined by the Compensation Committee to be appropriate and in amounts determined by the Compensation Committee in its discretion.

A discussion of each of the above types of compensation used in 2007 follows under the heading "Use of Specific Types of Compensation in 2007." The compensation of WebMD's other executives generally consists of the same types, with the specific amounts determined by WebMD's Chief Executive Officer and other members of senior management.

In determining the forms of compensation to be used by WebMD, the Compensation Committee considers various factors, including the effectiveness of the incentives provided, tax and accounting considerations, the compensation practices of other companies and the expectations of WebMD's employees and WebMD's investors. In addition, the Compensation Committee believes that it is important that compensation be understood by the employees who receive it and by WebMD's investors. The Compensation

Committee believes that WebMD's compensation programs, including the types of stock options and restricted stock that WebMD uses, are effective forms of compensation and well understood. WebMD has not offered any deferred compensation plans to executive officers or other employees. WebMD has also not offered any retirement plans to its executive officers, other than the HLTH 401(k) Savings and Employee Stock Ownership Plan (which we refer to as the HLTH 401(k) Plan), which is generally available to WebMD's employees. Subject to the terms of the HLTH 401(k) Plan, HLTH matches, in cash, 25% of amounts contributed to that Plan by each Plan participant, up to 6% of eligible pay. The matching contribution made by HLTH is subject to vesting, based on continued employment, with 50% scheduled to vest on each of the first and second anniversaries of an employee's date of hire (with employees vesting immediately in any matching contribution made after the second anniversary). WebMD reimburses HLTH for payments it makes under the 401(k) plan with respect to WebMD employees. Ms. Forte and Messrs. Funston and Gattinella are the Named Executive Officers who chose to participate in the HLTH 401(k) Plan in 2007.

The compensation of Messrs. Funston and Wygod is paid by HLTH and determined by the Compensation Committee of HLTH's board of directors, other than any awards of WebMD restricted stock and options to purchase WebMD Class A Common Stock, which are determined by WebMD's Compensation Committee. In 2007, WebMD did not make any such awards to either Mr. Funston or Mr. Wygod.

Discussion of Compensation Policies. The Compensation Committee's guiding philosophy is to establish a compensation program that is:

- *Competitive with the market in order to help attract, motivate and retain highly qualified managers and executives.* WebMD seeks to attract and retain talent by offering competitive base salaries, annual incentive opportunities and the potential for long-term rewards through equity-based awards, such as stock options and restricted stock. WebMD has, in the past, granted and may continue to grant equity-based awards to a large portion of its employees, not just executives. Those awards have been primarily in the form of nonqualified options to purchase WebMD Class A Common Stock.

- *Performance-based to link executive pay to company performance over the short-term and long-term and to facilitate shareholder value creation.* It is WebMD's practice to provide compensation opportunities in addition to base salary that are linked to WebMD's performance and the individual's performance. Achievement of short-term goals is rewarded through annual cash bonuses, while achievement of long-term objectives is encouraged through nonqualified stock option grants and restricted stock awards that are subject to vesting over periods generally ranging from three to four years. Through annual and long-term incentives, a major portion of the total potential compensation of WebMD's executive officers (and other members of senior management) is placed at risk in order to motivate them to improve the performance of WebMD's businesses and to increase the value of WebMD.

- *Designed to foster a long-term commitment by management.* The Compensation Committee believes that there is great value to WebMD in having a team of long-tenured, seasoned executives and managers. WebMD's compensation practices are designed to foster a long-term commitment to WebMD by its management team. The vesting schedules attributable to equity grants are typically 3 to 4 years.

The Compensation Committee has not retained outside consultants to assist it in implementing these policies or making specific decisions relating to executive compensation. The Compensation Committee does, from time to time, review general information regarding the compensation practices of other companies, including some that are likely to compete with WebMD for the services of WebMD's executives and employees and that information is a factor used by the Compensation Committee in its decisions and in its general oversight of compensation practices at WebMD. However, the Compensation Committee does not use that information to generate specific compensation amounts or targets and does not seek to create an objective standard for WebMD compensation based on what other companies have done. Instead, in each compensation decision, the Compensation Committee exercises its business judgment regarding the appropriateness of types and amounts of compensation in light of the value to WebMD of specific individuals. With respect to 2007 compensation, the Compensation Committee took into account recommendations made by the Chairman of the Board and the Chief Executive Officer of WebMD with respect to determinations of the types and amounts of compensation to be paid to the other executive officers and also discussed with the Chairman of the Board and the Chief Executive Officer the types and amounts such individuals believed would be appropriate to pay each of them in light of the amounts being recommended for the other executive officers and amounts being paid to other WebMD executives.

WebMD's senior management generally applies a similar philosophy and similar policies to determine the compensation of officers and managers who are not executive officers and reports to the Compensation Committee regarding these matters.

Prior to the formation of WebMD's Compensation Committee in connection with WebMD's initial public offering, the HLTH Compensation Committee was responsible for determining the compensation of WebMD's executive officers. The Compensation Committees of the HLTH and WebMD boards have similar compensation philosophies and policies and continue to coordinate their decision-making to the extent they believe appropriate, including by having Mark J. Adler, M.D. serve as Chairman of both Compensation Committees and by having many of the meetings of the Compensation Committees be joint meetings that include discussions of compensation at both HLTH and WebMD. That coordination began when WebMD first became a public company in 2005, at a time when the compensation of its executive officers had, historically, been determined by or under the oversight of the HLTH Compensation Committee and one goal of that coordination was to facilitate continuity in decision-making. An additional goal of coordinating the decision-making of the two Compensation Committees since that time has been to have the compensation philosophies and practices at HLTH and at WebMD, as a publicly-traded subsidiary of HLTH that shares some of its directors and executive officers, generally be consistent, except to the extent the Compensation Committees choose to maintain or implement specific differences that they believe to be appropriate. Notwithstanding these efforts to coordinate the work of the two Compensation Committees, the WebMD Compensation Committee has the final responsibility for making specific compensation determinations regarding WebMD executive officers whose compensation is wholly paid by WebMD. Similarly, decisions regarding the cash compensation of Messrs. Funston and Wygod were made by the HLTH Compensation Committee and that compensation was paid by HLTH.

Use of Specific Types of Compensation in 2007

Base Salary. The Compensation Committee (or, in the case of Messrs. Funston and Wygod, the HLTH Compensation Committee) reviews the base salaries of WebMD's executive officers from time to time, but expects to make few changes in those salaries except upon a change in position. In 2007, no changes were made to the salaries of any of WebMD's Named Executive Officers. In general, it is the Compensation Committee's view that increases in the cash compensation of WebMD's executive officers should be performance-based and achieved through the bonus-setting process, rather than through an increase in base salary. However, the Compensation Committee considers various factors when it contemplates an adjustment to base salary, including: company performance, the executive's individual performance, scope of responsibility and changes in that scope (including as a result of promotions), tenure, prior experience and market practice. WebMD's senior management considers similar factors in determining whether to make adjustments to salaries of other employees, and such changes are made more frequently.

Annual Cash Bonuses. WebMD executives have the opportunity to earn annual cash bonuses. However, WebMD's Named Executive Officers (and its other executive officers) do not participate in a formal annual bonus plan and the Compensation Committee did not set quantitative performance targets, in advance, for use in determining bonus amounts for executive officers for 2007. After the end of 2007, the Compensation Committee determined such amounts based on its subjective assessment of the performance of WebMD in 2007, taking into consideration its views regarding the extent to which financial and operational goals discussed by management and the board at various times during 2007 were achieved. The Compensation Committee believes that, for WebMD at this time, a flexible annual bonus process is a more appropriate one for motivating WebMD's executive officers than setting quantitative targets in advance because it allows the Compensation Committee to consider, in its bonus determinations:

- goals of any type set by the board and communicated to senior management at any point in the year;
- the effects of acquisitions and dispositions of businesses made during the year; and
- the effects of unexpected events and changes in WebMD's businesses during the year.

The Compensation Committee may, at some point in the future, determine that it will use quantitative targets set in advance in determining executive officer bonuses. In addition, in some years, bonus awards for some of WebMD's executive officers (particularly newly-hired executive officers) may be dictated by the terms of the executive's employment agreement, providing for payment of a specified bonus amount or an amount within a specific range with respect to a specific employment period. No such requirements applied with respect to Named Executive Officers for 2007.

While the Compensation Committee does not set quantitative performance targets in advance, it does set individual target bonus opportunities, as a percentage of base salary, for each Named Executive Officer. In some cases, these percentages are reflected in the employment agreement for the Named Executive Officer approved by the Compensation Committee. The higher the target percentage of an individual's salary that the annual bonus opportunity represents, the greater the percentage of total annual cash compensation that is not guaranteed for that individual. Generally, the target percentage (and therefore the percentage of annual compensation that is not guaranteed) increases with the level and scope of responsibility of the executive, as does salary. The target bonus opportunities for the Named Executive Officers for 2007 are set forth in the following table:

Named Executive Officer	Title	Annual Salary	Target Annual Bonus Opportunity	Target Annual Bonus Amount as a Percent of Salary
Wayne T. Gattinella. .	Chief Executive Officer and President	$560,000	$560,000	100%
Anthony Vuolo	Chief Operating Officer	$450,000	$450,000	100%
Mark D. Funston. . . .	Executive Vice President and Chief Financial Officer	$375,000	$187,000	50%
Nan-Kirsten Forte . . .	Executive Vice President, Consumer Services	$352,000	$123,400	35%
Martin J. Wygod	Chairman of the Board	$975,000	$975,000	100%

However, the Compensation Committee (or, in the case of Messrs. Funston and Wygod, the HLTH Compensation Committee) retained discretion in 2007 regarding the actual annual bonus amounts to be paid, which could be less than, equal to or more than the target bonus opportunity. The following table lists: (a) for 2006, the amount of the annual cash bonuses paid to the Named Executive Officers and the percentage this represented of the person's target bonus opportunity; and (b) for 2007, the sum of the annual cash bonuses and the SBP Awards (described further below), and the percentage this sum represented of the target bonus opportunity:

		Sum of 2007 Annual Bonus and SBP Award		2006 Annual Bonus	
Named Executive Officer	Title	Amount	% of Target	Amount	% of Target
Wayne T. Gattinella. .	CEO and President	$270,000	48%	$340,000	61%
Anthony Vuolo	Chief Operating Officer	$250,000	56%	$250,000	56%
Mark D. Funston. . . .	Executive Vice President and Chief Financial Officer	$100,000	53%	$ 35,000	n/a
Nan-Kirsten Forte . . .	Executive Vice President, Consumer Services	$ 80,000	65%	$110,000	89%
Martin J. Wygod	Chairman of the Board	$520,000	53%	$780,000	80%

For 2007, there were two separate bonus amounts for each of Messrs. Gattinella and Vuolo and Ms. Forte: (1) a cash bonus paid in March 2008 ($135,000 for Mr. Gattinella, $125,000 for Mr. Vuolo and $40,000 for Ms. Forte) and (2) an award under the Supplemental Bonus Program (SBP) described below ($135,000 for Mr. Gattinella, $125,000 for Mr. Vuolo and $40,000 for Ms. Forte). In making comparisons to 2006 bonuses, the Compensation Committee considered the total of these two amounts.

For 2007, the Compensation Committee primarily considered WebMD's financial performance in setting annual bonuses for its executive officers, including the Named Executive Officers. However, the Compensation Committee did not attempt to tie the amounts of the 2007 annual bonuses for the executive officers to any specific measures and, instead, based its bonus determinations on its subjective view of WebMD's results. In addition, the Compensation Committee did not focus on making individualized determinations of each Named Executive Officer's specific contributions for 2007 and instead relied primarily on its evaluation of the management team as a whole, as reflected in the financial results. Accordingly, differences in the amounts of 2007 bonuses among the Named Executive Officers result primarily from differences in their level of responsibility with the company. Because WebMD's financial performance in 2007 did not fully achieve expectations, including publicly disclosed guidance issued by management, the Compensation Committee set bonus amounts at lower levels than in 2006. For Mr. Gattinella, the total of his 2007 annual bonus and his SBP Award was approximately 20% lower than his 2006 annual bonus. For Ms. Forte, the total of her 2007 annual bonus and her SBP Award was approximately 25% lower than her 2006 annual bonus. Because Mr. Vuolo became Chief Operating Officer during 2007 at the request of the WebMD board and because his 2006 annual bonus represented a lower percentage of his target annual bonus amount than either Mr. Gattinella or Ms. Forte, the total of his 2007 annual bonus and his SBP Award was equal to the amount of his 2006 annual bonus.

The 2007 annual bonus amounts for Messrs. Funston and Wygod were paid by HLTH and were set by the HLTH Compensation Committee based on similar considerations to those applied by the Compensation Committee described above. No contributions were made with respect to either of them to the Supplemental Bonus Trust. For Mr. Wygod, the amount of his 2007 annual bonus represented approximately 67% of his 2006 annual bonus. Mr. Funston's 2007 annual bonus represented approximately 50% of an annualized amount based on his 2006 bonus. Mr. Funston's employment by HLTH began in November 2006 and the amount of his bonus for 2006 was set by the HLTH Compensation Committee based on that part-year employment period.

Supplemental Bonus Program (SBP). The Compensation Committee of the WebMD board approved the contribution, in March 2008, to a trust (which we refer to as the Supplemental Bonus Trust) of the following SBP Awards for the listed Named Executive Officers: $135,000 for Mr. Gattinella, $40,000 for Ms. Forte and $125,000 for Mr. Vuolo. The amounts of the SBP Awards were determined by the Compensation Committee of the WebMD board, in its discretion. The Supplemental Bonus Trust will distribute the SBP Awards, together with actual net interest earned on the respective amounts, to the listed Named Executive Officers as promptly as practicable following March 1, 2009 (but in no event later than 2½ months following such date); provided, however, that in order to receive such payment, the individual must continue to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations in connection with a reduction in force or a sale of a subsidiary). Certain other WebMD officers and employees also received SBP Awards, subject to similar terms and conditions as apply to the listed Named Executive Officers.

Special Bonuses. None of the Named Executive Officers received any special bonuses in 2007.

Equity Compensation. WebMD uses two types of long-term incentives: nonqualified stock options and restricted stock. Stock options are granted with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date. Thus, participants in WebMD's equity plans (including the Named Executive Officers) will only realize value on their stock options if the price of WebMD Class A Common Stock increases after the grant date. The Compensation Committee believes that equity compensation, subject to vesting periods of three to four years, encourages employees to focus on the long-term performance of the company. The amount that employees receive from equity awards increases when the price of Class A WebMD Common Stock increases, which rewards employees for increasing shareholder value. The vesting schedules applicable to these equity awards are intended to promote retention of employees during the vesting period.

The Compensation Committee does not make equity grants to Named Executive Officers on an annual or other pre-determined basis, and no such grants were made during 2007. In determining whether and when to make equity grants, the Compensation Committee expects to consider the history of prior grants made to individual Named Executive Officers, their vesting status and the amounts that have been or may be realized by those individuals from those grants. In addition, the Compensation Committee expects to consider factors similar to those it considers in its decisions relating to cash compensation, as described above, including factors relating to individual and company performance. Finally, the Compensation Committee expects that it will typically make larger grants to the executive officers that it believes have the greatest potential to affect the value of the company and improve results for stockholders. Similar considerations will apply to grants made to other officers and employees.

Application of Compensation Policies to Individual Named Executive Officers. Differences in compensation among Named Executive Officers result from a number of factors and may vary from year to year. The primary factors that may create differences in compensation are disparities in: (a) the level of responsibility of the individual Named Executive Officers, (b) individual performance of the Named Executive Officers, and (c) the need to motivate and retain specific individuals at specific points in time. In general, larger equity grants are made to the most senior executive officers because they have the greatest potential to affect the value of WebMD and to improve results for stockholders. Similarly, a greater portion of their total cash compensation is likely to come from their annual bonus. In 2007, no equity grants were made to Named Executive Officers and no changes were made to their salaries. Accordingly, the application of compensation policies to individual Named Executive Officers in 2007 related solely to their bonuses and is described under "Annual Cash Bonuses" above.

Benefits and Perquisites. WebMD's executive officers are generally eligible to participate in HLTH's benefit plans on the same basis as WebMD's other employees (including matching contributions to the HLTH 401(k) Plan and company-paid group term life insurance). HLTH, for the past several years, has maintained a sliding scale for the cost of employee premiums for its health plan, under which employees with higher salaries pay a higher amount. The limited perquisites (or "perks") received by WebMD's Named Executive Officers in 2007 are described in the footnotes to the Summary Compensation Table. In addition, WebMD's executive officers (as part of a larger group of employees generally having a salary of $180,000 or more) receive company-paid supplemental disability insurance, the cost of which is listed in those footnotes.

Compensation Following Termination of Employment or a Change in Control

Overview. WebMD does not offer any deferred compensation plans to WebMD's executive officers or other employees and does not offer any retirement plans to WebMD's executive officers, other than a 401(k) plan generally available to other employees. Accordingly, the payment and benefit levels for WebMD's Named Executive Officers applicable upon a termination or a change in control result from provisions in the employment agreements between WebMD or HLTH and the individual Named Executive Officers. However, unlike annual or special bonuses or the amounts of equity grants (which the Compensation Committee generally determines in its discretion at the time of payment or grant), the terms of employment agreements are the result of negotiations between WebMD or HLTH and those individuals, which generally occur at the time the individual joins WebMD or HLTH or in connection with a promotion to a more senior position with WebMD or HLTH (subject to the approval of the applicable Compensation Committee in the case of executive officer employment agreements). The Compensation Committees of WebMD and HLTH have, in the past, usually been willing to include similar provisions relating to potential terminations and changes in control in connection with the renewal of or extensions to an employment agreement with an existing executive officer as those in the existing employment agreement with that executive officer. The employment agreements with Named Executive Officers are described under the heading "Employment Agreements with Named Executive Officers" below and summaries of the types of provisions relating to post-termination compensation included in those agreement are included in this section under the headings "Employment Agreement Provisions

Regarding Termination Benefits" and "Employment Agreement Provisions Regarding Change in Control Benefits" below.

In determining whether to approve executive officer employment agreements (or renewals of or extensions to those agreements), the Compensation Committees of WebMD and HLTH consider their need for the services of the specific individual and the alternatives available to WebMD, as well as potential alternative employment opportunities available to the individual from other companies. In considering whether to approve employment agreement terms that may result in potential payments and other benefits for executives that could become payable following a termination or change in control, the Compensation Committee considers both the costs that could potentially be incurred by WebMD, as well as the potential benefits to WebMD, including benefits from post-termination confidentiality, non-solicit and non-compete obligations imposed on the executive and provisions relating to post-termination services required of certain Named Executive Officers. In the case of potential payments and other benefits that could potentially become payable following a change in control, the Compensation Committee considers whether those provisions would provide appropriate benefit to an acquiror, in light of the cost the acquiror would incur, as well as benefits to WebMD during the period an acquisition is pending.

Employment Agreement Provisions Regarding Termination Benefits. WebMD's employment agreements with Named Executive Officers provide for some or all of the following to be paid if the Named Executive Officer is terminated without cause or resigns for good reason (the definitions of which are typically set forth in the applicable employment agreement), dies or ceases to be employed as a result of disability:

- continuation of cash compensation (including salary and, in some cases, an amount based on past bonuses) for a period following termination;
- continuation of vesting and/or exercisability of some or all options or restricted stock; and
- continued participation in certain of WebMD's health and welfare insurance plans or payment of COBRA premiums.

The amount and nature of these benefits vary by individual, with the most senior of the Named Executive Officers typically receiving more of these benefits and receiving them for a longer period. These benefits also vary depending on the reason for the termination. See "Employment Agreements with Named Executive Officers" below for a description of the specific provisions that apply to each of WebMD's Named Executive Officers and "Potential Payments and Other Benefits upon Termination of Employment or Change in Control" below for a sample calculation, based on applicable SEC rules, of the amounts that would have been payable if termination for specified reasons had occurred as of December 31, 2007. No such post-termination benefits apply if a Named Executive Officer is terminated for cause (the definition of which is typically set forth in the applicable employment agreement). The Compensation Committee believes that the protections provided to executive officers by the types of employment agreement provisions described above are appropriate for the attraction and retention of qualified and talented executives and consistent with good corporate governance.

Employment Agreement Provisions Regarding Change in Control Benefits. The Compensation Committees of the WebMD board and the HLTH board believe that executives should generally not be entitled to severance benefits upon the occurrence of a change in control, but that it is appropriate to provide for such benefits if a change in control is followed by a termination of employment or other appropriate triggering event. See "Employment Agreement Provisions Regarding Termination Benefits" above. However, as more fully described below under "Employment Agreements with the Named Executive Officers" and "Potential Payments and Other Benefits upon Termination of Employment or Change in Control" below, the Compensation Committee has approved the following exceptions:

- Mr. Wygod's employment agreement includes terms providing that if there is a change in control of HLTH, all of his outstanding options and other equity compensation (including WebMD equity) would become immediately vested and the options would remain exercisable for the remainder of the originally scheduled term. The employment agreement also contains provisions providing that he may resign and receive severance payments, but it requires Mr. Wygod to provide consulting services during any period in which he is receiving severance.

- In the case of Mr. Gattinella, his employment agreement provides that, so long as he remains employed for 6 months following a change in control of WebMD, his options to purchase WebMD Class A Common Stock would continue to vest until the next vesting date following the change in control, even if he resigns from the employ of WebMD prior to such vesting date.

- With respect to Mr. Vuolo, his employment agreement includes terms providing that he would be able to resign following a change in control, after the completion of a six month transition period with the successor, and receive the same benefits that he would be entitled to upon a termination without cause following the change in control (as set forth in the tables below and the description of his employment agreement that follows).

In the negotiations with those Named Executive Officers regarding their employment agreements, the HLTH Compensation Committee (which was authorized to make compensation determinations with respect to WebMD executive officers prior to WebMD's initial public offering and is authorized to make compensation determinations with respect to HLTH's executive officers) recognized that, for those individuals, a change in control is likely to result in a fundamental change in the nature of their responsibilities. Accordingly, under their employment agreements, the HLTH Compensation Committee approved those Named Executive Officers having, following a change in control, the rights described above. The HLTH Compensation Committee believed that the rights provided were likely to be viewed as appropriate by a potential acquiror in the case of those specific individuals. In addition, the HLTH Compensation Committee sought to balance the rights given to those Named Executive Officers with certain requirements to provide transitional or consulting services (as described below) in types and amounts likely to be viewed as reasonable by a potential acquiror.

If the benefits payable to Mr. Vuolo in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code of 1986, WebMD has agreed to make an additional payment to him so that the net amount of such payment (after taxes) that he receives is sufficient to pay the excise tax due. HLTH has agreed to make such additional payments to Mr. Wygod.

Application in 2007. No changes were made during 2007 to the provisions of the employment agreements with the Named Executive Officers relating to post-termination compensation.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code generally limits the ability of a publicly held corporation to deduct compensation in excess of $1 million per year paid to certain executive officers. It is the policy of the Compensation Committee to structure, where practicable, compensation paid to its executive officers so that it will be deductible under Section 162(m) of the Code. Accordingly, WebMD's equity plans under which awards are made to officers and directors are generally designed to ensure that compensation attributable to stock options granted will be tax deductible by WebMD. However, cash bonuses for WebMD's executive officers and grants of restricted stock do not qualify as performance-based within the meaning of Section 162(m) and, therefore, are subject to its limits on deductibility. In determining that the compensation of WebMD's executive officers for 2007 was appropriate under the circumstances and in the best interests of WebMD and its stockholders, the Compensation Committee considered the amount of net operating loss carryforwards available to WebMD to offset income for federal income tax purposes. See Note 15 to the Consolidated Financial Statements included as Annex B-1 to this proxy statement.

Executive Compensation Tables

This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts of compensation paid to WebMD's Named Executive Officers and related information. The tables included are:

- Summary Compensation Table, which presents information regarding the Named Executive Officer's total compensation and the types and value of its components; and

- two tables providing additional information regarding equity compensation, entitled: Outstanding Equity Awards at End of 2007; and Option Exercises and Stock Vested in 2007.

As permitted by the SEC rules relating to these tables, the tables reflect only the types of compensation that HLTH and WebMD paid to Named Executive Officers. For example, since WebMD's only retirement plan is a 401(k) plan, WebMD does not include tables applicable to other types of retirement plans. For a general description of the types of compensation paid by WebMD and HLTH, see "Compensation Discussion and Analysis — Overview of Types of Compensation." In addition, since no grants of stock options or restricted stock were made to the Named Executive Officers during 2007, we have omitted the table that would otherwise appear under the heading "Grants of Plan-Based Awards in 2007."

Summary Compensation Table

Table. The following table presents information regarding the amount of the total compensation of Named Executive Officers for services rendered during 2007 and 2006, as well as the amount of the specific components of that compensation. The compensation reported in the table reflects all compensation to the Named Executive Officers from WebMD and any of its subsidiaries as well as from HLTH and any of its other subsidiaries. In certain places in the tables, we have indicated by use of the letters "W" and "H" whether equity compensation relates to securities of WebMD or HLTH.

(a) Name and Principal Position	*(b)* Year	*(c)* Salary	*(d)* Bonus	*(e)* Stock Awards[1]	*(f)* Option Awards[1]	*(g)* All Other Compensation	*(h)* Total
Wayne T. Gattinella Chief Executive Officer and President	2007	$560,000	$ 270,000[2]	$ 7,457H 229,931W 237,388	$ 84,850H 538,230W 623,080	$ 9,214[3]	$1,699,682
	2006	560,000	340,000	46,977H 439,809W 486,786	229,800H 960,853W 1,190,653	8,313[4]	2,585,752
Anthony Vuolo Chief Operating Officer[5]	2007	450,000	250,000[6]	7,457H 183,944W 191,401	84,850H 430,584W 515,434	16,610[7]	1,423,445
	2006	450,000	700,000[8]	46,977H 351,847W 398,824	229,800H 768,682W 998,482	16,079[9]	2,563,385
Mark D. Funston Executive VP and Chief Financial Officer[4]	2007	375,000	100,000	173,881H	182,503H	169,948[10]	1,001,332
	2006	46,875	35,000	22,867H	24,000H	526[11]	129,268
Nan-Kirsten Forte Executive VP-Consumer Services	2007	352,500	80,000[12]	4,970H 114,965W 119,935	55,437H 269,115W 324,552	5,445[13]	882,432
	2006	352,500	110,000	31,318H 219,905W 251,223	146,548H 480,426W 626,974	5,125[14]	1,345,822
Martin J. Wygod Chairman of the Board	2007	975,000	520,000	1,623,018H 229,931W 1,852,949	1,813,757H 538,230W 2,351,987	10,847[15]	5,710,783
	2006	975,000	3,530,000[16]	629,691H 439,809W 1,069,500	709,598H 960,853W 1,670,451	10,847[15]	7,255,798

(1) The amounts reported in Columns (e) and (f) above reflect the aggregate dollar amounts recognized by WebMD or HLTH for stock awards and option awards for income statement reporting purposes under SFAS No. 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements included as Annex B-1 to this proxy statement and Note 13 (Stock-Based Compensation) to the Consolidated Financial Statements as Annex A-1 to the Proxy Statement for HLTH's 2008 Annual Meeting for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Columns (e) and (f) reflect WebMD's

accounting expense for these equity awards, not amounts realized by the Named Executive Officers. The actual amounts, if any, ultimately realized by the Named Executive Officers from equity compensation will depend on the price of WebMD's Class A Common Stock (or the price of HLTH's Common Stock in the case of HLTH equity awards) at the time they exercise vested stock options or at the time of vesting of restricted stock. Holders of shares of WebMD restricted stock and HLTH restricted stock have voting power and the right to receive dividends, if any, that are declared on those shares, but their ability to sell those shares is subject to vesting requirements based on continued employment.

(2) Consists of: (a) an annual bonus of $135,000 for 2007; and (b) an SBP Award of $135,000 (see "Additional Information" below).

(3) Consists of: (a) $2,906 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance.

(4) Consists of: (a) $3,085 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $1,242 for company-paid group term life insurance.

(5) Mr. Vuolo became Chief Operating Officer in July 2007. He served as Chief Financial Officer during 2007 until the appointment of Mark Funston as Chief Financial Officer in August 2007.

(6) Consists of: (a) an annual bonus of $125,000 for 2007; and (b) an SBP Award of $125,000 (see "Additional Information" below).

(7) Consists of: (a) $3,368 for company-paid supplemental disability insurance; (b) $1,242 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(8) Includes annual bonus for 2006 of $250,000 paid by WebMD and special bonus of $450,000 paid by HLTH in recognition of his services during 2006 to HLTH primarily in connection with the EPS Sale and the 2006 EBS Sale.

(9) Consists of: (a) $3,269 for company-paid supplemental disability insurance; (b) $810 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(10) Consists of: (a) $3,338 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) $810 for company-paid group term life insurance; and (d) $88,545 for reimbursement of relocation costs plus $73,685 for reimbursement of amounts required to pay income taxes resulting from the payment for such relocation costs.

(11) Consists of: (a) $433 in company matching contributions under the HLTH 401(k) Plan; and (b) $93 for company-paid group term life insurance.

(12) Consists of: (a) an annual bonus of $40,000 for 2007; and (b) an SBP Program Award of $40,000 (see "Additional Information" below).

(13) Consists of: (a) $2,250 in company matching contributions under the HLTH 401(k) Plan; (b) $2,385 for company-paid supplemental disability insurance; and (c) $810 for company-paid group term life insurance.

(14) Consists of: (a) $2,200 in company matching contributions under the HLTH 401(k) Plan; (b) $2,385 for company-paid supplemental disability insurance; and (c) $540 for company-paid group term life insurance.

(15) Consists of: (a) $3,989 for company-paid supplemental disability insurance; and (b) $6,858 for company-paid group term life insurance.

(16) Includes 2006 annual bonus of $780,000 paid by HLTH and special bonus of $2,750,000 paid by HLTH in recognition of the completion of the EPS Sale and the 2006 EBS Sale and the related repositioning of HLTH.

Additional Information. The Summary Compensation Table above quantifies the amount or value of the different forms of compensation earned by or awarded to Named Executive Officers in 2007 and provides a dollar amount for total compensation. All amounts reported in the Summary Compensation Table for Messrs. Wygod and Funston reflect compensation from HLTH, except for amounts reflecting grants of WebMD restricted stock and options to purchase WebMD Class A Common Stock that Mr. Wygod received in connection with WebMD's initial public offering. The amounts reported in the Summary Compensation Table for other Named Executive Officers reflect compensation from WebMD, except (a) amounts reflecting grants by HLTH of HLTH restricted stock and options to purchase HLTH Common Stock and (b) the special bonus paid by HLTH for 2006 to Mr. Vuolo referred to in Footnote 8 to the table. In the case of Mr. Funston, the Summary Compensation Table reflects compensation beginning in mid-November 2006, when he joined HLTH.

As noted in Footnotes 2, 6 and 12, in addition to 2007 annual bonuses, Messrs. Gattinella and Vuolo and Ms. Forte received awards under a Supplemental Bonus Program (SBP). The SBP Awards were contributed to a trust (which we refer to as the Supplemental Bonus Trust). The Supplemental Bonus Trust will distribute the SBP Awards, together with actual net interest earned on the respective amounts, to those Named Executive Officers as promptly as practicable following March 1, 2009 (but in no event later than 2½ months following such date); provided, however, that in order to receive such payment, the individual must continue to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations in connection with a reduction in force or a sale of a subsidiary). Certain other WebMD officers and employees also received SBP Awards, subject to similar terms and conditions.

Descriptions of the material terms of each Named Executive Officer's employment agreement and related information is provided under "Executive Compensation — Employment Agreements with Named Executive Officers" below. The agreements provide the general framework and some of the specific terms for the compensation of the Named Executive Officers and approval of the Compensation Committee is required prior to WebMD entering into employment agreements with its executive officers. However, many of the decisions relating to compensation for a specific year made by the Compensation Committee (or, in the case of Messrs. Funston and Wygod, by the HLTH Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. For a discussion of the salary, bonus and equity compensation of Named Executive Officers for 2007 and the decisions made by the Compensation Committee relating to 2007 compensation, see "Compensation Discussion and Analysis" above. In addition, the Named Executive Officers earned or were paid the other benefits listed in Column (g) of the Summary Compensation Table and described in the related footnotes to the table in this "Executive Compensation Tables" section.

Grants of Plan-Based Awards in 2007

Neither WebMD nor HLTH granted any restricted stock, stock options or other equity incentive awards to any of the Named Executive Officers during 2007.

Outstanding Equity Awards at End of 2007

The following table presents information regarding the outstanding equity awards held by each Named Executive Officer as of December 31, 2007, including the vesting dates for the portions of these awards that had not vested as of that date. Awards of WebMD equity are indicated with "(W)" at the beginning of column (b) in the table and awards of HLTH equity are indicated with "(H)" at the beginning of that column.

(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*
	Option Awards[1]					Stock Awards[2]		
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Grant Date	Option Expiration Date	Number of Shares of Stock That Have Not Vested	Stock Award Grant Date	Market Value of Shares of Stock That Have Not Vested[3]
Wayne T. Gattinella	(H) 250,000	—	$ 8.59	3/17/04	3/17/14	—	—	$ —
	(H) 239,881	—	4.81	8/20/01	8/20/11	—	—	—
	(W) 110,000	110,000[4]	17.50	9/28/05	9/28/15	27,500[4]	9/28/05	1,129,425
Anthony Vuolo	(H) 250,000	—	8.59	3/17/04	3/17/14	—	—	—
	(H) 160,000	—	3.43	9/20/01	9/20/11	—	—	—
	(H) 200,000	—	12.75	8/21/00	8/21/10	—	—	—
	(H) 625,000	—	11.55	6/05/00	6/05/10	—	—	—
	(H) 97,500	—	34.23	10/04/99	10/04/09	—	—	—
	(H) 187,500	—	18.20	10/04/99	10/04/09	—	—	—
	(H) 97,500	—	13.85	6/15/99	6/15/09	—	—	—
	(H) 125,000	—	14.75	1/07/98	1/07/08	—	—	—
	(W) 88,000	88,000[4]	17.50	9/28/05	9/28/15	22,000[4]	9/28/05	903,540
Mark D. Funston	(H) 45,000	135,000[4]	11.60	11/13/06	11/13/16	45,000[4]	11/13/06	603,000
Nan-Kirsten Forte	(H) 100,000	—	16.13	9/12/00	9/20/10	—	—	—
	(H) 356,853	—	21.69	4/06/00	4/06/10	—	—	—
	(H) 100,000	—	37.06	11/12/99	11/12/09	—	—	—
	(H) 13,704	—	71.41	5/06/99	5/06/09	—	—	—
	(W) —	55,000[4]	17.50	9/28/05	9/28/15	13,750[4]	9/28/05	564,713
Martin J. Wygod	(H) 243,000	657,000[5]	11.86	10/23/06	10/23/16	219,000[5]	10/23/06	2,934,600
	(H) 25,000	450,000[4]	8.77	1/27/06	1/27/16	100,000[6]	1/27/06	1,340,000
	(H) 3,000,000	—	12.75	8/21/00	8/21/10	—	—	—
	(H) 585,000	—	13.85	6/15/99	6/15/09	—	—	—
	(H) 25,000	—	22.90	7/01/98	7/01/13	—	—	—
	(H) 25,000	—	15.50	7/01/97	7/01/12	—	—	—
	(H) 25,000	—	14.80	7/01/96	7/01/11	—	—	—
	(H) 25,000	—	10.00	7/03/95	7/03/10	—	—	—
	(W) 110,000	110,000[4]	17.50	9/28/05	9/28/15	27,500[4]	9/28/05	1,129,425

(1) Each stock option grant reported in the table above was granted under, and is subject to, the WebMD 2005 Plan, the HLTH 2000 Plan, the HLTH 1996 Stock Plan or another plan or agreement that contains substantially the same terms. The option expiration date shown in Column (f) above is the normal expiration date, and the last date that the options may be exercised. For each Named Executive Officer, the unexercisable options shown in Column (c) above are also unvested. Unvested shares are generally forfeited if the Named Executive Officer's employment terminates, except to the extent otherwise provided in an employment agreement. For information regarding the effect on vesting of options of the death, disability or termination of employment of a Named Executive Officer or a change in control of HLTH or WebMD, see "Potential Payments and Other Benefits upon Termination of Employment or a Change in Control" below. The exercisable options shown in Column (b) above, and any unexercisable options shown in Column (c) above that subsequently become exercisable, will generally expire earlier than the normal expiration date if the Named Executive Officer's employment terminates, except as otherwise specifically provided in the Named Executive Officer's employment agreement. For a description of the material terms of the Named Executive Officer's employment agreements, see "Employment Agreements with Named Executive Officers" below.

(2) The stock awards held by Named Executive Officers are subject to accelerated or continued vesting in connection with a change in control of WebMD or HLTH, as the case may be, and upon certain terminations of employment, as described below in more detail

under "Employment Agreements with Named Executive Officers" and "Potential Payments and Other Benefits upon Termination of Employment or a Change in Control." Except as otherwise indicated in those sections, unvested stock awards will generally be forfeited if a Named Executive Officer's employment terminates.

(3) The market or payout value of stock awards reported in Column (i) is computed by multiplying the number of shares of stock reported in Column (g) by:

- $41.07 the closing market price of WebMD Class A Common Stock on December 31, 2007, the last trading day of 2007, for WebMD restricted stock; or
- $13.40, the closing market price of HLTH Common Stock on December 31, 2007, the last trading day of 2007, for HLTH restricted stock.

(4) Vesting schedule is: 25% of the grant on each of first, second, third and fourth anniversaries of the date of the grant.

(5) Vesting schedule is: 27% of the grant on first anniversary of the date of the grant, 33% on second anniversary and 40% on third anniversary.

(6) Vesting schedule is: 1/3 of the grant on each of first, second and third anniversaries of the date of the grant.

Option Exercises and Stock Vested in 2007

The following table presents information regarding the exercise of options to purchase WebMD Class A Common Stock and HLTH Common Stock by WebMD's Named Executive Officers during 2007, and regarding the vesting during 2007 of WebMD restricted stock and HLTH restricted stock previously granted to the Named Executive Officers. Amounts with respect to WebMD equity are noted with a "W" and amounts with respect to HLTH equity are noted with an "H."

(a)	*(b)*	*(c)*	*(d)*	*(e)*
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting [2]
Wayne T. Gattinella	—	$ —	12,500H	$ 179,375H
			13,750W	716,375W
				895,750
Anthony Vuolo.	125,000H	71,250H	12,500H	179,375H
			11,000W	573,100W
				752,475
Mark D. Funston	—	—	15,000H	216,600H
Nan-Kirsten Forte	166,667H	496,919H	8,334H	119,593H
	55,000W	1,520,463W	6,875W	358,188W
		2,017,382		477,781
Martin J. Wygod	125,000H	623,750H[3]	131,000H	1,802,810H
			13,750W	716,375W
				2,519,185

(1) The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of HLTH Common Stock to which the exercise of the option related, by (ii) the difference between (1) the per-share closing price of HLTH Common Stock on the date of exercise (or, for any shares sold on the date of exercise, the actual sale price received) and (2) the exercise price of the options.

(2) The dollar amounts shown in Column (e) above for shares of WebMD restricted stock and HLTH restricted stock are determined by multiplying the number of shares that vested by the per-share closing price of WebMD Class A Common Stock or HLTH Common Stock on the vesting date.

(3) The 125,000 shares acquired on exercise have not been sold by Mr. Wygod. The amount reported in column (c) was calculated as described in footnote 1 above, based on the closing price of HLTH Common Stock on the date of exercise.

Potential Payments and Other Benefits upon Termination of Employment or a Change in Control

Background and Assumptions. In this section, we provide tables containing estimates of amounts that may become payable to our Named Executive Officers under their employment agreements as a result of a termination of employment under specific circumstances, as well as estimates regarding the value of other benefits they may become entitled to receive as a result of such termination. For a general discussion of matters relating to compensation that may become payable by WebMD or HLTH after termination of employment or a change in control, see "Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control" above and for a detailed description of the applicable provisions of the employment agreements of the Named Executive Officers, see "Employment Agreements with Named Executive Officers" below. Under those agreements, the amount and types of payment and other benefits vary depending on whether the termination is as a result of death or disability, is with or without cause, is a resignation for good reason and/or is in connection with a change in control. As prescribed by applicable SEC rules, in estimating the amount of any potential payments to Named Executive Officers under their employment agreements and the value of other benefits they may become entitled to receive, we have assumed that the applicable triggering event (i.e., termination of employment or change in control) occurred on December 31, 2007, that the price per share of HLTH Common Stock is $13.40 (the closing price per share on December 31, 2007, the last trading day in 2007), and that the price per share of WebMD Class A Common Stock is $41.07 (the closing price per share on December 31, 2007). We have also treated the right to continue to vest in options as accelerated to December 31, 2007 for purposes of this disclosure only.

If the benefits payable to Mr. Vuolo in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Internal Revenue Code of 1986, WebMD has agreed to make an additional payment to him so that the net amount of such payment (after taxes) that he receives is sufficient to pay the excise tax due. HLTH has agreed to make such additional payments to Mr. Wygod. In the tables below, WebMD has calculated the Section 280G excise tax on the basis of IRS regulations and Rev. Proc. 2003-68 and has assumed that the Named Executive Officer's outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction. For purposes other than calculating the Section 280G excise tax, we have calculated the value of any option or stock award that may be accelerated in connection with a change in control to be the amount the holder can realize from such award as of December 31, 2007: for options, that is the market price of the shares that would be received upon exercise, less the applicable exercise price; and for restricted stock, that is the market value of the shares that would vest. WebMD has also assumed that they have no accrued and unused vacation at December 31, 2007.

Tables. The tables below set forth estimates (rounded to the nearest $1,000), based on the assumptions described above and in the footnotes to the tables, of the potential payments and the potential value of other benefits applicable to each Named Executive Officer upon the occurrence of specified termination or change in control triggering events. The terms used in the tables have the meanings given to them in each Named Executive Officer's employment agreement and described below under "Employment Agreements with Named Executive Officers." In addition, the amounts set forth in each table reflect the following:

- In the column entitled "Permanent Disability or Death," the amounts reflect both provisions in those employment agreements and the fact that WebMD's and HLTH's equity plans generally provide for acceleration of vesting of awards in the event of a termination of employment as a result of death or disability.

- Under their employment agreements, Messrs. Vuolo and Wygod are eligible to continue to participate in WebMD's health and welfare plans (or comparable plans) for a specified period and Ms. Forte and Messrs. Funston and Gattinella are eligible to receive payment for their COBRA premiums for a specified period. In the row entitled "Health and Welfare Benefits Continuation," the amounts are based upon the current average cost to WebMD of these benefits per employee and are net of amounts that the executives would continue to be responsible for. We have not made any reduction in the amounts in this row to reflect the fact that the obligation to continue benefits ceases in the event the executive becomes eligible for comparable coverage with a subsequent employer.

Wayne T. Gattinella, Chief Executive Officer and President

Executive Benefits and Payments	Voluntary Termination for "Good Reason"	Voluntary Termination in Connection with a "Change in Control"[1]	Other Voluntary Termination	Permanent Disability or Death	Involuntary Termination for "Cause"	Involuntary Termination without "Cause"	Termination of Employment without "Cause" or for "Good Reason" Following a "Change in Control"
Cash Severance[2]	$ 900,000	$ -0-	$-0-	$ -0-	$-0-	$ 900,000	$ 900,000
Stock Options	1,296,000	1,296,000	-0-	2,593,000	-0-	1,296,000	1,296,000
Restricted Stock	-0-	-0-	-0-	1,129,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	10,000	-0-	-0-	-0-	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	2,206,000	1,296,000	-0-	3,722,000	-0-	2,206,000	2,206,000

(1) In the event of a Change in Control of WebMD, the unvested portion of the options granted to Mr. Gattinella at the time of WebMD's initial public offering would continue to vest until the next vesting date following the Change in Control, so long as he remains employed for six months following the Change in Control. For purposes of calculating the amounts included in the column entitled "Voluntary Termination in Connection with Change in Control," we treat such resignation as occurring on December 31, 2007 and assume that the requirement for the six month transition period has been met.

(2) Represents one year of salary and an annual bonus for 2007. We have assumed, solely for purposes of this table that the amount of the annual bonus used for calculating the amounts in this line of the table, is $340,000, the amount of Mr. Gattinella's bonus for 2006 (the year prior to the year of the assumed termination).

Anthony Vuolo, Chief Operating Officer

Executive Benefits and Payments	Voluntary Termination for "Good Reason"	Voluntary Termination in connection with a "Change in Control"[1]	Other Voluntary Termination	Permanent Disability or Death	Involuntary Termination for "Cause"	Involuntary Termination without "Cause"	Termination of Employment without "Cause" or for "Good Reason" Following a "Change in Control"
Cash Severance[2]	$1,300,000	$1,300,000	$-0-	$1,300,000	$-0-	$1,300,000	$1,300,000
Stock Options	1,037,000	1,037,000	-0-	2,074,000	-0-	1,037,000	1,037,000
Restricted Stock	-0-	-0-	-0-	904,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	38,000	38,000	-0-	38,000	-0-	38,000	38,000
280G Tax Gross-Up[3]	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	2,375,000	2,375,000	-0-	4,316,000	-0-	2,375,000	2,375,000

(1) Mr. Vuolo may resign from his employment after six months following a Change in Control of WebMD and receive the same benefits as if he was terminated without Cause or for Good Reason following a Change in Control. He may not unilaterally resign without Good Reason prior to such date and receive these benefits. However, for purposes of calculating the amounts included in the column for "Voluntary Termination in Connection with a Change in Control," we treat such resignation as occurring on December 31, 2007 and assume that the six month transition period requirement has been met.

(2) The amounts in this row, other than the columns that are zero, consist of 18 months of salary and annual bonuses, plus an annual bonus for 2007. We have assumed, solely for purposes of preparing this table, that the amount of such annual bonus is $250,000 (based on what was actually paid for 2006, the year prior to the year of the assumed termination).

(3) For purposes of preparing this table, we have assumed that the bonus for the year of termination is reasonable compensation for services performed. In addition, we have assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance constitutes "reasonable compensation" for the restrictive covenants to which the executive is bound following the termination of employment. Accordingly, we have not treated that portion of the salary continuation as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Mark D. Funston, Executive VP and Chief Financial Officer

Executive Benefits and Payments	Voluntary Termination for "Good Reason"	Voluntary Termination in Connection with a "Change in Control"	Other Voluntary Termination	Permanent Disability or Death	Involuntary Termination for "Cause"	Involuntary Termination without "Cause"	Termination of Employment without "Cause" Following a "Change in Control"
Cash Severance(1)	$-0-	$-0-	$-0-	$ 375,000	$-0-	$375,000	$ 750,000
Stock Options	-0-	-0-	-0-	243,000	-0-	81,000	81,000
Restricted Stock	-0-	-0-	-0-	603,000	-0-	201,000	201,000
Health and Welfare Benefits Continuation	-0-	-0-	-0-	10,000	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	-0-	-0-	-0-	1,231,000	-0-	667,000	1,042,000

(1) $375,000 represents one year of salary; $750,000 represents two years of salary.

Nan-Kirsten Forte, Executive Vice President — Consumer Services

Executive Benefits and Payments	Voluntary Termination for "Good Reason"	Voluntary Termination in Connection with a "Change in Control"	Other Voluntary Termination	Permanent Disability or Death	Involuntary Termination for "Cause"	Involuntary Termination without "Cause"	Termination of Employment without "Cause" or for "Good Reason" Following a "Change in Control"
Cash Severance(1)	$ 463,000	$-0-	$-0-	$ -0-	$-0-	$ 463,000	$ 463,000
Stock Options	648,000	-0-	-0-	1,296,000	-0-	648,000	648,000
Restricted Stock	-0-	-0-	-0-	565,000	-0-	-0-	-0-
Health and Welfare Benefits Continuation	10,000	-0-	-0-	-0-	-0-	10,000	10,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	1,121,000	-0-	-0-	1,861,000	-0-	1,121,000	1,121,000

(1) Represents one year of salary and an annual bonus for 2007. We have assumed, solely for purposes of preparing this table, that the amount of the annual bonus used for calculating the amounts in this line of the table is $110,000, the amount of Ms. Forte's bonus for 2006 (the year prior to the year of the assumed termination).

Martin J. Wygod, Chairman of the Board

Executive Benefits and Payments	Voluntary Termination for "Good Reason"	Voluntary Termination in Connection with a "Change in Control"(1)	Other Voluntary Termination	Permanent Disability or Death	Involuntary Termination for "Cause"	Involuntary Termination without "Cause"	Termination of Employment without "Cause" or for "Good Reason" Following a "Change in Control"
Cash Severance	$ 2,527,000	$ 2,527,000	$-0-	$ 2,527,000	$-0-	$ 2,527,000	$ 2,527,000
Stock Options	5,688,000	5,688,000	-0-	5,688,000	-0-	5,688,000	5,688,000
Restricted Stock	5,404,000	5,404,000	-0-	5,404,000	-0-	5,404,000	5,404,000
Health and Welfare Benefits Continuation	32,000	32,000	-0-	32,000	-0-	32,000	32,000
280G Tax Gross-Up(2)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	13,651,000	13,651,000	-0-	13,651,000	-0-	13,651,000	13,651,000

(1) Represents salary through August 3, 2010. Mr. Wygod is required to provide consulting services during the period he is receiving severance payments. Please see the description of his employment agreement below under "Employment Agreements with Named Executive Officers — Martin J. Wygod."

(2) We have assumed, solely for purposes of preparing this table, that the salary continuation portion of the severance is the only portion of the severance benefits that constitutes "reasonable compensation" for the consulting services required of Mr. Wygod and the restrictive covenants to which he is bound following the termination of his employment. Accordingly, we have not treated the salary continuation portion as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Employment Agreements with Named Executive Officers

The following are summaries of the employment agreements with WebMD's Named Executive Officers. The agreements provide the general framework and some of the specific terms for the compensation of the Named Executive Officers. Approval of the Compensation Committee is required prior to WebMD entering into employment agreements with its executive officers. However, many of the decisions relating to the compensation of WebMD's Named Executive Officers for a specific year made by the Compensation Committee (or, in the case of Messrs. Funston and Wygod, by the HLTH Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. With respect to 2007, those decisions and their implementation are discussed earlier in this "Executive Compensation" section.

Wayne T. Gattinella

WebMD is party to an employment agreement, dated as of April 28, 2005, with Wayne Gattinella, who serves as WebMD's CEO and President. The following is a description of Mr. Gattinella's employment agreement:

- Mr. Gattinella currently receives an annual base salary of $560,000 and is eligible to earn a bonus of up to 100% of his base salary. For 2007, Mr. Gattinella received an annual bonus of $135,000, determined by the Compensation Committee of WebMD's board in its discretion (and ratified by HLTH's Compensation Committee). In addition, the Compensation Committee approved an SBP Award of $135,000 with respect to Mr. Gattinella. See "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" and "Supplemental Bonus Program (SBP)" above. With respect to subsequent years, the employment agreement provides that achievement of 50% of Mr. Gattinella's bonus will be based upon WebMD's attainment of corporate financial and strategic goals to be established by the Compensation Committee, with the financial goals generally related to revenue and/or other measures of operating results, and achievement of the remaining 50% of Mr. Gattinella's bonus will be based on performance goals to be established by the Compensation

Committee. For information regarding Mr. Gattinella's equity compensation, see the "Executive Compensation Tables" above.

- In the event of the termination of Mr. Gattinella's employment, prior to April 30, 2009, by WebMD without "Cause" or by Mr. Gattinella for "Good Reason" (as those terms are described below), he would be entitled to continue to receive his base salary for one year from the date of termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive healthcare coverage until the earlier of one year following his termination and the date upon which he receives comparable coverage under another plan. Amounts with respect to Mr. Gattinella's SBP Award are payable only in accordance with the terms of the Supplemental Bonus Program Trust (see "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" and "Supplemental Bonus Program (SBP)" above). In the event that a termination of Mr. Gattinella's employment by WebMD without Cause or by Mr. Gattinella for Good Reason occurs before the fourth anniversary of the grant of the options to purchase WebMD Class A Common Stock, 25% of such options would continue to vest on the next vesting date following the date of termination.

- In the event of a "Change in Control" of WebMD (as that term is described below), the unvested portion of the options to purchase WebMD Class A Common Stock would continue to vest until the next scheduled vesting date following the Change in Control. The continued vesting applies only if Mr. Gattinella remains employed until six months following such Change in Control or is terminated by WebMD's successor without Cause or he resigns for Good Reason during such six-month period. For purposes of the employment agreement, a "Change in Control" would occur when: (i) a person, entity or group acquires more than 50% of the voting power of WebMD, (ii) there is a reorganization, merger or consolidation or sale involving all or substantially all of WebMD's assets, or (iii) there is a complete liquidation or dissolution of WebMD.

- For purposes of the employment agreement: (a) "Cause" includes (i) continued willful failure to perform duties after 30 days' written notice, (ii) willful misconduct or violence or threat of violence that would harm WebMD, (iii) a material breach of WebMD's policies, the employment agreement, or the Trade Secret and Proprietary Information Agreement (as described below), that remains unremedied after 30 days' written notice, or (iv) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude; and (b) "Good Reason" includes any of the following conditions or events remaining in effect after 30 days' written notice: (i) a reduction in base salary, (ii) a material reduction in authority, or (iii) any material breach of the employment agreement by WebMD.

- The employment agreement and the Trade Secret and Proprietary Information Agreement described below are governed by the laws of the State of New York.

Mr. Gattinella is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit Mr. Gattinella from hiring WebMD's employees or soliciting any of WebMD's clients or customers that he had a relationship with during the time he was employed by WebMD, and non-competition provisions that prohibit Mr. Gattinella from being involved in a business that competes with WebMD's business or that competes with any other business engaged in by any affiliates of WebMD if he is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date his employment has ceased.

Anthony Vuolo

Anthony Vuolo, who serves as WebMD's Chief Operating Officer, was a party to an employment agreement with HLTH. Mr. Vuolo's employment agreement has been amended and restated, effective as of the date of WebMD's initial public offering, and assumed by WebMD. The following is a description of Mr. Vuolo's amended and restated employment agreement:

- The employment agreement provides that Mr. Vuolo will receive an annual base salary of $450,000 and is eligible to earn a bonus of up to 100% of his base salary. For 2007, Mr. Vuolo received an annual bonus of $125,000, determined by the Compensation Committee of WebMD's board in its discretion. In addition, the Compensation Committee approved an SBP Award of $125,000 with respect to Mr. Vuolo. See "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" and "Supplemental Bonus Program (SBP)" above. With respect to subsequent years, the employment agreement provides that achievement of 50% of that bonus will be based upon WebMD's attainment of corporate financial and strategic goals to be established by the Compensation Committee of WebMD's board in consultation with Mr. Vuolo and achievement of the remaining 50% will be determined in the discretion of WebMD's Compensation Committee, or in the discretion of the Compensation Committee of HLTH's board with respect to services rendered by Mr. Vuolo to HLTH. For information regarding Mr. Vuolo's equity compensation, see the "Executive Compensation Tables" above.

- In the event of the termination of Mr. Vuolo's employment due to his death or disability, by WebMD without Cause (as described below), or by Mr. Vuolo for Good Reason (as described below), or as a result of WebMD's failure to renew his employment agreement, he would be entitled to:

    (a) continuation of his base salary for a period of eighteen months following the date of termination;

    (b) any unpaid bonus for the year preceding the year in which the termination of employment occurs, as well as payment for bonuses for the eighteen-month period following the date of termination calculated using the bonus paid or awarded for the year prior to the year of termination; and

    (c) continued participation in WebMD's welfare benefit plans for thirty-six months or if earlier, until he is eligible for comparable benefits.

  Amounts with respect to Mr. Vuolo's SBP Award are payable only in accordance with the terms of the Supplemental Bonus Trust (see "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" and "Supplemental Bonus Program (SBP)" above).

  In addition, all vested options to purchase HLTH Common Stock granted to Mr. Vuolo (other than the options granted March 17, 2004) would remain exercisable as if he remained in HLTH's employ through the original expiration date specified in each applicable stock option agreement. Further, the options to purchase WebMD Class A Common Stock granted in connection with WebMD's initial public offering would continue to vest through the next vesting date following the date of termination; provided that if the event triggering Good Reason is a Change in Control (as described below) then these options would be treated as described below. Mr. Vuolo's receipt of these severance benefits is subject to his continued compliance with applicable restrictive covenants.

- For purposes of the employment agreement: (a) "Cause" includes (i) a material breach of his employment agreement that remains unremedied after 30 days' written notice, or (ii) conviction of a felony; and (b) "Good Reason" includes (i) a material reduction in his title or responsibilities, (ii) the requirement to report to anyone other than WebMD's CEO, (iii) a reduction in his base salary or material fringe benefits, (iv) a material breach by WebMD of his employment agreement, (v) relocation of his place of work outside Manhattan, New York, unless it is within 25 miles of his current residence, or (vi) the date that is six months following a Change in Control (as described below) of WebMD or HLTH (so long as WebMD is a subsidiary of HLTH at the time of a Change in Control of HLTH and that Mr. Vuolo remains employed by WebMD's successor or HLTH's successor, or is terminated without Cause or resigns for Good Reason, during such six-month period).

- For purposes of the employment agreement, a "Change in Control" would occur when: (i) any person, entity, or group acquires at least 50% of the voting power of WebMD or HLTH, (ii) there is a sale of all or substantially all of WebMD's or HLTH's assets in a transaction where then current stockholders do not receive a majority of the voting power or equity interest in the acquiring entity or its controlling affiliates or (iii) a complete liquidation or dissolution of WebMD or HLTH occurs.

- The employment agreement also provides that in the event of a Change in Control of WebMD prior to the fourth anniversary of the date of grant of the stock option granted in connection with WebMD's initial public offering, as long as Mr. Vuolo remains employed for at least 6 months after the Change in Control (or is terminated without Cause or resigns for Good Reason), then such option will continue to vest through the next vesting date, whether or not Mr. Vuolo remains employed by WebMD on such vesting date.

- The employment agreement provides that, in the event of a transaction whereby WebMD is no longer a subsidiary of HLTH and, as a result, Mr. Vuolo is no longer providing services to HLTH, then all options to purchase HLTH's stock granted to Mr. Vuolo will be treated as if his employment was terminated without Cause.

- The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

- The employment agreement is governed by the laws of the State of New York.

- The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Vuolo incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute and related gross-up payments made to Mr. Vuolo will not be deductible for federal income tax purposes.

Mark D. Funston

HLTH is party to an employment agreement with Mark Funston entered into on November 9, 2006, at the time he was initially hired to be its Chief Financial Officer. Since August 2007, Mr. Funston has also been serving as WebMD's Chief Financial Officer. The following is a description of Mr. Funston's employment agreement:

- The agreement provides for an employment period for five years from November 13, 2006.

- Under the agreement, Mr. Funston's annual base salary is $375,000 and Mr. Funston is eligible to receive an annual bonus of up to 50% of his annual base salary. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Funston received a bonus of $100,000, determined by the Compensation Committee of HLTH's board in its discretion. See "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" above. For information regarding Mr. Funston's equity compensation, see the "Executive Compensation Tables" above.

- In the event of the termination of Mr. Funston's employment by HLTH without "cause" (as described below), he would be entitled to: (i) continuation of his base salary, as severance, for one year for each year of completed service with a minimum of one year and a maximum of three years (provided that if the termination occurs following a Change in Control (as defined in the 2000 Plan), the minimum severance pay period will be two years); (ii) payment of COBRA premiums as if he were an active employee with similar coverage during the period he is receiving severance (up to 18 months); (iii) the restricted stock described above will vest and the restrictions thereon will lapse on the date of termination for that portion of the award that would have vested on the next vesting date following the termination of employment or, if such termination occurs after the second anniversary of the grant date, the next two vesting dates (to the extent not previously vested); and (iv) the option granted by HLTH at the time of his employment will continue to vest and remain outstanding through the next vesting date following the termination of employment (or, if such termination occurs following the second anniversary of the grant date, the next two vesting dates (to the extent not previously vested)). If his employment is terminated as a result of his becoming disabled or his death, he (or his estate) will be entitled to the payments and benefits as if his employment had been terminated by HLTH without cause.

- If Mr. Funston's employment is terminated by HLTH for "cause" or by him, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the restricted stock or the stock options following the date of termination.

- For purposes of Mr. Funston's employment agreement, "cause" generally includes: (i) his bad faith in connection with the performance of his duties or his willful failure to follow the lawful instructions of the Chief Executive Officer, the board or the Audit Committee of HLTH, following written notice and a 20 day period of time to remedy such failure; (ii) his engaging in any willful misconduct that is, or is reasonably likely to be, injurious to HLTH (or any of its affiliates) or which could reasonably be expected to reflect negatively upon HLTH or otherwise impair or impede its operations; (iii) his material breach of a policy of HLTH, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; (iv) his material breach of the employment agreement, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; or (v) his commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.

- The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased for any reason. The severance payments and other post-employment benefits due to Mr. Funston under the employment agreement are subject to Mr. Funston's continued compliance with these covenants.

- The employment agreement is governed by the laws of the State of New Jersey.

Nan-Kirsten Forte

WebMD is party to an employment agreement with Nan-Kirsten Forte, who serves as WebMD's Executive Vice President — Consumer Services. The following is a description of Ms. Forte's employment agreement with WebMD. In this description of Ms. Forte's employment agreement, the terms "Cause" and "Good Reason" are used with the same meanings as in the description of Mr. Gattinella's employment agreement above.

- The employment agreement provides that Ms. Forte receives an annual base salary of $352,500 and is entitled to receive an annual bonus with a target of 35% of base salary to be determined by WebMD's Compensation Committee. For 2007, Ms. Forte received a bonus of $40,000, determined by the Compensation Committee of WebMD's board in its discretion. In addition, the Compensation Committee approved an SBP Award of $40,000 with respect to Ms. Forte. See "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" and "Supplemental Bonus Program (SBP)" above. For information regarding Ms. Forte's equity compensation, see the "Executive Compensation Tables" above.

- In the event of the termination of Ms. Forte's employment by WebMD without Cause or by Ms. Forte for Good Reason prior to the fourth anniversary of the effective date of the agreement, she would be entitled to continue to receive her base salary for one year following her termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive health coverage until the earlier of one year following her termination and the date upon which she receives comparable coverage under another plan. Amounts with respect to Ms. Forte's SBP Award are payable only in accordance with the terms of the Supplemental Bonus Program Trust (see "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" and "Supplemental Bonus Program (SBP)" above). In addition, the stock options granted in connection with WebMD's initial public offering would continue to vest through the next vesting date following the date of termination. Ms. Forte's receipt of these severance benefits is subject to her execution of a release of claims against WebMD and continued compliance with applicable restrictive covenants.

- The employment agreement and the Trade Secret and Proprietary Information Agreement described below are each governed by the laws of the State of New York.

Ms. Forte is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit her from hiring WebMD's employees or soliciting any of WebMD's clients or customers with whom she had a relationship during the time she was employed by WebMD, and non-competition provisions that prohibit her from being involved in a business that competes with WebMD's business or that competes with any other business engaged in by any affiliates of WebMD if she is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date her employment ceases.

Martin J. Wygod

On August 3, 2005, HLTH amended and restated the employment agreement, dated October 8, 2001, with Martin J. Wygod. The agreement was further amended on February 1, 2006. Under the amended agreement, Mr. Wygod serves as HLTH's Chairman of the Board, and also serves as Chairman of the Board of WebMD. In these positions, Mr. Wygod focuses on the overall strategy, strategic relationships and transactions intended to create long-term value for stockholders. He is also currently serving as Acting Chief Executive Officer of HLTH. The following is a description of Mr. Wygod's amended employment agreement:

- The employment agreement provides for an employment period through August 3, 2010.
- Under the employment agreement, Mr. Wygod received an annual base salary of $1.26 million, for his services as Chairman of the Board of HLTH, until the completion of WebMD's initial public offering; when the initial public offering was completed in September 2005, Mr. Wygod's base salary was reduced to $975,000 per year. The amount of any bonus is in the discretion of the Compensation Committee of the board of HLTH. For 2007, Mr. Wygod received an annual bonus of $520,000 from HLTH. See "Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2007 — Annual Cash Bonuses" above. For information regarding Mr. Wygod's equity compensation, see the "Executive Compensation Tables" above.
- In the event of termination of Mr. Wygod's employment by HLTH without "Cause" (as described below) or by Mr. Wygod for "Good Reason" (as described below), Mr. Wygod would become a consultant for HLTH and would be entitled to receive his salary, at the rate then in effect, and continuation of benefits until the later of (i) two years following such termination or (ii) August 3, 2010. In addition, all options, or other forms of equity compensation, granted to Mr. Wygod by HLTH or any of its affiliates (which would include WebMD) that have not vested prior to the date of termination would become vested as of the date of termination and, assuming there has not been a "Change in Control" of HLTH or of WebMD (as described below), would continue to be exercisable as long as he remains a consultant (or longer if the plan or agreement expressly provided). The amount of past bonuses would not be included in the calculation of the amount of Mr. Wygod's severance payments. In the event that Mr. Wygod's employment is terminated due to death or disability, he or his estate would receive the same benefits as described above. For purposes of the employment agreement:
  - (a) "Cause" includes a final court adjudication that Mr. Wygod (i) committed fraud or a felony directed against HLTH (or its affiliates) relating to his employment, or (ii) materially breached any of the material terms of the employment agreement; and
  - (b) "Good Reason" includes the following conditions or events: (i) a material reduction in title or responsibility that remains in effect for 30 days after written notice, (ii) a final court adjudication that HLTH materially breached any material provisions of the employment agreement, (iii) failure to serve on HLTH's board or the Executive Committee of HLTH's board, or (iv) the occurrence of a "Change in Control" (as described below) of HLTH.
- The employment agreement provides that in the event there is a Change in Control of HLTH, all outstanding options and other forms of equity compensation (including equity compensation granted by

WebMD) would become immediately vested on the date of the Change in Control and, if following the Change in Control, Mr. Wygod's employment terminates for any reason other than Cause, they would continue to be exercisable until the tenth anniversary of the applicable date of grant. A Change in Control of HLTH is also an event that constitutes Good Reason for purposes of a termination by Mr. Wygod. In the event there is a Change in Control of WebMD, any portion of Mr. Wygod's equity that relates to WebMD will fully vest and become exercisable on the date of such event, and if following such event, Mr. Wygod's engagement with WebMD is terminated for any reason other than cause, such equity will remain outstanding until the expiration of its original term. For purposes of the employment agreement:

(a) a "Change in Control" of HLTH includes (i) a change in the majority of the board of directors of HLTH without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 25% or more of the voting shares of HLTH and the Compensation Committee determining that such transaction constitutes a change in control, taking into consideration all relevant facts, (iii) consummation of a reorganization, merger or similar transaction as a result of which HLTH's stockholders prior to the consummation of the transaction no longer represent 50% of the voting power and (iv) consummation of a sale of all or substantially all of HLTH's assets; and

(b) a "Change in Control" of WebMD includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD's stockholders prior to the consummation of the transaction no longer represent 50% of the voting power and (iv) consummation of a sale of all or substantially all of WebMD's assets;

provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH's stockholders will constitute a Change in Control of WebMD or HLTH.

- In the event Mr. Wygod terminates his engagement with WebMD for "Good Reason" (as described in the following sentence), WebMD restricted stock and options to purchase WebMD Class A Common Stock granted to him will fully vest and become exercisable on the date his engagement terminates and will remain exercisable for the period beginning on such date and ending on the later of two years following such termination or August 3, 2010. For the purposes of a termination of Mr. Wygod's engagement with WebMD by him, "Good Reason" means a material reduction in Mr. Wygod's title or responsibilities as Chairman of the Board of WebMD.
- In the event that Mr. Wygod's employment with HLTH is terminated for any reason, but he remains Chairman of the Board of WebMD, WebMD will have no obligation to pay a salary to Mr. Wygod.
- The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that continue until the second anniversary of the date his employment has ceased.
- The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Wygod incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code. Any excess parachute payments and related tax gross-up payments made to Mr. Wygod will not be deductible for federal income tax purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with HLTH

This section describes the material provisions of agreements between HLTH (or one of its subsidiaries other than WebMD and its subsidiaries) and WebMD (or one of its subsidiaries). For additional information regarding the financial terms of certain of these agreements and charges from WebMD to HLTH and from HLTH to WebMD under certain of these agreements and certain predecessor arrangements, see "Transactions with HLTH" in Annex B-3, "WebMD Health Corp. 2007 Annual Report — Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this proxy statement and Note 5 to the Consolidated Financial Statements included as Annex B-1 to this proxy statement.

Termination Agreement

On October 19, 2008, pursuant to the terms of a termination agreement (the "Termination Agreement"), HLTH and WebMD mutually agreed, in light of recent turmoil in financial markets, to terminate the Agreement and Plan of Merger, dated as of February 20, 2008, between HLTH and WebMD, as amended by Amendment No. 1, dated as of May 6, 2008, and Amendment No. 2, dated as of September 12, 2008 (the "Merger Agreement"). The termination was by mutual agreement of the companies and was unanimously approved by the Board of Directors of each of the companies and by a special committee of independent directors of WebMD. The Termination Agreement maintains HLTH's obligation, under the terms of the Merger Agreement, to pay the expenses of WebMD incurred in connection with the merger.

Services Agreement

WebMD has entered into a Services Agreement with HLTH pursuant to which WebMD is charged for specified services provided by HLTH. Under the Services Agreement, HLTH receives an amount that reasonably approximates its cost of providing services to WebMD. The services that HLTH provides include certain administrative services, including services relating to payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, WebMD reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance and audit fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunications costs. HLTH has agreed to make the services available to WebMD for a term of up to 5 years following WebMD's initial public offering. However, WebMD is not required, under the Services Agreement, to continue to obtain services from HLTH. In the event WebMD wishes to receive those services from a third party or provide them internally, WebMD has the option to terminate services, in whole or in part, at any time, generally by providing, with respect to the specified services or groups of services, 60 days' notice and, in some cases, paying a termination fee of not more than $30,000 to cover costs of HLTH relating to the termination. HLTH has the option to terminate the services that it provides to WebMD, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days' written notice to WebMD. WebMD paid HLTH approximately $3,340,000 under the Services Agreement in 2007.

Registration Rights Agreement

WebMD has entered into a Registration Rights Agreement with HLTH, which requires WebMD to use its reasonable best efforts, upon HLTH's request, to register under the applicable federal and state securities laws any of the shares of WebMD equity securities owned by HLTH for sale in accordance with HLTH's intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. HLTH has the right to include the shares of WebMD's equity securities it beneficially owns in other registrations of these equity securities that WebMD initiates. WebMD is required to pay all expenses incurred in connection with each registration, excluding underwriters' discounts, if any. Subject to specified limitations, the registration rights are assignable by HLTH and its assignees. The Registration Rights Agreement contains customary indemnification and contribution provisions.

Tax Sharing Agreement

WebMD is a party to a Tax Sharing Agreement with HLTH that governs the respective rights, responsibilities, and obligations of HLTH and WebMD with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding taxes and related tax returns. In general, the Tax Sharing Agreement does not require HLTH or WebMD to reimburse the other party to the extent of any net tax savings realized by the consolidated group, as a result of the group's utilization of WebMD's or HLTH's attributes, including net operating losses, during the period of consolidation. However, under the Tax Sharing Agreement, HLTH was required to compensate WebMD for any use of WebMD's net operating losses that resulted from certain extraordinary transactions that occurred prior to January 1, 2008. Specifically, the Tax Sharing Agreement provides that, with respect to such extraordinary transactions, if HLTH or any corporation that is controlled, directly or indirectly, by HLTH, other than WebMD or its subsidiaries, had income or gain from the sale of assets (including a subsidiary) outside the ordinary course of business, extinguishment of debt or other extraordinary transaction ("Extraordinary Gains") that occurred prior to January 1, 2008, HLTH was required to a payment to WebMD and its subsidiaries (collectively, the "WebMD Subgroup") equal to 35% of the amount of the WebMD Subgroup's NOL carryforwards that are absorbed in the consolidated tax return as a result of the incurrence of such Extraordinary Gains. Under the Tax Sharing Agreement, HLTH reimbursed WebMD approximately $150 million with respect to the EPS Sale and the 2006 EBS Sale.

WebMD has agreed in the Tax Sharing Agreement that it will not knowingly take or fail to take any action that could reasonably be expected to preclude HLTH's ability to undertake a split-off or spin-off on a tax-free basis. WebMD has agreed that, in the event that HLTH decides to undertake a split-off or spin-off of WebMD capital stock to HLTH's stockholders, WebMD will enter into a new Tax Sharing Agreement with HLTH that will set forth the parties' respective rights, responsibilities and obligations with respect to any such split-off or spin-off.

Beneficial ownership of at least 80% of the total voting power and value of WebMD's capital stock is required in order for HLTH to continue to include the WebMD Subgroup in its consolidated group for federal income tax purposes. It is the present intention of HLTH to continue to file a single consolidated federal income tax return with its eligible subsidiaries. Each member of the consolidated group for federal income tax purposes will be jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between WebMD and HLTH during the period in which WebMD is included in the consolidated group of HLTH, WebMD could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred and not discharged by such other member. The Tax Sharing Agreement provides, however, that HLTH will indemnify WebMD to the extent that, as a result of being a member of the consolidated group of HLTH, WebMD becomes liable for the federal income tax liability of any other member of the consolidated group, other than the WebMD Subgroup. Correspondingly, the Tax Sharing Agreement requires WebMD to indemnify HLTH and the other members of the consolidated group with respect to WebMD's federal income tax liability. Similar principles generally will apply for income tax purposes in some state, local and foreign jurisdictions.

Indemnity Agreement

WebMD has entered into an Indemnity Agreement with HLTH, under which WebMD and HLTH have agreed to indemnify each other with respect to some matters. WebMD has agreed to indemnify HLTH against liabilities arising from or based on:

- the operations of WebMD's business;
- any material untrue statements or omissions in the Prospectus included in the IPO Registration Statement, other than material untrue statements or omissions contained in or pertaining to information relating solely to HLTH; and
- guarantees or undertakings made by HLTH to third parties in respect of WebMD's liabilities or obligations or those of WebMD's subsidiaries.

HLTH has agreed to indemnify WebMD against liabilities arising from or based on:

- the operations of HLTH's business;
- any material untrue statements or omissions in the Prospectus included in the IPO Registration Statement, other than material untrue statements or omissions contained in or pertaining to information relating solely to WebMD; and
- certain pre-existing legal proceedings.

The agreement contains provisions governing notice and indemnification procedures.

Intellectual Property License Agreement

The Intellectual Property License Agreement governs certain rights, responsibilities, and obligations of HLTH and WebMD with respect to the name "WebMD" and related intellectual property that HLTH had used. Under the Intellectual Property License Agreement, HLTH transferred any right it may have to the name "WebMD" and the related intellectual property to WebMD prior to the completion of WebMD's initial public offering.

Private Portals License

HLTH has licensed WebMD's private portal health and benefits management services for use by its employees and the employees of its other subsidiaries for a period of three years, through June 30, 2008. The fees payable by HLTH for this license for 2007 were approximately $250,000.

Product Development, Marketing and Related Arrangements

On January 31, 2006, HLTH and WebMD entered into agreements to support each other's product development and marketing of certain product lines. The parties agreed that WebMD would, in general, manage the product development and marketing of HLTH's and WebMD's product lines in the following areas:

- online tools and applications that are displayed to physicians and consumers that provide "quality" ratings of providers and that analyze patient care (we refer to these types of applications as External Clinical Quality Applications); and
- online tools and applications that are displayed to end-user consumers, plan members and/or patients to assist in (a) communicating with, or viewing information from, providers or payers, (b) making informed benefit, provider and/or treatment choices, through access to content, personal health records, plan comparison tools, benefit comparison tools, cost treatment indicators, calculators, etc. or (c) managing and utilizing consumer-directed health plans and the related health savings accounts and other consumer directed financial accounts (we refer to all of these types of applications as Consumer-Directed Applications).

The agreements provided that HLTH could continue to develop and market products and services principally provided for internal use by healthcare payers. The provisions of these agreements applicable solely to relationships between HLTH and WebMD have been terminated. However, in connection with the EPS Sale, the 2006 EBS Sale and the 2008 EBS Sale, separate agreements were entered into with EPS and EBS with respect to certain matters under those agreements, and the separate agreements continue in effect with respect to the following products and services:

- EPS has agreed to continue its relationship with WebMD to exclusively integrate WebMD's personal health record with EPS's clinical products, including EPS's electronic medical record.
- EBS has agreed to continue its strategic relationship with WebMD and to offer WebMD the opportunity to provide EBS with External Clinical Quality Applications and Consumer Directed Applications subject to mutual agreement on certain terms. In addition, if WebMD determines to pursue a Consumer Directed Application for the financial administration of the patient encounter, such as clinical

messaging or a personal financial record, and requests EBS to assist WebMD in that regard, WebMD and EBS have agreed to use reasonable efforts to integrate and market such applications. In addition, EBS agreed to license certain de-identified data to HLTH for use in the development and commercialization of certain applications. In the Termination Agreement relating to the merger with HLTH, HLTH agreed to assign this license to WebMD.

Other Business Arrangements with HLTH

WebMD has in the past entered into, and may from time to time in the future enter into, other ordinary course business arrangements with HLTH or its subsidiaries that are not material to either company and may not be the subject of any ongoing contract. For example, from time to time, HLTH has advertised some of its products and services on WebMD's physician portals. In addition, from time to time, WebMD and ViPS have worked together on projects or provided services to each other.

Other Related Party Transactions

HLTH was reimbursed approximately $278,000 and $255,000 for 2007 and 2006, respectively, by Martin J. Wygod (who serves as its Chairman of the Board and Acting Chief Executive Officer and as WebMD's Chairman of the Board), and a corporation that he controls, for personal use of certain of HLTH's staff and office facilities and for the personal portion of certain travel expenses.

Affiliates of FMR Corp. provide services to HLTH in connection with the HLTH 401(k) Savings and Employee Stock Ownership Plan and the Porex 401(k) Savings Plan. FMR Corp. beneficially owned, based on its holdings as of December 31, 2007, shares representing approximately 13.6% of HLTH's outstanding Common Stock and approximately 16.5% of the outstanding WebMD Class A Common Stock. The aggregate amount charged to HLTH for these services was approximately $37,000 for 2007 and approximately $82,000 for 2006. In 2004, WebMD entered into an agreement with Fidelity Human Resources Services Company LLC ("FHRS") (formerly known as Fidelity Employer Services Company LLC), an affiliate of FMR Corp., to integrate WebMD's private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. WebMD recorded revenue of $10,362,000 in 2007 and $7,802,000 in 2006 related to the FHRS agreement, and $1,544,000 and $2,145,000, respectively, were included in accounts receivable, related to the FHRS agreement, as of December 31, 2007 and December 31, 2006. For additional information, see "Our Online Services — Private Portals — Relationship with Fidelity Human Resources Services Company LLC" in Item 1 of WebMD's Annual Report on Form 10-K for the year ended December 31, 2007 and Note 7 to the Consolidated Financial Statements included as Annex B-1 to this proxy statement.

Audit Committee Review of Related Party Transactions

Under WebMD's Code of Business Conduct, directors and executive officers are required to disclose to WebMD's General Counsel or Compliance Officer any transactions or relationships they are involved in that present or may present a conflict of interest with WebMD, including those that would be required to be disclosed as a related party transaction under applicable SEC rules. Under WebMD's Code of Business Conduct and the Audit Committee Charter, the Audit Committee has authority to determine whether to approve or ratify such transactions and relationships on behalf of WebMD, other than transactions between HLTH and WebMD which, as described below, are overseen by the Related Parties Committee of the board. The Audit Committee considers whether to ratify or approve such transactions and relationships on a case-by-case basis, rather than pursuant to a general policy.

If not disclosed to the Audit Committee or if, after disclosure, not ratified or approved by the Audit Committee, a transaction or relationship presenting a conflict of interest or potential conflict of interest between a director or executive officer and WebMD may violate WebMD's Code of Business Conduct and other company policies. When reviewing such a relationship or transaction, the Audit Committee will examine the terms of the transaction to determine how close they are to terms that would be likely to be found in a similar arm's-length transaction and, if not, whether they are otherwise reasonable and fair to WebMD. In addition, the Audit Committee will consider the nature of the related party's interest in the transaction and the significance of the transaction to the related party. If the transaction involves a non-employee director, the Audit Committee may also consider whether the transaction would compromise the director's independence. The Audit Committee may condition its ratification or approval of a transaction or relationship on imposition of specified limitations on the transaction or relationship or specific monitoring requirements on an ongoing basis.

In the case of transactions and relationships between WebMD and HLTH, WebMD's board has delegated ongoing authority to ratify, approve and monitor them to the Related Parties Committee of the board. See "Corporate Governance — Committees of the Board of Directors — Related Parties Committee" above. The Related Parties Committee of the WebMD board consists solely of non-employee directors who are not also directors of HLTH. HLTH has a similar committee with authority to ratify, approve and monitor those transactions and relationships on its behalf, consisting solely of non-employee directors who are not also directors of WebMD.

REPORT OF THE AUDIT COMMITTEE

The current members of the Audit Committee of WebMD's board of directors are Neil F. Dimick, James V. Manning and Stanley S. Trotman, Jr. The Audit Committee is responsible for, among other things:

- retaining and overseeing the registered public accounting firm that serves as WebMD's independent auditor and evaluating their performance and independence;
- reviewing the annual audit plan with WebMD's management and registered public accounting firm;
- pre-approving any permitted non-audit services provided by WebMD's registered public accounting firm;
- approving the fees to be paid to WebMD's registered public accounting firm;
- reviewing the adequacy and effectiveness of WebMD's internal controls with WebMD's management, internal auditors and registered public accounting firm;
- reviewing and discussing the annual audited financial statements and the interim unaudited financial statements with WebMD's management and registered public accounting firm;
- approving WebMD's internal audit plan and reviewing reports of WebMD's internal auditors;
- determining whether to approve related party transactions (see "Certain Relationships and Related Transactions — Audit Committee Review of Related Party Transactions" below); and
- overseeing the administration of WebMD's Code of Business Conduct.

The Audit Committee of the board of directors of WebMD operates under a written charter adopted by the board. A copy of the Audit Committee Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for WebMD's 2007 Annual Meeting.

This report reviews the actions taken by the Audit Committee with regard to WebMD's financial reporting process for 2007 and particularly with regard to WebMD's audited consolidated financial statements and the related schedule included in WebMD's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

WebMD's management has the primary responsibility for WebMD's financial statements and reporting process, including the systems of internal controls. WebMD's independent auditors are responsible for performing an independent audit of WebMD's consolidated financial statements and the related schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon and a report on the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. In carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to WebMD's financial statements or systems of internal controls or any professional certification as to the independent auditors' work. The Audit Committee has implemented procedures to ensure that, during the course of each fiscal year, it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee's charter.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements and the Report of Management on Internal Control Over Financial Reporting included in WebMD's Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, the Audit Committee reviewed with WebMD's independent auditors, Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, rather than just the acceptability, of WebMD's accounting principles and such other matters as are required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, other standards of the Public Company Accounting Oversight Board (United States) SEC rules, and other professional standards. The Audit Committee also reviewed with Ernst &Young the "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting" included in WebMD's

Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, the Audit Committee discussed with Ernst & Young their independence from management and WebMD, including the matters in the written disclosures required of Ernst & Young by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence. The Audit Committee also considered whether the provision of non-audit services (see the section entitled "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm — Services and Fees of Ernst & Young" below) during 2006 by Ernst & Young is compatible with maintaining Ernst & Young's independence.

Additionally, the Audit Committee discussed with WebMD's independent auditors the overall scope and plan for their audit of WebMD's financial statements and their audits of WebMD's internal control over financial reporting. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of WebMD's internal controls and the overall quality of WebMD's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to WebMD's board of directors that the audited financial statements and related schedule be included in WebMD's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC. The Audit Committee has also approved the retention of Ernst & Young as WebMD's independent auditors for 2008.

Neil F. Dimick
James V. Manning
Stanley S. Trotman, Jr.

PROPOSAL 2: AMENDMENT TO THE AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

A proposal to ratify and approve an amendment to WebMD's Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 5,500,000 shares, to a total of 14,500,000 shares.

Overview

Under WebMD's Amended and Restated 2005 Long-Term Incentive Plan (which we sometimes refer to in this proxy statement as the 2005 Plan), a total of approximately 2,400,000 shares were available for future grant, as of October 31, 2008. The Compensation Committee of WebMD's board of directors has determined that it is in the best interests of WebMD and its stockholders to amend to increase the total number of shares of WebMD's Class A Common Stock issuable under the 2005 Plan by 5,500,000 shares, to a total of 14,500,000 shares. The Compensation Committee has approved such increase, subject to the approval of WebMD's stockholders. As more fully discussed below, WebMD is asking stockholders, at the 2008 Annual Meeting of Stockholders, to ratify and approve this increase so that WebMD may make a broad-based grant in late 2008 across the entire company. It is expected that this broad-based grant would use a large portion of the proposed increase in the size of the 2005 Plan. The remaining portion of the increase, along with the shares currently available for grant under the 2005 Plan, would be used for future grants.

As of November 4, 2008, the market price of WebMD Class A Common Stock, based upon the closing sales price as reported on the Nasdaq Global Select Market, was $23.33 per share.

Reasons for Seeking Stockholder Approval

We are seeking stockholders' approval for the increase in shares issuable under the 2005 Plan in order to comply with applicable requirements of the NASDAQ Global Select Market and, to the extent permitted by law, to preserve the tax deductible status for certain awards granted under the 2005 Plan. The stock options (and, if any, stock appreciation rights) that would be granted under the 2005 Plan are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code. In addition, the 2005 Plan authorizes performance-based stock awards that would give WebMD the flexibility to structure stock-based bonus opportunities as performance-based within the meaning of Section 162(m).

As described under "Voting and Quorum Required" above, HLTH controls approximately 96% of the total voting power of WebMD's outstanding common stock and is able, acting alone, to cause the approval of Proposal 2. HLTH has indicated that it intends to vote in favor of Proposal 2.

Recommendation of the Board of Directors of WebMD

Our board of directors believes that our employees are WebMD's most valuable asset and that the proposed increase in the 2005 Plan and the contemplated broad-based grant are vital to our ability to retain employees in the extremely competitive labor markets in which we compete. In addition, our board of directors believes that long-term incentive compensation under the 2005 Plan aligns the interests of employees with stockholders. For these reasons and the ones discussed below, **WebMD's board of directors recommends that stockholders vote "FOR" Proposal 2.**

Reasons for the Proposed Increase

As more fully discussed earlier in this proxy statement under "Executive Compensation — Compensation Discussion and Analysis — Overview of Types of Compensation Used by WebMD" and "— Discussion of Compensation Policies," the Compensation Committee believes achievement of long-term objectives and employee retention are encouraged through stock option and restricted stock grants that vest over time. The Compensation Committee believes that it is appropriate to make such grants broadly, as at least a portion of the compensation of most of our employees, to align that portion of their compensation with stockholder returns and for purposes of employee incentive and retention. WebMD continues to believe that employees throughout the entire company will be more motivated to achieve superior performance when they have a stake in the financial performance of the company.

We granted a total of 4,195,700 options to substantially all of our employees (and a total of 374,900 shares of restricted stock to certain of our senior officers) at the time of our initial public offering in September 2005 (which we refer to as our IPO). Such awards vest annually in equal installments of 25% commencing on the first anniversary of our IPO and are currently 75% vested with the last installment scheduled to vest in September 2009. As more fully discussed above under "Executive Compensation — Compensation Discussion and Analysis", we have not made grants on an annual basis but rather typically grant stock options (and, in the case of certain officers, restricted stock): (a) when officers and other employees first join us; (b) in connection with a significant change in responsibilities and, occasionally, to achieve equity within a peer group; or (c) at other times where appropriate to retain and motivate our officers and employees. As a consequence, very few of the original participants in the 2005 Plan have received an additional award under the Plan after our IPO. Since our IPO, we have granted a total of 3,436,575 options and 205,147 shares of restricted stock under the 2005 Plan, primarily to employees hired after the IPO, and a total of 1,541,802 options and 109,788 shares of restricted stock have been forfeited by Plan participants upon termination of employment. Options granted to newly hired employees after the IPO are largely at exercise prices well above current trading prices for WebMD Class A Common Stock. Accordingly, most our current employees either hold equity awards that are substantially vested or hold options that are significantly out-of-the-money, which, in either case, reduces the incentive provided by those options to remain employed by WebMD.

Given the current status of equity awards with our employees and officers, the Compensation Committee believes that late 2008 would be an appropriate time to approve a broad-based grant of equity to encourage employees and officers to remain with WebMD and work diligently to increase shareholder value. Competition for qualified personnel in the healthcare information services and Internet industries is intense. WebMD needs to be able to retain and motivate its experienced executives, writers and editors, software developers and other technical personnel, and sales and marketing personnel, among others, and to attract new ones. WebMD does not want to risk its employees resigning to accept new positions where they would be eligible for equity awards that reflect the current economic environment. If our stockholders approve this Proposal 2, the availability of additional options and/or other stock-based awards for grant under the 2005 Plan will allow WebMD to offer compensation packages competitive with those available from other potential employers and to continue to allow WebMD to use equity as a significant component of compensation consistent with our industry. Although the exact size of the broad-based grant and the amounts to be granted to specific individuals have not yet been determined, the Compensation Committee expects that the first vesting attributable to such grants would occur after the last vesting date of the options granted at the time of the IPO. In addition, the Compensation Committee expects that the vesting schedule for the grants will be over a total period of not less than four years.

Shares Available for Grant; Eligibility

Under the 2005 Plan, a total of approximately 2,400,000 shares were available for future grant, as of October 31, 2008. If Proposal 2 is approved by WebMD's stockholders, an additional 5,500,000 shares would become available for future grants under the 2005 Plan, a large portion of which would be used to make a broad-based grant in late 2008. The remaining portion of the increase, along with the shares currently available for grant under the 2005 Plan, would be used for future grants, primarily in connection with future new hires. The 2005 Plan is the only equity compensation of WebMD under which grants of stock-based awards may currently be made. However, the Compensation Committee has in the past (see "Equity Compensation Plan Information — Description of Subimo Plan" below) and may in the future, to the extent permitted under applicable law and NASDAQ rules, create equity compensation plans for new hire grants that do not require stockholder approval, particularly in connection with acquisitions of other companies. The Compensation Committee has recently approved the creation of a long-term incentive plan for employees of Marketing Technology Solutions, Inc. ("MTS"), which would have a maximum of 700,000 shares available for awards and would otherwise be substantially similar to the Subimo Plan. Awards under the plan for MTS employees would be made solely upon the closing of WebMD's pending acquisition of MTS and the plan would not be used to make any awards after that. WebMD does not intend to seek stockholder approval for that plan.

Persons eligible to receive awards under the 2005 Plan are employees or officers (including executive officers) of WebMD or its subsidiaries and its parent or its parent's other subsidiaries, directors of WebMD, and certain consultants to WebMD or any of its subsidiaries. As of October 24, 2008, approximately 1,350 officers and employees of WebMD and its subsidiaries (including all of its executive officers), as well as each of its 6 non-employee directors, are eligible to receive grants under the 2005 Plan. As of October 24, 2008, approximately 600 officers and employees of HLTH and its subsidiaries (other than WebMD and its subsidiaries) are eligible to receive grants under the 2005 Plan (of which approximately 65 are employees of HLTH and the remainder are employees of Porex). However, only three employees of HLTH who are not officers or employees of WebMD have received a grant under the 2005 Plan. WebMD does not generally make grants under the 2005 Plan to employees of HLTH who are not also officers of WebMD, but may do so, from time to time, for HLTH employees who provide significant services to WebMD.

Prior to its initial public offering, WebMD's officers (including its Named Executive Officers) received grants of HLTH restricted stock and options to purchase shares of HLTH Common Stock under HLTH's equity compensation plans and they continue to be eligible to receive awards under those plans. However, the HLTH Compensation Committee does not, in general, intend to make grants to WebMD employees under HLTH equity compensation plans and has not done so since WebMD's initial public offering. So long as WebMD remains a subsidiary of HLTH for purposes of the applicable HLTH equity compensation plan, HLTH restricted stock and options to purchase HLTH Common Stock held by WebMD officers and employees will generally continue to vest and remain outstanding during the period that the officer or employee remains in the employ of WebMD (subject to the terms and conditions of the applicable HLTH equity compensation plans and of agreements applicable to specific grants). HLTH's equity compensation plans are administered by HLTH's Compensation Committee and contain terms and conditions that are substantially similar to the terms of WebMD's 2005 Plan.

As more fully described in "Non-Employee Director Compensation" above, WebMD's non-employee directors receive automatic annual grants of options to purchase 13,200 shares on January 1 of each year, with an exercise price equal to the closing price of WebMD's Common Stock on the last trading day of the prior year. WebMD's Compensation Committee may make additional grants under the 2005 Plan to WebMD's non-employee directors, including grants when non-employee directors first join WebMD's board. As of the date of this proxy statement, WebMD has no current plans or proposals to make any such additional grants of awards under the 2005 Plan to its non-employee directors.

Summary of the 2005 Plan

Set forth below is a summary of the principal features of the 2005 Plan. The following summary is qualified in its entirety by the full text of the 2005 Plan, which appears as Annex A to this proxy statement.

General

The purpose of the 2005 Plan is to promote WebMD's success by linking the personal interests of WebMD's or its parent's employees, officers, directors and consultants to those of its stockholders, and to provide participants with an incentive for outstanding performance. The 2005 Plan authorizes the grant of awards in any of the following forms:

- options to purchase shares of Class A Common Stock, which may be incentive stock options or nonqualified stock options;
- stock appreciation rights (settled in cash or Class A Common Stock);
- performance shares;
- restricted stock;

- dividend equivalents;
- other stock-based awards;
- any other right or interest relating to Class A Common Stock; or
- cash.

Share Limits

An aggregate of 9,000,000 shares of Class A Common Stock is issuable under the 2005 Plan and, as of October 31, 2008, approximately 2,400,000 shares were available for future grant under the 2005 Plan. If Proposal 2 is approved, an additional 5,500,000 shares will be available for grant.

The maximum number of shares of Class A Common Stock with respect to one or more options, stock appreciation rights or combination of options and stock appreciation rights that may be granted during any one calendar year under the 2005 Plan to any one person is 412,500 (all of which, may be granted as incentive stock options), except that that limit may be increased by 412,500 for awards made in connection with a person's initial hiring.

The maximum fair market value of any awards (determined as of the date of the grant), other than options and stock appreciation rights, that may be received by a participant, less any consideration paid by the participant for such award, during any one calendar year under the 2005 Plan is $5,000,000. The maximum number of shares of WebMD's Class A Common Stock that may be subject to one or more performance shares (or used to provide a basis of measurement for one to determine the value of a performance share) granted in any one calendar year to any one person is 412,500.

Administration

The 2005 Plan is administered by WebMD's Compensation Committee. The Compensation Committee has the authority:

- to designate participants;
- to determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards or amend the terms of such award (subject to the terms of the 2005 Plan);
- to accelerate the vesting or lapse of restrictions applicable to an award based in each case on such considerations as the Compensation Committee may determine in its discretion;
- to establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2005 Plan; and
- to make all other decisions and determinations that may be required under the 2005 Plan.

Subject to certain limitations, the Compensation Committee is permitted to delegate to one or more directors or executive officers its authority under the 2005 Plan. The Compensation Committee has delegated certain of its authority to WebMD's Chief Executive Officer, subject to concurrence by WebMD's Chief Financial Officer, to grant awards to employees who are not executive officers up to the following limits: options to purchase up to 50,000 shares and restricted stock with an aggregate fair market value of up to $200,000.

Stock Options

The Compensation Committee is authorized under the 2005 Plan to grant options, which may be incentive stock options or nonqualified stock options. All options will be evidenced by a written award agreement between WebMD and the participant, which will include any provisions specified by the Compensation Committee. The exercise price of an option may not be less than the fair market value of WebMD's Class A Common Stock on the date of grant. The terms of an incentive stock option will be intended to meet the requirements of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights

The Compensation Committee may also grant stock appreciation rights. Upon the exercise of a stock appreciation right, the holder will have the right to receive the excess, if any, of the fair market value of one share of WebMD's Class A Common Stock on the date of exercise, over the grant price of the stock appreciation right as determined by the Compensation Committee, which will not be less than the fair market value of one share of WebMD's Class A Common Stock on the date of grant. All awards of stock appreciation rights will be evidenced by an award agreement reflecting the terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of the stock appreciation right, as determined by the Compensation Committee at the time of grant.

Restricted Stock Awards

The Compensation Committee may make awards of restricted Class A Common Stock to participants, which will be subject to restrictions on transferability and other restrictions as the Compensation Committee may impose, including, without limitation, restrictions on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock. These awards may be subject to forfeiture upon termination of employment or upon a failure to satisfy performance goals during the applicable restriction period.

Performance Shares

The Compensation Committee may grant performance shares to participants on terms and conditions as may be selected by the Compensation Committee. The Compensation Committee will have the discretion to determine the number of performance shares granted to each participant and to set performance goals and other terms or conditions to payment of the performance shares in its discretion which, depending on the extent to which they are met, will determine the number and value of performance shares that will be paid to the participant.

Dividend Equivalents

The Compensation Committee is authorized to grant dividend equivalents to participants subject to terms and conditions as may be selected by the Compensation Committee. Dividend equivalents will entitle the participant to receive payments equal to dividends (in cash, shares of WebMD's Class A Common Stock or other property) with respect to all or a portion of the number of shares of WebMD's Class A Common Stock subject to an award.

Other Stock-Based Awards

The Compensation Committee may, subject to limitations under applicable law, grant other awards that are payable in, or valued relative to, shares of Class A Common Stock as will be deemed by the Compensation Committee to be consistent with the purposes of the 2005 Plan, including without limitation shares of Class A Common Stock awarded purely as a bonus and not subject to any restrictions or conditions. The Compensation Committee will determine the terms and conditions of any other stock-based awards.

Annual Awards to Non-Employee Directors

The 2005 Plan provides for an automatic grant on January 1 of each year of options to purchase 13,200 shares of Class A Common Stock to each member of WebMD's board on that date who is not an employee of WebMD or of HLTH. These options will have an exercise price equal to the fair market value of WebMD's Class A Common Stock on the date of grant and will vest as to 25% of the underlying shares on each of the first through fourth anniversaries of the date of grant (full vesting on the fourth anniversary of the date of the grant). These options will expire ten years after the date of grant (unless previously exercised) or earlier in the event the optionee ceases to serve as a director. See "Acceleration upon Certain Events" below for a description of certain events that will result in acceleration of vesting of these options.

Performance Goals

In order to preserve full deductibility under Section 162(m) of the Internal Revenue Code, the Compensation Committee may determine that any award will be determined solely on the basis of:

- the achievement by WebMD or one of its subsidiaries of a specified target return, or target growth in return, on equity or assets;
- total stockholder return, described as WebMD's stock price appreciation plus reinvested dividends, relative to a defined comparison group or target over a specific performance period;
- WebMD's stock price;
- the achievement by WebMD or a business unit, or one of WebMD's subsidiaries, of a specified target, or target growth in, revenues, net income, earnings per share, EBIT or EBITDA; or
- any combination of the above.

If an award is made on this basis, the Compensation Committee must establish goals prior to the beginning of the period for which the performance goal relates, or by a later date as may be permitted under applicable tax regulations, and the Compensation Committee may for any reason reduce, but not increase, any award, notwithstanding the achievement of a specified goal. Any payment of an award granted with performance goals will be conditioned on the written certification of the Compensation Committee in each case that the performance goals and any other material conditions were satisfied.

Limitation on Transfer and Beneficiaries

No award under the 2005 Plan is assignable or transferable other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Compensation Committee may permit other transfers if it deems appropriate.

Acceleration upon Certain Events

Unless otherwise set forth in the applicable award agreement, upon the participant's death or termination of employment as a result of disability, all outstanding options, stock appreciation rights, and other awards in the nature of rights that may be exercised will become fully exercisable and all restrictions on outstanding awards will lapse. Any options or stock appreciation rights will thereafter continue or lapse in accordance with the other provisions of the 2005 Plan and the award agreement. In addition, the Compensation Committee may at any time in its discretion declare any or all awards to be fully or partially vested and exercisable, provided that the Compensation Committee will not have the authority to accelerate or postpone the timing of payment or settlement with respect to awards subject to Section 409A of the Internal Revenue Code in a manner that would cause the awards to be subject to certain related interest and penalty provisions. The Compensation Committee may discriminate among participants or among awards in exercising such discretion. Awards made to WebMD's directors who are not employed by WebMD or its parent will automatically accelerate in the event of a Change of Control. For purposes of the Plan, a Change of Control generally includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction where WebMD's stockholders no longer represent 50% of the voting power; and (iv) consummation of a sale of all or substantially all of WebMD's assets; provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH's stockholders will constitute a Change in Control of WebMD.

No Repricing

No adjustment may be made to a stock option or stock appreciation right award under the 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award without prior approval of WebMD's stockholders. The Compensation

Committee is, however, required to make certain adjustments to the per share exercise price or base price, as well as certain other terms, in the case of a stock split and certain other events affecting the underlying Common Stock.

Termination and Amendment

WebMD's board or Compensation Committee has the right at any time to amend or terminate the 2005 Plan, but it may condition any amendment on the approval of WebMD's stockholders if such approval will be necessary or advisable under tax, securities, stock exchange or other applicable laws, policies or regulations. The board or the Compensation Committee has the right to amend or terminate any outstanding award without approval of the participant, but an amendment or termination may not, without the participant's consent, reduce or diminish the value of the award determined as if it had been exercised, vested, cashed in or otherwise settled on the date of the amendment or termination, and the original term of any option may not be extended. The Compensation Committee has broad authority to amend the 2005 Plan or any outstanding award without the approval of the participants to the extent necessary to comply with applicable tax laws, securities laws, accounting rules or other applicable laws, or to ensure that an award is not subject to interest and penalties under Section 409A of the Internal Revenue Code. If any provision of the 2005 Plan or any award agreement contravenes any regulation or U.S. Department of Treasury guidance promulgated under Section 409A of the Internal Revenue Code that could cause an award to be subject to interest and penalties, such provision will be modified to maintain the original intent of the provision without violating Section 409A. Furthermore, any discretionary authority that the Compensation Committee may have pursuant to the 2005 Plan will not be applicable to an award that is subject to Section 409A to the extent such discretionary authority will contravene Section 409A.

Federal Income Tax Information

The following discussion is a summary of the federal income tax consequences relating to the grant and exercise of awards under the 2005 Plan and the subsequent sale of Common Stock that will be acquired under this Plan. The tax effect of exercising awards may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently.

Nonqualified Stock Options. There will be no federal income tax consequences to a participant or to WebMD upon the grant of a nonqualified stock option. When the participant exercises a nonqualified option, however, he will realize ordinary income in an amount equal to the excess of the fair market value of the option shares that he receives upon exercise of the option at the time of exercise over the exercise price, and WebMD will be allowed a corresponding deduction. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options. There typically will be no federal income tax consequences to a participant or to WebMD upon the grant or exercise of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted or one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and WebMD will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he will realize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and WebMD will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the participant's alternative minimum tax.

Stock Appreciation Rights. The participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the fair market value of any shares of Common Stock received will be taxable as ordinary income, and WebMD will be allowed a federal income tax deduction equal to such amount.

Restricted Stock. Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the Common Stock as of that date, less any amount he paid for the stock, and WebMD will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. If the participant files an election under Section 83(b) of the Internal Revenue Code within 30 days after the date of grant of the restricted stock, he will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date, less any amount a participant paid for the stock, and WebMD will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, such participant will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

Performance Shares. A participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time performance shares are granted. When the participant receives payment under the performance shares, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant, and WebMD will be allowed a corresponding tax deduction at that time.

New Plan Benefits Table

Awards to officers and other employees under the Amended and Restated 2005 Long-Term Incentive Plan are determined by the Compensation Committee in its discretion or, in the case of employees who are not executive officers, pursuant to authority delegated to the Chief Executive Officer and Chief Financial Officer, acting jointly. Awards under this Plan to non-employee directors are determined by the Compensation Committee, in its discretion, except that non-employee directors receive automatic annual grants of options to purchase 13,200 shares on January 1 of each year, with an exercise price equal to the closing price of WebMD's Common Stock on the last trading day of the prior year. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future. Although no specific grants have been determined at this time, please see the discussion above regarding WebMD's intention to make a broad-based grant in late 2008. The grants shown on the table below were made during 2007 pursuant to the 2005 Plan (i) to WebMD's employees who are executive officers (in the aggregate), (ii) to WebMD's non-employee directors (in the aggregate), and (iii) to WebMD's employees who are not executive officers (in the aggregate).

Name and Position	Number of Options	Dollar Value of Shares
Wayne T. Gattinella, Chief Executive Officer and President	-0-	-0-
Anthony Vuolo, Chief Operating Officer	-0-	-0-
Mark D. Funston, Executive VP and Chief Financial Officer	-0-	-0-
Nan-Kirsten Forte, Executive VP-Consumer Services	-0-	-0-
Martin J. Wygod, Chairman of the Board	-0-	-0-
Executive Group(1)	150,000	$1,130,750(2)
Non-Executive Director Group	79,200	$ 340,000(3)
Non-Executive Officer Employee Group	769,650	$2,240,670(2)

(1) Represents the initial grants made to William Pence in connection with his hire.

(2) Represents the aggregate dollar value, on the respective dates of issuance, of shares of WebMD restricted stock.

(3) Represents the aggregate dollar value, on date of issuance, of shares of Class A Common Stock issued to non-employee directors in payment of annual fees for service on the WebMD board. See "Non-Employee Director Compensation — 2007 Director Compensation Table — Annual Fees" above.

Equity Compensation Plan Information

The following table contains certain information, as of December 31, 2007, about WebMD's equity compensation plans.

Plan Category[1]	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	4,822,886	$27.03	2,701,478
Equity compensation plans not approved by security holders[2]	197,665	40.60	—
Total	5,020,551	27.56	2,701,478

(1) This table does not include equity plans of HLTH providing for options to purchase shares of HLTH Common Stock and shares of HLTH restricted stock. For information regarding those equity compensation plans, see Note 13 to the Consolidated Financial Statements included as Annex B-1 to this proxy statement.

(2) The plan included in this category is the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC, which did not require approval of WebMD's stockholders under applicable law and Nasdaq rules. We refer to that Plan as the Subimo Plan. A description of the Subimo Plan follows this table.

Description of Subimo Plan

The Subimo Plan authorized the granting of awards of non-qualified stock options to purchase shares of WebMD Class A Common Stock and shares of restricted Class A Common Stock to employees of Subimo, LLC in connection with WebMD's acquisition of that company. No further grants may be made under the Subimo Plan. The 305,075 options granted under the Subimo Plan have an exercise price equal to $40.60, the market value on the date of grant, which was the closing date of the acquisition. The options to purchase WebMD Class A Common Stock granted under the Subimo Plan generally had the following vesting schedule: 25% on each of the first four anniversaries of the date of grant. However, a small number of members of Subimo's senior management received grants, under the Subimo Plan, of options to purchase WebMD Class A Common Stock and shares of WebMD restricted stock that have the following vesting schedule: 15% on the third anniversary of the date of grant; 25% on the fourth anniversary; and 60% on the fifth anniversary. The options issued under the Subimo Plan expire on the tenth anniversary of the date of grant. Upon termination of employment, unvested options generally are forfeited and vested options generally expire 90 days after termination (one year in the case of termination as a result of death or disability or immediately in the event of termination for "cause"). The Subimo Plan is administered by the Compensation Committee of WebMD's board of directors and all or a portion of such authority may be delegated to one or more officers of WebMD. The authority to make awards and to determine their terms and conditions in accordance with this Plan was delegated by the Compensation Committee to WebMD's Chief Executive Officer, subject to concurrence by WebMD's Chief Financial Officer.

WEBMD PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD's independent auditor for the fiscal year ending December 31, 2008.

The Audit Committee has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to be WebMD's independent auditor for the current fiscal year and, with the endorsement of the board of directors, recommends to stockholders that they ratify that appointment. Ernst & Young has served as WebMD's independent auditors since 2005 and as HLTH's independent auditors since 1995.

Although stockholder approval of the Audit Committee's appointment of Ernst & Young is not required by law, the board of directors believes that it is advisable and a matter of good corporate practice to give stockholders an opportunity to ratify this appointment. If this proposal is not approved at the Annual Meeting, the Audit Committee will reconsider its appointment of Ernst & Young.

A representative of Ernst & Young is expected to be present at the Annual Meeting. The representative will be afforded an opportunity to make a statement and will be available to respond to questions by stockholders. If the selection of Ernst & Young is ratified, the Audit Committee nevertheless retains the discretion to select different accounting firms in the future, should the Audit Committee then deem such selection to be in WebMD's best interest and in the best interest of the stockholders. Any such selection need not be submitted to a vote of stockholders.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF PROPOSAL 3.

Services and Fees of Ernst & Young

In addition to retaining Ernst & Young LLP to audit WebMD's consolidated financial statements for 2007 and 2006 and to review its quarterly financial statements during those years, WebMD retained Ernst & Young to provide certain related services. The fees for Ernst & Young's services to WebMD were:

Type of Fees	2007	2006
Audit Fees	$850,000	$1,057,667
Audit-Related Fees	—	—
Tax Fees	9,990	9,990
All Other Fees	—	—
Total Fees	$859,990	$1,067,657

In the above table, in accordance with applicable SEC rules:

- "audit fees" include: (a) fees billed for professional services (i) for the audit of the consolidated financial statements included in WebMD's Annual Report on Form 10-K for that fiscal year, and (ii) for review of the consolidated financial statements included in WebMD's Quarterly Reports on Form 10-Q filed during that fiscal year; (b) fees billed for the audit of internal control over financial reporting and, for 2006, of management's assessment of internal control over financial reporting; and (c) fees billed for services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for that year;

- "tax fees" for 2006 and 2007 consisted of fees for assistance in the preparation of certain tax returns.

None of these services was provided pursuant to a waiver of the requirement that such services be pre-approved by the Audit Committee of WebMD's board of directors. The Audit Committee has determined that the provision by Ernst & Young of non-audit services to WebMD in 2007 is compatible with Ernst & Young maintaining their independence.

The Audit Committee considers whether to pre-approve permissible non-audit services and fees on a case-by-case basis, rather than pursuant to a general policy, with the exception of acquisition-related due diligence engagements, which have been pre-approved by the Audit Committee and are subject to monitoring by the Chairman of the Audit Committee. To ensure prompt handling of unexpected matters, the Audit Committee has delegated to its Chairman the authority to pre-approve permissible non-audit services and fees and to amend or modify pre-approvals that have been granted by the entire Audit Committee. A report of any such actions taken by the Chairman is provided to the Audit Committee at the next Audit Committee meeting.

STOCKHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

WebMD expects to hold its 2009 Annual Meeting of Stockholders on September 24, 2009. Proposals that stockholders intend to present at that meeting must be received by WebMD not later than April 20, 2009 if they are to be eligible for consideration for possible inclusion in WebMD's proxy statement and form of proxy relating to that meeting, unless the date of the meeting is changed to a later one, in which case such proposals must be received a reasonable time before a solicitation is made. In addition, WebMD's bylaws establish an advance notice procedure with regard to director nominations and proposals by stockholders intended to be presented at an annual meeting, but not included in the proxy statement. For these nominations or other business to be properly brought before the 2009 Annual Meeting by a stockholder, the stockholder must provide written notice delivered to the Secretary of WebMD at least 90 days and not more than 120 days in advance of the anniversary of the 2008 Annual Meeting date, which notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing these matters. All notices of proposals by stockholders, whether or not intended to be included in proxy materials, should be sent to: Corporate Secretary, WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011. If a stockholder intends to submit a proposal at the next annual meeting of stockholders which is not intended for inclusion in the proxy statement relating to that meeting, notice from the stockholder in accordance with the requirements in WebMD's bylaws must be received by WebMD no later than June 22, 2009, unless the date of the meeting is changed, in which case WebMD will announce any change in the date by which the notice must be received by WebMD when WebMD first announces the change in meeting date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. **WebMD will provide its stockholders without charge a copy of its Annual Report on Form 10-K, for the year ended December 31, 2007 and of its Quarterly Reports on Form 10-Q filed in 2007 and 2008, upon written request to Investor Relations, WebMD Health Corp., 111 Eighth Avenue, New York, N.Y. 10011.**

We make available free of charge at *www.wbmd.com* (in the "Investor Relations" section) copies of materials we file with, or furnish to, the SEC. You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at *www.sec.gov* that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

MISCELLANEOUS

Where information contained in this proxy statement rests particularly within the knowledge of a person other than WebMD, we have relied upon information furnished by such person or contained in filings made by such person with the SEC.

The material under the headings "Report of the Audit Committee" (other than the description of the responsibilities of the Audit Committee in the first paragraph of that Report) and "Report of the Compensation Committee" shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that WebMD specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

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ANNEX A
CONFORMED COPY

WEBMD HEALTH CORP.
AMENDED AND RESTATED
2005 LONG-TERM INCENTIVE PLAN

(AS AMENDED THROUGH OCTOBER 28, 2008)

ARTICLE 1

PURPOSE

1.1 *General.* The purpose of the WebMD Health Corp. 2005 Long-Term Incentive Plan (as it may be amended from time to time, the "Plan") is to promote the success, and enhance the value, of WebMD Health Corp., a Delaware Corporation (the "Corporation"), by linking the personal interests of its employees, officers, directors and consultants to those of Corporation shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract and retain the services of employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of the Corporation's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees and officers, directors and consultants.

ARTICLE 2

EFFECTIVE DATE

2.1 *Effective Date.* The Plan became effective on the date upon which it was approved by the Board and the shareholders of the Corporation, which was September 26, 2005 (the "Effective Date"). The effective date of the first amendment and restatement of the Plan was July 27, 2006. This amendment and restatement of the Plan is effective as of October 28, 2008 and reflects amendments approved by the Committee (as defined below) on each of May 1, 2008 and on October 28, 2008, with the increase approved by the Board of Directors on October 28, 2008 being subject to the approval of the Stockholders of the Corporation at its next Annual Meeting of Stockholders (the "2008 Stockholders' Meeting").

ARTICLE 3

DEFINITIONS

3.1 *Definitions.* When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence and is not otherwise defined in the Plan, the word or phrase shall generally be given the meaning ascribed to it in this Section. The following words and phrases shall have the following meanings:

(a) "1933 Act" means the Securities Act of 1933, as amended from time to time.

(b) "1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

(c) "Affiliate" means any Parent or Subsidiary and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Corporation.

(d) *[intentionally omitted]*

(e) "Award" means any Option, Stock Appreciation Right, Restricted Stock Award, Performance Share Award, Dividend Equivalent Award or Other Stock-Based Award, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(f) "Award Agreement" means any written agreement, contract or other instrument or document evidencing an Award.

(g) "Board" means the Board of Directors of the Corporation.

(h) "Cause" as a reason for a Participant's termination of employment or service shall have the meaning assigned such term in the employment agreement, if any, between such Participant and the Corporation or an affiliated company, provided, however, that if there is no such employment agreement in which such term is defined, "Cause" shall mean any of the following acts by the Participant, as determined by the Board: gross neglect of duty, prolonged absence from duty without the consent of the Corporation, intentionally engaging in any activity that is in conflict with or adverse to the business or other interests of the Corporation, or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Corporation.

(i) "Change of Control" means and includes the occurrence of any one of the following events:

(i) individuals who, at the effective date of the Initial Public Offering, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Corporation as a result of an actual or threatened election contest (as described in Rule 14a-11 under the 1934 Act ("Election Contest")) or other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (as such term is defined in Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) and 14(d)(2) of the 1934 Act) other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director;

(ii) any person becomes a "beneficial owner" (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation's then outstanding securities eligible to vote for the election of the Board (the "Corporation Voting Securities"); provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change of Control of the Corporation by virtue of any of the following acquisitions: (A) any acquisition by a person who is on the Effective Date the beneficial owner of 50% or more of the outstanding Corporation Voting Securities, (B) an acquisition by the Corporation which reduces the number of Corporation Voting Securities outstanding and thereby results in any person acquiring beneficial ownership of more than 50% of the outstanding Corporation Voting Securities, provided that if after such acquisition by the Corporation such person becomes the beneficial owner of additional Corporation Voting Securities that increase the percentage of outstanding Corporation Voting Securities beneficially owned by such person, a Change of Control of the Corporation shall then occur, (C) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Parent or Subsidiary, (D) an acquisition by an underwriter temporarily holding securities pursuant to an offering of such securities or (E) an acquisition pursuant to a Non-Qualifying Transaction (as defined in paragraph (iii)); or

(iii) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Reorganization"), or the sale or other disposition of all or substantially all of the Corporation's assets to an entity that is not an affiliate of the Corporation (a "Sale"), unless immediately following such Reorganization or Sale: (A) more than 50% of the total voting power of

(x) the corporation resulting from such Reorganization or the corporation which has acquired all or substantially all of the assets of the Corporation (in either case, the "Surviving Corporation") or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "Parent Corporation"), is represented by the Corporation Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Corporation Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Corporation Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (B) no person (other than (x) the Corporation, (y) any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or (z) a person who immediately prior to the Reorganization or Sale was the beneficial owner of 25% or more of the outstanding Corporation Voting Securities) is the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction");

provided, however, that in no event shall a Change of Control be deemed to have occurred so long as HLTH Corporation directly or indirectly beneficially owns at least 50% of the voting power represented by the securities of the Corporation entitled to vote generally in the election of the Corporation's directors; and provided further, however, that under no circumstances shall a split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of the Corporation are distributed to shareholders of HLTH Corporation or its successors constitute a Change of Control.

Notwithstanding the foregoing, with respect to an Award that is subject to Section 409A of the Code, and payment or settlement of such Award is to be accelerated in connection with an event that would otherwise constitute a Change of Control, no event set forth in clause (i), (ii) or (iii) will constitute a Change of Control for purposes of the Plan and any Award Agreement unless such event also constitutes a "change in the ownership", "change in the effective control" or "change in the ownership of a substantial portion of the assets" of the Corporation as defined under Section 409A of the Code and the Treasury guidance promulgated thereunder.

(j) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

(k) "Committee" means, subject to the last sentence of Section 4.1, the committee of the Board described in Article 4.

(l) "Covered Employee" means a covered employee as defined in Section 162(m)(3) of the Code, provided that no employee shall be a Covered Employee until the deduction limitations of Section 162(m) of the Code are applicable to the Corporation and any reliance period under Treasury Regulation Section 1.162-27(f) has expired.

(m) "Disability" has the meaning ascribed under the long-term disability plan applicable to the Participant. Notwithstanding the above, (i) with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and (ii) to the extent an Award is subject to Section 409A of the Code, and payment or settlement of the Award is to be accelerated solely as a result of the Participant's Disability, Disability shall have the meaning ascribed thereto under Section 409A of the Code and the Treasury guidance promulgated thereunder.

(n) "Dividend Equivalent" means a right granted to a Participant under Article 11.

(o) "Effective Date" has the meaning assigned such term in Section 2.1.

(p) "Fair Market Value", on any date, means (i) if the Stock is listed on a securities exchange or is traded over the Nasdaq National Market, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) if the Stock is not listed on a securities exchange or traded over the Nasdaq National Market, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable; provided, however, that if the Stock underlying an Award is sold on the same day as the date of exercise or settlement or the date on which the restrictions lapse applicable to Restricted Stock or similar Award through a broker approved by the Corporation, Fair Market Value shall be the actual sale price of the Stock in such transaction or transactions. With respect to awards granted on the effective date of the Corporation's Initial Public Offering, Fair Market Value shall mean the price at which the Stock is initially offered in the Initial Public Offering.

(q) "HLTH Corporation" means HLTH Corporation, a Delaware corporation (which was formerly known as Emdeon Corporation).

(r) "Incentive Stock Option" means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(s) "Initial Public Offering" means the underwritten initial public offering of equity securities of the Corporation pursuant to an effective registration statement under the 1933 Act.

(t) "Non-Employee Director" means a member of the Board who is not an employee of the Corporation or any Parent or Affiliate.

(u) "Non-Qualified Stock Option" means an Option that is not an Incentive Stock Option.

(v) "Option" means a right granted to a Participant under Article 7 to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(w) "Other Stock-Based Award" means a right, granted to a Participant under Article 12, that relates to or is valued by reference to Stock or other Awards relating to Stock.

(x) "Parent" means a corporation which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Corporation. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

(y) "Participant" means a person who, as an employee, officer, consultant or director of the Corporation or any Parent, Subsidiary or Affiliate, has been granted an Award under the Plan.

(z) "Performance Share" means a right granted to a Participant under Article 9, to receive cash, Stock, or other Awards, the payment of which is contingent upon achieving certain performance goals established by the Committee.

(aa) "Restricted Stock Award" means Stock granted to a Participant under Article 10 that is subject to certain restrictions and to risk of forfeiture.

(bb) "Stock" means the $.01 par value Class A common stock of the Corporation and such other securities of the Corporation as may be substituted for Stock pursuant to Article 15.

(cc) "Stock Appreciation Right" or "SAR" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

(dd) "Subsidiary" means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting equity securities or voting power is beneficially owned directly or indirectly by the Corporation. Notwithstanding the above, with respect to an Incentive Stock Option, Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

ARTICLE 4

ADMINISTRATION

4.1 *Committee.* The Plan shall be administered by a committee (the "Committee") appointed by the Board (which Committee shall consist of two or more directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. It is intended that the directors appointed to serve on the Committee shall be "non-employee directors" (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and "outside directors" (within the meaning of Section 162(m) of the Code) to the extent that Rule 16b-3 and, if necessary for relief from the limitation under Section 162(m) of the Code and such relief is sought by the Corporation, Section 162(m) of the Code, respectively, are applicable. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. During any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board. Notwithstanding the foregoing, (i) initial Awards granted to Participants in connection with the Initial Public Offering may be determined, and (ii) to the extent determined by the Board, following the Initial Public Offering the Plan may be administered, by the compensation committee of the board of directors of HLTH Corporation and all references to such Committee in the Plan shall be deemed to refer to such Committee for so long as it serves as the Plan administrator.

4.2 *Action by the Committee.* For purposes of administering the Plan, the following rules of procedure shall govern the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by the members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Corporation or any Parent or Affiliate, the Corporation's independent certified public accountants, or any executive compensation consultant or other professional retained by the Corporation to assist in the administration of the Plan.

4.3 *Authority of Committee.* Except as provided below, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted under the Plan, including, but not limited to, the exercise price, grant price or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(f) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards or other property, or an Award may be canceled, forfeited or surrendered;

(g) Prescribe the form of each Award Agreement, which need not be identical for each Participant or amend any Award Agreement;

(h) Decide all other matters that must be determined in connection with an Award;

(i) Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k) Amend the Plan as provided herein.

Notwithstanding the foregoing authority, except as provided in or pursuant to Article 15, the Committee shall not authorize, generally or in specific cases only, for the benefit of any Participant, any adjustment in the exercise price of an Option or the base price of a Stock Appreciation Right, or in the number of shares subject to an Option or Stock Appreciation Right granted hereunder by (i) cancellation of an outstanding Option or Stock Appreciation Right and a subsequent regranting of an Option or Stock Appreciation Right, (ii) amendment to an outstanding Option or Stock Appreciation Right, (iii) substitution of an outstanding Option or Stock Appreciation Right or (iv) any other action that would be deemed to constitute a repricing of such an Award under applicable law, in each case, without prior approval of the Corporation's stockholders.

4.4 *Delegation of Authority.* To the extent not prohibited by applicable laws, rules and regulations, the Board or the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees thereof or to one or more directors or executive officers of the Corporation as it deems appropriate under such conditions or limitations as it may set at the time of such delegation or thereafter, except that neither the Board nor the Committee may delegate its authority pursuant to Article 16 to amend the Plan. For purposes of the Plan, references to the Committee shall be deemed to refer to any subcommittee, subcommittees, directors or executive officers to whom the Board or the Committee delegates authority pursuant to this Section 4.4.

4.5 *Decisions Binding.* The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding and conclusive on all parties.

ARTICLE 5

SHARES SUBJECT TO THE PLAN

5.1 *Number of Shares.* Subject to adjustment as provided in Article 15, the aggregate number of shares of Stock reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award (such as with a Stock Appreciation Right or Performance Share Award) shall be 9,000,000 shares (the "Maximum Number"); provided that the Maximum Number shall increase to 14,500,000 if the stockholders of the Corporation approve such increase at the 2008 Stockholders' Meeting. Not more than the Maximum Number of shares of Stock shall be granted in the form of Incentive Stock Options.

5.2 *Lapsed Awards.* To the fullest extent permissible under Rule 16b-3 under the 1934 Act and Section 422 of the Code and any other applicable laws, rules and regulations, (i) if an Award is canceled, terminates, expires, is forfeited or lapses for any reason without having been exercised or settled, any shares of Stock subject to the Award will be added back into the Maximum Number and will again be available for the grant of an Award under the Plan and (ii) shares of Stock subject to SARs or other Awards settled in cash and the number of shares of Stock tendered or withheld to satisfy a Participant's tax withholding obligations (but not the exercise price in the event the Committee permits "net exercises" as contemplated by Section 7.1(c)) shall be added back into the Maximum Number and will be available for the grant of an Award under the Plan.

5.3 *Stock Distributed.* Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 *Limitation on Awards.* Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 15), the maximum number of shares of Stock with respect to one or more Options and/or SARs that may be granted during any one calendar year under the Plan to any one Participant shall be 412,500 (all of which may be granted as Incentive Stock Options); provided, however, that in connection with his or her initial employment with the Corporation, a Participant may be granted Options or SARs with respect to up to an additional 412,500 shares of Stock (all of which may be granted as Incentive Stock Options), which shall not count against the foregoing annual limit. The maximum Fair Market Value (measured as of the date of grant) of any Awards other than Options and SARs that may be received by any one Participant (less any consideration paid by the Participant for such Award) during any one calendar year under the Plan shall be $5,000,000. The maximum number of shares of Stock that may be subject to one or more Performance Share Awards (or used to provide a basis of measurement for or to determine the value of Performance Share Awards) in any one calendar year to any one Participant (determined on the date of grant) shall be 412,500.

ARTICLE 6

ELIGIBILITY

6.1 *General.* Awards may be granted only to individuals who are employees, officers, directors or consultants of the Corporation or a Parent or an Affiliate. In the discretion of the Committee, Awards may be made to Covered Employees which are intended to constitute qualified performance-based compensation under Section 162(m) of the Code.

ARTICLE 7

STOCK OPTIONS

7.1 *General.* The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) *Exercise Price.* The exercise price per share of Stock under an Option shall be determined by the Committee at the time of the grant but in no event shall the exercise price be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) *Time and Conditions of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(e) and 7.3. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exerciseable at an earlier date.

(c) *Payment.* Unless otherwise determined by the Committee, the exercise price of an Option may be paid (i) in cash, (ii) by actual delivery or attestation to ownership of freely transferable shares of stock already owned; (iii) by a combination of cash and shares of Stock equal in value to the exercise price or (iv) by such other means as the Committee, in its discretion, may authorize. In accordance with the rules

(b) *Acceleration Upon Change of Control.* Notwithstanding Section 7.1(b), in the event of a Change of Control, each Option granted to a Non-Employee Director under this Article 7 that is then outstanding immediately prior to such Change of Control shall become immediately vested and exercisable in full on the date of such Change of Control.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1 *Grant of Stock Appreciation Rights.* The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(a) *Right to Payment.* Upon the exercise of a Stock Appreciation Right, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the Stock Appreciation Right as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the date of grant.

(b) *Other Terms.* All awards of Stock Appreciation Rights shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any Stock Appreciation Right shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

ARTICLE 9

PERFORMANCE SHARES

9.1 *Grant of Performance Shares.* The Committee is authorized to grant Performance Shares to Participants on such terms and conditions as may be selected by the Committee. The Committee shall have the complete discretion to determine the number of Performance Shares granted to each Participant, subject to Section 5.4. All Awards of Performance Shares shall be evidenced by an Award Agreement.

9.2 *Right to Payment.* A grant of Performance Shares gives the Participant rights, valued as determined by the Committee, and payable to, or exercisable by, the Participant to whom the Performance Shares are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set performance goals and other terms or conditions to payment of the Performance Shares in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Shares that will be paid to the Participant.

9.3 *Other Terms.* Performance Shares may be payable in cash, Stock or other property, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement.

ARTICLE 10

RESTRICTED STOCK AWARDS

10.1 *Grant of Restricted Stock.* The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by a Restricted Stock Award Agreement.

10.2 *Issuance and Restrictions.* Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the grant of an Award under the Plan and (ii) shares of Stock subject to SARs or other Awards settled in cash and the number of shares of Stock tendered or withheld to satisfy a Participant's tax withholding obligations (but not the exercise price in the event the Committee permits "net exercises" as contemplated by Section 7.1(c)) shall be added back into the Maximum Number and will be available for the grant of an Award under the Plan.

5.3 *Stock Distributed.* Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 *Limitation on Awards.* Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 15), the maximum number of shares of Stock with respect to one or more Options and/or SARs that may be granted during any one calendar year under the Plan to any one Participant shall be 412,500 (all of which may be granted as Incentive Stock Options); provided, however, that in connection with his or her initial employment with the Corporation, a Participant may be granted Options or SARs with respect to up to an additional 412,500 shares of Stock (all of which may be granted as Incentive Stock Options), which shall not count against the foregoing annual limit. The maximum Fair Market Value (measured as of the date of grant) of any Awards other than Options and SARs that may be received by any one Participant (less any consideration paid by the Participant for such Award) during any one calendar year under the Plan shall be $5,000,000. The maximum number of shares of Stock that may be subject to one or more Performance Share Awards (or used to provide a basis of measurement for or to determine the value of Performance Share Awards) in any one calendar year to any one Participant (determined on the date of grant) shall be 412,500.

ARTICLE 6

ELIGIBILITY

6.1 *General.* Awards may be granted only to individuals who are employees, officers, directors or consultants of the Corporation or a Parent or an Affiliate. In the discretion of the Committee, Awards may be made to Covered Employees which are intended to constitute qualified performance-based compensation under Section 162(m) of the Code.

ARTICLE 7

STOCK OPTIONS

7.1 *General.* The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) *Exercise Price.* The exercise price per share of Stock under an Option shall be determined by the Committee at the time of the grant but in no event shall the exercise price be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) *Time and Conditions of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(e) and 7.3. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exerciseable at an earlier date.

(c) *Payment.* Unless otherwise determined by the Committee, the exercise price of an Option may be paid (i) in cash, (ii) by actual delivery or attestation to ownership of freely transferable shares of stock already owned; (iii) by a combination of cash and shares of Stock equal in value to the exercise price or (iv) by such other means as the Committee, in its discretion, may authorize. In accordance with the rules and procedures authorized by the Committee for this purpose, an Option may, if the Committee so determines also be exercised through either or both of the following: (i) a "cashless exercise" procedure authorized by the Committee that permits Participants to exercise Options by delivering a properly executed exercise notice to the Corporation together with a copy of irrevocable instructions to a broker to deliver promptly to the Corporation the amount of sale or loan proceeds necessary to pay the exercise price and the amount of any required tax or other withholding obligations or (ii) a "net exercise" arrangement pursuant to which the Corporation will reduce the number of shares of Stock issued upon exercise by that number of shares of Stock having a Fair Market Value equal to the aggregate exercise price.

(d) *Evidence of Grant.* All Options shall be evidenced by a written Award Agreement between the Corporation and the Participant. The Award Agreement shall include such provisions not inconsistent with the Plan as may be specified by the Committee.

(e) *Exercise Term.* In no event may any Option be exercisable for more than ten years from the date of its grant.

7.2 *Incentive Stock Options.* The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) *Lapse of Option.* An Incentive Stock Option shall lapse under the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in paragraphs (3), (4) and (5) below, provide in writing that the Option will extend until a later date, but if an Option is exercised after the dates specified in paragraphs (3), (4) and (5) below, it will automatically become a Non-Qualified Stock Option:

(1) The Incentive Stock Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2) The Incentive Stock Option shall lapse ten years after it is granted, unless an earlier time is set in the Award Agreement.

(3) If the Participant terminates employment for any reason other than as provided in paragraph (4) or (5) below, the Incentive Stock Option shall lapse, unless it is previously exercised, three months after the Participant's termination of employment; provided, however, that if the Participant's employment is terminated by the Corporation for Cause, the Incentive Stock Option shall (to the extent not previously exercised) lapse immediately.

(4) If the Participant terminates employment by reason of his Disability, the Incentive Stock Option shall lapse, unless it is previously exercised, one year after the Participant's termination of employment.

(5) If the Participant dies while employed, or during the three-month period described in paragraph (3) or during the one-year period described in paragraph (4) and before the Option otherwise lapses, the Option shall lapse one year after the Participant's death. Upon the Participant's death, any exercisable Incentive Stock Options may be exercised by the Participant's beneficiary, determined in accordance with Section 14.5.

Unless the exercisability of the Incentive Stock Option is accelerated as provided in Article 14, if a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the shares that were otherwise vested on the Participant's termination of employment.

(b) *Individual Dollar Limitation.* The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00.

(c) *Ten Percent Owners.* No Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Corporation or any Parent or Affiliate unless the exercise price per share of such Option is at least 110% of the Fair Market Value per share of Stock at the date of grant and the Option expires no later than five years after the date of grant.

(d) *Expiration of Incentive Stock Options.* No Award of an Incentive Stock Option may be made pursuant to the Plan after the day immediately prior to the tenth anniversary of the Effective Date.

(e) *Right to Exercise.* During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant's Disability, by the Participant's guardian or legal representative.

(f) *Directors.* The Committee may not grant an Incentive Stock Option to a non-employee director. The Committee may grant an Incentive Stock Option to a director who is also an employee of the Corporation or any Parent or Affiliate but only in that individual's position as an employee and not as a director.

7.3 *Options Granted to Non-employee Directors.* Notwithstanding the foregoing, Options granted to Non-Employee Directors under this Article 7 shall be subject to the following additional terms and conditions:

(a) *Lapse of Option.* An Option granted to a Non-Employee Director under this Article 7 shall lapse under the earliest of the following circumstances:

(1) The Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2) If the Participant ceases to serve as a member of the Board for any reason other than as provided in the proviso to this paragraph (2) or in paragraph (3) below, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant's termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, on the later of (x) 5½ months following the Participant's termination as a member of the Board of Directors or (y) December 31 of the year in which such termination of service occurs; provided, however, that if the Participant is removed for cause (determined in accordance with the Corporation's bylaws, as amended from time to time), the Option shall (to the extent not previously exercised) lapse immediately.

(3) If the Participant ceases to serve as a member of the Board by reason of his Disability or death, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant's termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, 14½ months following the Participant's termination as a member of the Board of Directors. If the Participant dies during the post termination exercise period specified above in paragraph (2) or in paragraph (3) and before the Option otherwise lapses, the Option shall lapse one year after the Participant's death. Upon the Participant's death, any exercisable Options may be exercised by the Participant's beneficiary, determined in accordance with Section 14.5.

If a Participant exercises Options after termination of his service on the Board, he may exercise the Options only with respect to the shares that were otherwise exercisable on the date of termination of his service on the Board. Such exercise otherwise shall be subject to the terms and conditions of this Article 7.

(b) *Acceleration Upon Change of Control.* Notwithstanding Section 7.1(b), in the event of a Change of Control, each Option granted to a Non-Employee Director under this Article 7 that is then outstanding immediately prior to such Change of Control shall become immediately vested and exercisable in full on the date of such Change of Control.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1 *Grant of Stock Appreciation Rights.* The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(a) *Right to Payment.* Upon the exercise of a Stock Appreciation Right, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the Stock Appreciation Right as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the date of grant.

(b) *Other Terms.* All awards of Stock Appreciation Rights shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any Stock Appreciation Right shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

ARTICLE 9

PERFORMANCE SHARES

9.1 *Grant of Performance Shares.* The Committee is authorized to grant Performance Shares to Participants on such terms and conditions as may be selected by the Committee. The Committee shall have the complete discretion to determine the number of Performance Shares granted to each Participant, subject to Section 5.4. All Awards of Performance Shares shall be evidenced by an Award Agreement.

9.2 *Right to Payment.* A grant of Performance Shares gives the Participant rights, valued as determined by the Committee, and payable to, or exercisable by, the Participant to whom the Performance Shares are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set performance goals and other terms or conditions to payment of the Performance Shares in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Shares that will be paid to the Participant.

9.3 *Other Terms.* Performance Shares may be payable in cash, Stock or other property, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement.

ARTICLE 10

RESTRICTED STOCK AWARDS

10.1 *Grant of Restricted Stock.* The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by a Restricted Stock Award Agreement.

10.2 *Issuance and Restrictions.* Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

10.3 *Forfeiture.* Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Corporation; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

10.4 *Certificates for Restricted Stock.* Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock.

ARTICLE 11

DIVIDEND EQUIVALENTS

11.1 *Grant of Dividend Equivalents.* The Committee is authorized to grant Dividend Equivalents to Participants subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments (in cash, Stock or other property) equal to dividends with respect to all or a portion of the number of shares of Stock subject to an Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued, or be deemed to have been reinvested in additional shares of Stock or otherwise reinvested.

ARTICLE 12

OTHER STOCK-BASED AWARDS

12.1 Grant of Other Stock-based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, shares of Stock awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, stock units, phantom stock and other Awards valued by reference to book value of shares of Stock or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards.

ARTICLE 13

ANNUAL AWARDS TO NON-EMPLOYEE DIRECTORS

13.1 *Grant of Options.* Each Non-Employee Director who is serving in such capacity as of January 1 of each year that the Plan is in effect shall be granted a Non-Qualified Option to purchase 13,200 shares of Stock, subject to adjustment as provided in Article 15. In addition, each Non-Employee Director who is serving in such capacity as of the effective date of the Initial Public Offering shall be granted a Non-Qualified Stock Option to purchase 13,200 shares of Stock on such date. Each such date that Options are to be granted under this Article 13 is referred to hereinafter as a "Grant Date". In addition, the Committee may, in its sole discretion, permit or require each Non-Employee Director to receive all or any portion of his or her compensation for services as a director in the form of an Award under the Plan with such term and conditions as may be determined by the Board in its sole discretion.

If on any Grant Date, shares of Stock are not available under the Plan to grant to Non-Employee Directors the full amount of a grant contemplated by the immediately preceding paragraph, then each Non-Employee Director shall receive an Option (a "Reduced Grant") to purchase shares of Stock in an amount equal to the number of shares of Stock then available under the Plan divided by the number of Non-Employee Directors as of the applicable Grant Date. Fractional shares shall be ignored and not granted.

If a Reduced Grant has been made and, thereafter, during the term of the Plan, additional shares of Stock become available for grant, then each person who was a Non-Employee Director both on the Grant Date on which the Reduced Grant was made and on the date additional shares of Stock become available (a "Continuing Non-Employee Director") shall receive an additional Option to purchase shares of Stock. The number of newly available shares shall be divided equally among the Options granted to the Continuing Non-Employee Directors; provided, however, that the aggregate number of shares of Stock subject to a Continuing Non-Employee Director's additional Option plus any prior Reduced Grant to the Continuing Non-Employee Director on the applicable Grant Date shall not exceed 13,200 shares (subject to adjustment pursuant to Article 15). If more than one Reduced Grant has been made, available Options shall be granted beginning with the earliest such Grant Date.

13.2 *Option Price.* The option price for each Option granted under this Article 13 shall be the Fair Market Value on the date of grant of the Option.

13.3 *Term.* Each Option granted under this Article 13 shall, to the extent not previously exercised, terminate and expire on the date ten (10) years after the date of grant of the Option, unless earlier terminated as provided in Section 13.4.

13.4 *Lapse of Option.* An Option granted under this Article 13 shall not automatically lapse by reason of the Participant ceasing to qualify as a Non-Employee Director but remaining as a member of the Board. An Option granted under this Article 13 shall lapse under the earliest of the following circumstances:

(1) The Option shall lapse ten years after it is granted.

(2) If the Participant ceases to serve as a member of the Board for any reason other than as provided in the proviso to this paragraph (2) or paragraph (3) below, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant's termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, on the later of (x) 5½ months following the Participant's termination as a member of the Board of Directors or (y) December 31 of the year in which such termination of service occurs; provided, however, that if the Participant is removed for cause (determined in accordance with the Corporation's bylaws, as amended from time to time), the Option shall (to the extent not previously exercised) lapse immediately.

(3) If the Participant ceases to serve as a member of the Board by reason of his Disability or death, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant's termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, 14½ months following the Participant's termination as a member of the Board of Directors.

(4) If the Participant dies during the post termination exercise period specified above in paragraph (2) or in paragraph (3) and before the Option otherwise lapses, the Option shall lapse one year after the Participant's death. Upon the Participant's death, any exercisable Options may be exercised by the Participant's beneficiary, determined in accordance with Section 14.5.

If a Participant exercises Options after termination of his or her service on the Board, he or she may exercise the Options only with respect to the shares that were otherwise exercisable on the date of termination of his service on the Board. Such exercise otherwise shall be subject to the terms and conditions of this Article 13.

13.5 *Cancellation of Options.* Upon a Participant's termination of service for any reason other than death or Disability, all Options that have not vested in accordance with the Plan shall be cancelled immediately.

13.6 *Exercisability.* Subject to Section 13.7, each Option grant under this Article 13 shall be exercisable as to twenty-five percent (25%) of the Option shares on each of the first, second, third and fourth anniversaries of the Grant Date, such that the Options will be fully exercisable after four years from the Grant Date.

13.7 *Acceleration Upon Change of Control.* Notwithstanding Section 13.6, in the event of a Change of Control, each Option granted under this Article 13 that is then outstanding immediately prior to such Change of Control shall become immediately exercisable in full on the date of such Change in Control.

13.8 *Termination of Article 13.* No Options shall be granted under this Article 13 after January 1, 2015.

13.9 *Non-exclusivity.* Nothing in this Article 13 shall prohibit the Committee from making discretionary Awards to Non-Employee Directors pursuant to the other provisions of the Plan before or after January 1, 2015. Options granted pursuant to this Article 13 shall be governed by the provisions of this Article 13 and by other provisions of the Plan to the extent not inconsistent with the provisions of this Article 13.

ARTICLE 14

PROVISIONS APPLICABLE TO AWARDS

14.1 *Stand-alone, Tandem, and Substitute Awards.* Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, (subject to the last sentence of Section 4.3) or in substitution for, any other Award granted under the Plan. If an Award is granted in substitution for another Award, the Committee may require the surrender of such other Award in consideration of the grant of the new Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

14.2 *Term of Award.* The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option or a Stock Appreciation Right granted in tandem with the Incentive Stock Option exceed a period of ten years from the date of its grant (or, if Section 7.2(c) applies, five years from the date of its grant).

14.3 *Form of Payment for Awards.* Subject to the terms of the Plan and any applicable law or Award Agreement, payments or transfers to be made by the Corporation or a Parent or Affiliate on the grant or exercise of an Award may be made in such form as the Committee determines at or after the time of grant, including, without limitation, cash, Stock, other Awards or other property, or any combination thereof, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case determined in accordance with rules adopted by, and at the discretion of, the Committee.

14.4 *Limits on Transfer.* No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered or hypothecated to or in favor of any party other than the Corporation or a Parent or Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Corporation or a Parent or Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan; provided, however, that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation or other adverse tax consequences, (ii) does not cause any Option intended to be an

Incentive Stock Option to fail to be described in Section 422(b) of the Code, and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, state or federal tax or securities laws applicable to transferable Awards. In furtherance of the foregoing, with the consent of the Committee or its designee, a Participant may transfer Awards to such Participant's family members or trusts or other entities in which the Participant or his or her family members hold 50% or more of the voting or beneficial ownership interest in such trust or entity for estate planning or other tax purpose. Any such permitted transfer shall be subject to such conditions as the Committee or its designee may impose and compliance with applicable federal and state securities laws.

14.5 *Beneficiaries.* Notwithstanding Section 14.4, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and such Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time, provided the change or revocation is filed with the Committee.

14.6 *Stock Certificates.* All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

14.7 *Acceleration Upon Death or Disability.* Unless otherwise set forth in an Award Agreement, upon the Participant's death or Disability during his employment or service as a director, all outstanding Options, Stock Appreciation Rights, Restricted Stock Awards and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse. Any Option or Stock Appreciation Rights Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(b), the excess Options shall be deemed to be Non-Qualified Stock Options.

14.8 *Acceleration of Vesting and Lapse of Restrictions.* Subject to Sections 7.3(b) and 13.7, the Committee may, in its sole discretion, at any time (including, without limitation, prior to, coincident with or subsequent to a Change of Control) determine that (a) all or a portion of a Participant's Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, and/or (b) all or a part of the restrictions on all or a portion of the outstanding Awards shall lapse, in each case, as of such date as the Committee may, in its sole discretion, declare; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 14.8. All Awards made to Non-Employee Directors shall become fully vested and, in the case of Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised, fully exercisable in the event of the occurrence of a Change of Control as of the date of such Change of Control.

14.9 *Other Adjustments.* If (i) an Award is accelerated under Sections 7.3(b), 13.7 and/or 14.8 or (ii) a Change of Control occurs (regardless or whether acceleration under Sections 7.3(b), 13.7 and/or 14.8 occurs), the Committee may, in its sole discretion, provide (a) that the Award will expire after a designated period of time after such acceleration or Change of Control, as applicable, to the extent not then exercised, (b) that the

Award will be settled in cash rather than Stock, (c) that the Award will be assumed by another party to a transaction giving rise to the acceleration or a party to the Change of Control, (d) that the Award will otherwise be equitably converted or adjusted in connection with such transaction or Change of Control, or (e) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code.

14.10 *Performance Goals.* In order to preserve the deductibility of an Award under Section 162(m) of the Code, the Committee may determine that any Award granted pursuant to this Plan to a Participant that is or is expected to become a Covered Employee shall be determined solely on the basis of (a) the achievement by the Corporation or Subsidiary of a specified target return, or target growth in return, on equity or assets, (b) the Corporation's stock price, (c) the Corporation's total shareholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period, (d) the achievement by the Corporation or a Parent or Subsidiary, or a business unit of any such entity, of a specified target, or target growth in, net income, revenues, earnings per share, earnings before income and taxes, and earnings before income, taxes, depreciation and amortization, or (e) any combination of the goals set forth in (a) through (d) above. If an Award is made on such basis, the Committee shall establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under Section 162(m) of the Code or the regulations thereunder), and the Committee has the right for any reason to reduce (but not increase) the Award, notwithstanding the achievement of a specified goal. Any payment of an Award granted with performance goals shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

14.11 *Termination of Employment.* Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive. A termination of employment shall not occur (i) in a circumstance in which a Participant transfers from the Corporation to one of its Parents or Subsidiaries, transfers from a Parent or Affiliate to the Corporation, or transfers from one Parent or Affiliate to another Parent or Affiliate, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a split-off, spin-off, sale or other disposition of the Participant's employer from the Corporation or any Parent or Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Corporation, a Parent or Affiliate for purposes of Section 424(f) of the Code, the Options held by such Participant shall be deemed to be Non-Qualified Stock Options.

14.12 *Loan Provisions.* Subject to applicable laws, rules and regulations, including, without limitation, Section 402 of the Sarbanes-Oxley Act of 2002; with the consent of the Committee, the Corporation may make, guarantee or arrange for a loan or loans to a Participant with respect to the exercise of any Option granted under this Plan and/or with respect to the payment of the purchase price, if any, of any Award granted hereunder and/or with respect to the payment by the Participant of any or all federal and/or state income taxes due on account of the granting or exercise of any Award hereunder. The Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms and provisions of any such loan(s), including the interest rate to be charged in respect of any such loan(s), whether the loan(s) are to be made with or without recourse against the borrower, the collateral or other security, if any, securing the repayment of the loan(s), the terms on which the loan(s) are to be repaid and the conditions, if any, under which the loan(s) may be forgiven.

Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold such persons harmless.

17.7 *Relationship to Other Benefits.* No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Corporation or any Parent or Affiliate unless provided otherwise in such other plan.

17.8 *Expenses; Application of Funds.* The expenses of administering the Plan shall be borne by the Corporation and its Parents or Subsidiaries. The proceeds received by the Corporation from the sale of shares of Stock pursuant to Awards will be used for general corporate purposes.

17.9 *Titles and Headings.* The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

17.10 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.11 *Fractional Shares.* No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down.

17.12 *Government and Other Regulations.* The obligation of the Corporation to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules and regulations, and to such approvals by government agencies as may be required. To the extent that Awards under the Plan are awarded to individuals who are domiciled or resident outside of the United States or to persons who are domiciled or resident in the United States but who are subject to the tax laws of a jurisdiction outside of the United States, the Committee may adjust the terms of the Awards granted hereunder to such person (i) to comply with the laws of such jurisdiction and (ii) to avoid adverse tax consequences relating to an Award. The authority granted under the previous sentence shall include the discretion for the Committee to adopt, on behalf of the Corporation, one or more sub-plans applicable to separate classes of Participants who are subject to the laws of jurisdictions outside of the United States.

17.13 *Securities Law Restrictions.* An Award may not be exercised or settled and no shares of Stock may be issued in connection with an Award unless the issuance of such shares of Stock has been registered under the 1933 Act and qualified under applicable state "blue sky" laws and any applicable foreign securities laws, or the Corporation has determined that an exemption from registration and from qualification under such state "blue sky" laws is available. The Corporation shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock issued in connection with the Plan. The shares issued in connection with the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Corporation may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. The Committee may require each Participant purchasing or acquiring shares of Stock pursuant to an Award under the Plan to represent to and agree with the Corporation in writing that such Participant is acquiring the shares of Stock for investment purposes and not with a view to the distribution thereof. All certificates for shares of Stock delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any exchange upon which the Stock is then listed, and any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

17.14 *Satisfaction of Obligations.* Subject to applicable law, the Corporation may apply any cash, shares of Stock, securities or other consideration received upon exercise or settlement of an Award to any obligations a Participant owes to the Corporation and its Parents, Subsidiaries or Affiliates in connection with

Award will be settled in cash rather than Stock, (c) that the Award will be assumed by another party to a transaction giving rise to the acceleration or a party to the Change of Control, (d) that the Award will otherwise be equitably converted or adjusted in connection with such transaction or Change of Control, or (e) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code.

14.10 *Performance Goals.* In order to preserve the deductibility of an Award under Section 162(m) of the Code, the Committee may determine that any Award granted pursuant to this Plan to a Participant that is or is expected to become a Covered Employee shall be determined solely on the basis of (a) the achievement by the Corporation or Subsidiary of a specified target return, or target growth in return, on equity or assets, (b) the Corporation's stock price, (c) the Corporation's total shareholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period, (d) the achievement by the Corporation or a Parent or Subsidiary, or a business unit of any such entity, of a specified target, or target growth in, net income, revenues, earnings per share, earnings before income and taxes, and earnings before income, taxes, depreciation and amortization, or (e) any combination of the goals set forth in (a) through (d) above. If an Award is made on such basis, the Committee shall establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under Section 162(m) of the Code or the regulations thereunder), and the Committee has the right for any reason to reduce (but not increase) the Award, notwithstanding the achievement of a specified goal. Any payment of an Award granted with performance goals shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

14.11 *Termination of Employment.* Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive. A termination of employment shall not occur (i) in a circumstance in which a Participant transfers from the Corporation to one of its Parents or Subsidiaries, transfers from a Parent or Affiliate to the Corporation, or transfers from one Parent or Affiliate to another Parent or Affiliate, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a split-off, spin-off, sale or other disposition of the Participant's employer from the Corporation or any Parent or Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Corporation, a Parent or Affiliate for purposes of Section 424(f) of the Code, the Options held by such Participant shall be deemed to be Non-Qualified Stock Options.

14.12 *Loan Provisions.* Subject to applicable laws, rules and regulations, including, without limitation, Section 402 of the Sarbanes-Oxley Act of 2002, with the consent of the Committee, the Corporation may make, guarantee or arrange for a loan or loans to a Participant with respect to the exercise of any Option granted under this Plan and/or with respect to the payment of the purchase price, if any, of any Award granted hereunder and/or with respect to the payment by the Participant of any or all federal and/or state income taxes due on account of the granting or exercise of any Award hereunder. The Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms and provisions of any such loan(s), including the interest rate to be charged in respect of any such loan(s), whether the loan(s) are to be made with or without recourse against the borrower, the collateral or other security, if any, securing the repayment of the loan(s), the terms on which the loan(s) are to be repaid and the conditions, if any, under which the loan(s) may be forgiven.

ARTICLE 15

CHANGES IN CAPITAL STRUCTURE

15.1 *General.* Upon or in contemplation of (a) any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split, (b) any merger, combination, consolidation, or other reorganization, (c) any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Stock (whether in the form of securities or property), (d) any exchange of Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Stock, or (e) a sale of all or substantially all the business or assets of the Corporation as an entirety, then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(i) proportionately adjust any or all of (A) the number and type of shares of Stock (or other securities) that thereafter may be made the subject of Awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares of Stock (or other securities or property) subject to any or all outstanding Awards, (C) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any or all outstanding Awards, (D) the securities, cash or other property deliverable upon exercise or payment of any outstanding Awards, or (E) the performance standards applicable to any outstanding Awards, or

(ii) make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based Awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based Awards, based upon the distribution or consideration payable to holders of the Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Awards as it deems reasonable in the event of a cash or property settlement and, in the case of Options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the Award. With respect to any Award of an Incentive Stock Option, the Committee may make such an adjustment that causes the option to cease to qualify as an Incentive Stock Option without the consent of the affected Participant.

In any of such events, the Committee may take such action prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally. In the case of any stock split or reverse stock split, if no action is taken by the Committee, the proportionate adjustments contemplated by clause (i) above shall nevertheless be made.

ARTICLE 16

AMENDMENT, MODIFICATION AND TERMINATION

16.1 *Amendment, Modification and Termination.* The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan; provided, however, that the Board or the Committee may condition any amendment or modification on the approval of shareholders of the Corporation if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations.

16.2 *Awards Previously Granted.* At any time and from time to time, but subject to Section 4.3, the Committee may amend, modify or terminate any outstanding Award or Award Agreement without approval of the Participant; provided, however, that, subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination; provided further, however, that the original term of any Option may not be extended. No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant. Notwithstanding any provision herein to the contrary, the Committee shall have broad authority to amend the Plan or any outstanding Award under the Plan without approval of the Participant to the extent necessary or desirable (i) to comply with, or take into account changes in, applicable tax laws, securities laws, accounting rules and other applicable laws, rules and regulations or (ii) to ensure that an Award is not subject to interest and penalties under Section 409A of the Code.

ARTICLE 17

GENERAL PROVISIONS

17.1 *No Rights to Awards.* No Participant or any eligible participant shall have any claim to be granted any Award under the Plan, and neither the Corporation nor the Committee is obligated to treat Participants or eligible participants uniformly.

17.2 *No Stockholder Rights.* No Award gives the Participant any of the rights of a shareholder of the Corporation unless and until shares of Stock are in fact issued to such person in connection with the exercise, payment or settlement of such Award.

17.3 *Withholding.* The Corporation or any Subsidiary, Parent or Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy federal, state, local and other taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by (i) withholding from the Award shares of Stock or (ii) delivering shares of Stock that are already owned, having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The Corporation or any Subsidiary, Parent or Affiliate, as appropriate, shall also have the right to deduct from all cash payments made to a Participant (whether or not such payment is made in connection with an Award) any applicable taxes required to be withheld with respect to such payments.

17.4 *No Right to Continued Service.* Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Corporation or any Parent or Affiliate to terminate any Participant's employment or status as an officer, director or consultant at any time, nor confer upon any Participant any right to continue as an employee, officer, director or consultant of the Corporation or any Parent or Affiliate. In its sole discretion, the Board or the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver shares of Stock with respect to awards hereunder.

17.5 *Unfunded Status of Awards.* The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Corporation or any Parent or Affiliate.

17.6 *Indemnification.* To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Corporation from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit or proceeding to which such member may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit or proceeding against him; provided such member shall give the Corporation an opportunity, at its own expense, to handle and defend the same before such member undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation's

Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold such persons harmless.

17.7 *Relationship to Other Benefits.* No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Corporation or any Parent or Affiliate unless provided otherwise in such other plan.

17.8 *Expenses; Application of Funds.* The expenses of administering the Plan shall be borne by the Corporation and its Parents or Subsidiaries. The proceeds received by the Corporation from the sale of shares of Stock pursuant to Awards will be used for general corporate purposes.

17.9 *Titles and Headings.* The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

17.10 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.11 *Fractional Shares.* No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down.

17.12 *Government and Other Regulations.* The obligation of the Corporation to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules and regulations, and to such approvals by government agencies as may be required. To the extent that Awards under the Plan are awarded to individuals who are domiciled or resident outside of the United States or to persons who are domiciled or resident in the United States but who are subject to the tax laws of a jurisdiction outside of the United States, the Committee may adjust the terms of the Awards granted hereunder to such person (i) to comply with the laws of such jurisdiction and (ii) to avoid adverse tax consequences relating to an Award. The authority granted under the previous sentence shall include the discretion for the Committee to adopt, on behalf of the Corporation, one or more sub-plans applicable to separate classes of Participants who are subject to the laws of jurisdictions outside of the United States.

17.13 *Securities Law Restrictions.* An Award may not be exercised or settled and no shares of Stock may be issued in connection with an Award unless the issuance of such shares of Stock has been registered under the 1933 Act and qualified under applicable state "blue sky" laws and any applicable foreign securities laws, or the Corporation has determined that an exemption from registration and from qualification under such state "blue sky" laws is available. The Corporation shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock issued in connection with the Plan. The shares issued in connection with the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Corporation may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. The Committee may require each Participant purchasing or acquiring shares of Stock pursuant to an Award under the Plan to represent to and agree with the Corporation in writing that such Participant is acquiring the shares of Stock for investment purposes and not with a view to the distribution thereof. All certificates for shares of Stock delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any exchange upon which the Stock is then listed, and any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

17.14 *Satisfaction of Obligations.* Subject to applicable law, the Corporation may apply any cash, shares of Stock, securities or other consideration received upon exercise or settlement of an Award to any obligations a Participant owes to the Corporation and its Parents, Subsidiaries or Affiliates in connection with the Plan or otherwise, including, without limitation, any tax obligations or obligations under a currency facility established in connection with the Plan.

17.15 *Section 409A of the Code.* If any provision of the Plan or an Award Agreement contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code or could cause an Award to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan or any Award Agreement shall be modified to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Moreover, any discretionary authority that the Board or the Committee may have pursuant to the Plan shall not be applicable to an Award that is subject to Section 409A of the Code to the extent such discretionary authority will contravene Section 409A of the Code or the Treasury guidance promulgated thereunder.

17.16 *Governing Law.* To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

17.17 *Additional Provisions.* Each Award Agreement may contain such other terms and conditions as the Board or the Committee may determine, provided that such other terms and conditions are not inconsistent with the provisions of this Plan. In the event of any conflict or inconsistency between the Plan and an Award Agreement, the Plan shall govern and the Award Agreement shall be interpreted to minimize or eliminate such conflict or inconsistency.

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WEBMD HEALTH CORP. 2007 ANNUAL REPORT

FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The following financial statements of the Company and its subsidiaries required to be included in Item 15(a) (1) of Form 10-K are listed below:

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in the notes thereto. Columns omitted from the schedule filed have been omitted because the information is not applicable.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of WebMD Health Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 (the Exchange Act) as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by its board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

WebMD management assessed the effectiveness of WebMD's internal control over financial reporting as of December 31, 2007. In making this assessment, WebMD management used the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment and those criteria, WebMD management concluded that WebMD maintained effective internal control over financial reporting as of December 31, 2007.

Ernst & Young, LLP, the independent registered public accounting firm that audited and reported on the Company's financial statements as of December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, has audited the Company's internal control over financial reporting as of December 31, 2007, as stated in their report which appears on page 3.

February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
WebMD Health Corp.

We have audited WebMD Health Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WebMD Health Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, WebMD Health Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of WebMD Health Corp. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and owner's net investment, and cash flows for each of the three years in the period ended December 31, 2007 of WebMD Health Corp. and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
WebMD Health Corp.

We have audited the accompanying consolidated balance sheets of WebMD Health Corp. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and owner's net investment, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WebMD Health Corp. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment" using the modified prospective transition method. Also, as discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WebMD Health Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 28, 2008

WEBMD HEALTH CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2007	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$213,753	$ 44,660
Short-term investments	80,900	9,490
Accounts receivable, net of allowance for doubtful accounts of $1,165 at December 31, 2007 and $956 at December 31, 2006	86,081	89,652
Current portion of prepaid advertising	2,329	2,656
Due from HLTH	1,153	143,153
Other current assets	10,840	5,312
Assets of discontinued operations	—	48
Total current assets	395,056	294,971
Property and equipment, net	48,589	44,709
Prepaid advertising	4,521	9,459
Goodwill	221,429	225,028
Intangible assets, net	36,314	45,268
Other assets	12,955	530
	$718,864	$619,965
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accrued expenses	$ 26,498	$ 32,846
Deferred revenue	76,401	76,086
Liabilities of discontinued operations	—	1,645
Total current liabilities	102,899	110,577
Deferred tax liability	—	5,367
Other long-term liabilities	9,210	7,912
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Common Stock, $0.01 par value per share, 500,000,000 shares authorized; 9,113,708 shares issued and outstanding at December 31, 2007 and 8,337,846 shares issued and outstanding at December 31, 2006	91	83
Class B Common Stock, $0.01 par value per share, 150,000,000 shares authorized; 48,100,000 shares issued and outstanding at December 31, 2007 and December 31, 2006	481	481
Additional paid-in capital	531,043	485,594
Retained earnings	75,140	9,951
Total stockholders' equity	606,755	496,109
	$718,864	$619,965

See accompanying notes.

WEBMD HEALTH CORP

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2007	2006	2005
Revenue	$331,954	$248,776	$163,910
Costs and expenses:			
Cost of operations	117,281	101,675	65,676
Sales and marketing	93,645	76,189	51,756
General and administrative	60,986	52,338	29,550
Depreciation and amortization	27,233	17,639	10,648
Interest income	12,378	5,099	1,790
Income from continuing operations before income tax (benefit) provision	45,187	6,034	8,070
Income tax (benefit) provision	(17,255)	3,883	1,666
Income from continuing operations	62,442	2,151	6,404
Income from discontinued operations, net of tax	3,442	385	161
Net income	$ 65,884	$ 2,536	$ 6,565
Basic income per common share:			
Income from continuing operations	$ 1.09	$ 0.04	$ 0.13
Income from discontinued operations	0.06	0.01	0.00
Net income	$ 1.15	$ 0.05	$ 0.13
Diluted income per common share:			
Income from continuing operations	$ 1.05	$ 0.04	$ 0.13
Income from discontinued operations	0.05	0.00	0.00
Net income	$ 1.10	$ 0.04	$ 0.13
Weighted-average shares outstanding used in computing net income per common share:			
Basic	57,184	56,145	50,132
Diluted	59,743	58,075	50,532

See accompanying notes.

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND OWNER'S NET INVESTMENT
(In thousands, except share amounts)

		Stockholders' Equity								
	Owner's Net Investment	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Deferred Compensation	Additional Paid-in-Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2004	$ 98,560	—	$—	—	$ —	$ —	$ —	$ —	$ —	$ 98,560
Net income	(1,967)	—	—	—	—	—	—	—	8,532	6,565
Changes in unrealized losses on securities	—	—	—	—	—	—	—	(112)	—	(112)
Comprehensive income	—	—	—	—	—	—	—	—	—	6,453
Transfers from HLTH, including transfers of non-cash stock-based compensation expense	63,976	—	—	—	—	—	360	—	—	64,336
Contribution	(160,569)	—	—	48,100,000	481	—	160,088	—	—	—
Issuance of Class A Common Stock, net of costs	—	7,954,426	80	—	—	—	125,652	—	—	125,732
Stock options issued to HLTH employees	—	—	—	—	—	—	1,117	—	(1,117)	—
Deferred stock-based compensation	—	—	—	—	—	(6,610)	6,610	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	874	—	—	—	874
Balances at December 31, 2005	—	7,954,426	80	48,100,000	481	(5,736)	293,827	(112)	7,415	295,955
Net income	—	—	—	—	—	—	—	—	2,536	2,536
Changes in unrealized losses on securities	—	—	—	—	—	—	—	112	—	112
Comprehensive income	—	—	—	—	—	—	—	—	—	2,648
Contribution from HLTH for utilization of Federal NOL	—	—	—	—	—	—	140,000	—	—	140,000
Contribution from HLTH for transfer of non-cash stock-based compensation expense	—	—	—	—	—	—	6,183	—	—	6,183
Issuance of Class A Common Stock	—	383,420	3	—	—	—	5,594	—	—	5,597
Shares withheld to satisfy tax withholdings	—	—	—	—	—	—	(448)	—	—	(448)
Reversal of deferred stock-based compensation — adoption of SFAS 123R	—	—	—	—	—	5,736	(5,736)	—	—	—
Stock-based compensation	—	—	—	—	—	—	20,174	—	—	20,174
Subimo Acquisition	—	—	—	—	—	—	26,000	—	—	26,000
Balances at December 31, 2006	—	8,337,846	83	48,100,000	481	—	485,594	—	9,951	496,109
Net income	—	—	—	—	—	—	—	—	65,884	65,884
Contribution from HLTH for utilization of Federal non-cash NOL	—	—	—	—	—	—	9,862	—	—	9,862
Contribution from HLTH for transfer of non-cash stock-based compensation expense	—	—	—	—	—	—	2,229	—	—	2,229
Issuance of Class A Common Stock	—	775,862	8	—	—	—	14,686	—	—	14,694
Shares withheld to satisfy tax withholdings	—	—	—	—	—	—	(1,035)	—	—	(1,035)
Transfer of equity awards to HLTH	—	—	—	—	—	—	695	—	(695)	—
Tax valuation allowance reversal	—	—	—	—	—	—	812	—	—	812
Tax benefit related to stock option deductions	—	—	—	—	—	—	1,399	—	—	1,399
Stock-based compensation	—	—	—	—	—	—	16,801	—	—	16,801
Balances at December 31, 2007	$ —	9,113,708	$91	48,100,000	$481	$ —	$531,043	$ —	$75,140	$606,755

See accompanying notes.

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 65,884	$ 2,536	$ 6,565
Adjustments to reconcile net income to net cash provided by operating activities:			
Income from discontinued operations, net of tax	(3,442)	(385)	(161)
Depreciation and amortization	27,233	17,639	10,648
Non-cash advertising	5,264	7,415	8,992
Non-cash stock-based compensation	19,391	26,697	2,315
Deferred income taxes	(20,953)	2,104	1,180
Changes in operating assets and liabilities:			
Accounts receivable	3,570	(25,430)	(13,974)
Other assets	1,102	(971)	(517)
Accrued expenses and other long-term liabilities	(7,185)	6,698	10,721
Due to (from) HLTH	(3,278)	(1,568)	3,672
Deferred revenue	314	17,761	(1,856)
Net cash provided by continuing operations	87,900	52,496	27,585
Net cash (used in) provided by discontinued operations	(390)	305	1,020
Net cash provided by operating activities	87,510	52,801	28,605
Cash flows from investing activities:			
Proceeds from maturities and sales of available-for-sale securities	212,923	304,184	87,450
Purchases of available-for-sale securities	(284,333)	(229,410)	(165,178)
Purchases of property and equipment	(18,058)	(28,452)	(18,126)
Cash paid in business combinations, net of cash acquired	—	(130,167)	(50,752)
Net cash used in investing activities	(89,468)	(83,845)	(146,606)
Cash flows from financing activities:			
Proceeds from issuance of common stock	14,355	5,257	125,392
Tax benefit on stock-based awards	1,577	—	—
Net cash transfers with HLTH	155,119	(5,257)	64,857
Net cash provided by financing activities	171,051	—	190,249
Net increase (decrease) in cash and cash equivalents	169,093	(31,044)	72,248
Cash and cash equivalents at beginning of period	44,660	75,704	3,456
Cash and cash equivalents at end of period	$ 213,753	$ 44,660	$ 75,704

See accompanying notes.

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1. Background and Basis of Presentation

Background

WebMD Health Corp. (the "Company") is a Delaware corporation that was incorporated on May 3, 2005. The Company completed an initial public offering ("IPO") of Class A Common Stock on September 28, 2005. The Company's Class A Common Stock has traded on the Nasdaq National Market under the symbol "WBMD" since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, the Company was a wholly-owned subsidiary of HLTH Corporation ("HLTH") and its consolidated financial statements had been derived from the consolidated financial statements and accounting records of HLTH, principally representing the WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related businesses. Since the completion of the IPO, the Company is a majority-owned subsidiary of HLTH, which currently owns 84.1% of the equity of the Company. The Company's Class A Common Stock has one vote per share, while the Company's Class B Common Stock has five votes per share. As a result, the Company's Class B Common Stock owned by HLTH represented, as of December 31, 2007, 96.2% of the combined voting power of the Company's outstanding Common Stock.

Business

The Company provides health information services to consumers, physicians and other healthcare professionals, employers and health plans through the Company's public and private online portals and health-focused publications. The Company's two operating segments are:

- *Online Services.* The Company provides both public and private online portals. The Company's public portals for consumers enable them to obtain detailed information on a particular disease or condition, analyze symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. The Company's public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education ("CME") credit and communicate with peers. The Company's private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices.

- *Publishing and Other Services.* The Company publishes: *The Little Blue Book*, a physician directory; and, since 2005, *WebMD the Magazine*, a consumer magazine distributed to physician office waiting rooms. The Company also conducted in-person CME through December 31, 2006 as a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005. The Company also published medical reference textbooks until it divested this business on December 31, 2007.

Basis of Presentation

The Company's Class A Common Stock has traded on the Nasdaq National Market under the symbol "WBMD" since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, the Company's consolidated financial statements had been derived from the consolidated financial statements and accounting records of HLTH, principally representing its WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related business.

Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company's results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

Transactions between the Company and HLTH have been identified in the notes to the consolidated financial statements as Transactions with HLTH (see Note 5).

2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, and have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). The results of operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Seasonality

The timing of the Company's revenue is affected by seasonal factors. Advertising and sponsorship revenue within the Online Services segment are seasonal, primarily as a result of the annual budget approval process of the advertising and sponsorship clients of the public portals. This portion of the Company's revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. The Company's private portal licensing revenue is historically highest in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. Finally, the annual distribution cycle within the Publishing and Other Services segment results in a significant portion of the Company's revenue in this segment being recognized in the second and third quarters of each calendar year.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect: revenue recognition, the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the carrying value, capitalization and amortization of software and Web site development costs, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies, share-based compensation to employees and transactions with HLTH.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. The Company's cash and cash equivalents are primarily invested in various money market accounts.

Marketable Securities

The Company classifies its investments in marketable securities as either available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classifications at each balance sheet date. The Company does not invest in trading securities. Debt securities in which the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity; otherwise they are classified as available-for-sale. Investments in marketable equity securities are also classified as available-for-sale.

Held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value as of each balance sheet date. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders' equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value is deemed to be other-than-temporary if the Company does not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the Company's best estimate of losses inherent in the Company's receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Internal Use Software

The Company accounts for internal use software development costs in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, internal and external direct costs incurred in developing or obtaining computer software are capitalized. The Company capitalized $4,847 and $7,383 during the years ended December 31, 2007 and 2006, respectively. Capitalized internal use software development costs are included in property and equipment in the accompanying consolidated balance sheet. Training and data conversion costs are expensed as incurred. Capitalized software costs are depreciated over a three-year period. Depreciation expense related to internal use software was $2,778 and $717 during the years ended December 31, 2007 and 2006. Depreciation expense related to internal use software in the year ended December 31, 2005 was not material.

Web Site Development Costs

In accordance with Emerging Issues Task Force ("EITF") Issue No. 00-2, "Accounting for Web Site Development Costs," costs related to the planning and post implementation phases of the Company's Web site development efforts, as well as minor enhancements and maintenance, are expensed as incurred. Direct costs incurred in the development phase are capitalized. The Company capitalized $7,980 and $12,187 during the years ended December 31, 2007 and 2006, respectively. These capitalized costs are included in property and equipment in the accompanying consolidated balance sheets and are depreciated over a three-year period. Depreciation expense related to Web site development costs was $4,501 and $446 during the years ended December 31, 2007 and 2006. There was no depreciation expense related to Web site development in the year ended December 31, 2005.

Long-Lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture and fixtures	4 to 7 years
Software	3 to 5 years
Web site development costs	3 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Major betterments are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets resulting from acquisitions are accounted for under the purchase method. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Content	2 to 5 years
Customer relationships	2 to 12 years
Acquired technology and patents	3 years
Trade names	3 to 10 years

Recoverability

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company reviews the carrying value of goodwill annually and whenever indicators of impairment are present. The Company measures impairment losses by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company's reporting units are determined in accordance with SFAS No. 142, which defines a reporting unit as an operating segment or one level below an operating segment.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term, including reasonably assured renewal periods, net of lease incentives, from the time that the Company controls the leased property. Leasehold improvements made at the inception of the lease are amortized over the shorter of useful life or lease term. Lease incentives are recorded as a deferred rent credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above.

Revenue Recognition

Revenue is derived from the Company's Online Services and Publishing and Other Services segments:

- *Online Services.* The Company generates revenue from its public portals through the sale of advertising and sponsorship products. The Company generates revenue from private portals through the licensing of its content and technology to employers, payers and others. The Company also distributes its online content and services to other entities and generates revenue from these arrangements from the sale of advertising and sponsorship products and from content syndication fees.

- *Publishing and Other Services.* The Company generates revenue from sales of *The Little Blue Book* physician directory and from sales of advertisements in those directories and *WebMD the Magazine.* As a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005, the Company also generated revenue from in-person CME programs in 2006. As of December 31, 2006, these services were no longer offered by the Company. The Company sold its medical reference publications business as of December 31, 2007 and the revenue and expenses of this business are shown as discontinued operations for all periods presented.

Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period the Company substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

Sales, Use and Value Added Tax

The Company excludes sales, use and value added tax from revenue in the consolidated statements of operations.

Accounting for Stock-Based Compensation

As discussed more fully in Note 13, on January 1, 2006, the Company adopted SFAS No. 123, "(Revised 2004): Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company elected to use the modified prospective transition method and as a result prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. The portion of stock-based compensation expense related to the adoption of SFAS 123R for the year ended December 31, 2006 was $21,794.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25, and related interpretations. In accordance with APB 25, the Company did not recognize stock-based compensation expense with respect to options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to the expense related to restricted stock awards. Additionally, all restricted stock awards and stock options granted prior to January 1, 2006 had graded vesting, and the Company valued these awards and recognized actual and pro-forma expense, with respect to restricted stock awards and stock options, as if each vesting portion of the award was a separate award. This resulted in an accelerated attribution of compensation expense over the vesting period. As permitted under SFAS 123R, the Company began using a straight-line attribution method beginning January 1, 2006, for all options and restricted stock awards granted on or after January 1, 2006, but will continue to apply the accelerated attribution method for the remaining unvested portion of any awards granted prior to January 1, 2006.

The following table summarizes the components and classification of stock-based compensation expense:

	Years Ended December 31, 2007	2006	2005
HLTH Plans:			
Stock options	$ 2,455	$ 5,172	$ —
Restricted stock	(313)	916	1,356
WebMD Plans:			
Stock options	13,141	16,606	—
Restricted stock	2,546	3,499	874
ESPP	107	95	—
Other	1,455	409	85
Total stock-based compensation expense	$19,391	$26,697	$2,315
Included in:			
Cost of operations	$ 5,063	$ 8,744	$ 394
Sales and marketing	5,056	5,870	368
General and administrative	9,272	12,083	1,553
Total stock-based compensation expense	$19,391	$26,697	$2,315

Tax benefits attributable to the stock-based compensation expense were only realized in certain states in which the Company does not have operating loss carryforwards. As of December 31, 2007, approximately $598 and $37,206 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 0.76 years and 1.65 years, related to the HLTH Plans, and WebMD Plans, respectively.

The following table summarizes pro forma net income (loss) and net income (loss) per common share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation for the year ended December 31, 2005:

	Year Ended December 31, 2005
Net income as reported	$ 6,565
Add: Stock-based employee compensation expense included in reported net income	2,315
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(15,771)
Pro forma net loss	$ (6,891)
Net income (loss) per common share:	
Basic and diluted — as reported	$ 0.13
Basic and diluted — pro forma	$ (0.14)

Advertising Costs

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising expense totaled $9,779, $12,533, and $13,156 in 2007, 2006 and 2005, respectively. Included in these amounts are non-cash advertising costs of $5,264, $7,415 and $8,656 in 2007, 2006 and 2005, respectively, related to the advertising services received from News Corporation.

Concentration of Credit Risk

None of the Company's customers individually accounted for more than 10% of the Company's revenue in 2007, 2006 or 2005 or more than 10% of the Company's accounts receivable as of December 31, 2007, 2006 or 2005.

The Company's revenue is principally generated in the United States. An adverse change in economic conditions in the United States could negatively affect the Company's revenue and results of operations. Due to the acquisition of Conceptis Technologies Inc., the Company recorded revenue from foreign customers of $3,660, $3,475 and $405 during the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Company cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Company and, even if the Company believes its tax positions are correct, may determine to make settlement payments in order to avoid the costs of disputing particular positions taken. No reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48. However, the Company reduced $603 of a deferred tax asset and its associated valuation allowance upon adoption of FIN 48.

With the exception of adjusting net operating loss ("NOL") carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2004 and for state and local income tax examinations for years before 2002.

The Company has elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision in the accompanying consolidated statements of operations.

Income Per Common Share

Basic and diluted income per common share are presented in conformity with SFAS No. 128, "Earnings Per Share". In accordance with SFAS No. 128, basic income per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods presented. Diluted income per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods, increased to give effect to potentially dilutive securities.

	Years Ended December 31,		
	2007	2006	2005
Numerator:			
Income from continuing operations	$62,442	$ 2,151	$ 6,404
Income from discontinued operations, net of tax	$ 3,442	$ 385	$ 161
Denominator: (shares in thousands)			
Weighted-average shares — Basic	57,184	56,145	50,132
Employee stock options and restricted stock	2,559	1,930	400
Adjusted weighted-average shares after assumed conversions — Diluted	59,743	58,075	50,532
Basic income per common share:			
Income from continuing operations	$ 1.09	$ 0.04	$ 0.13
Income from discontinued operations	0.06	0.01	0.00
Net income	$ 1.15	$ 0.05	$ 0.13
Diluted income per common share:			
Income from continuing operations	$ 1.05	$ 0.04	$ 0.13
Income from discontinued operations	0.05	0.00	0.00
Net income	$ 1.10	$ 0.04	$ 0.13

Included in basic and diluted shares for the years ended December 31, 2007 and 2006 is the impact of shares to be issued pursuant to the purchase agreement of Subimo, LLC (see Note 6 — Business Combinations). The Company deferred the issuance of 640,930 shares of Class A common stock ("Deferred Shares") until December 2008. Issuance of a portion of these shares may be further deferred until December 2010 subject to certain conditions. A maximum of 246,508 of the Deferred Shares may be used to settle any outstanding claims or warranties the Company may have against the seller. For purposes of calculating basic net income per share, the weighted average impact of 394,422 shares representing the non-contingent portion of the Deferred Shares was included. For purposes of calculating diluted net income per share, the weighted average impact of all of the 640,930 Deferred Shares was included.

The Company has excluded certain outstanding stock options from the calculation of diluted income per common share because such securities were anti-dilutive during the periods presented. The total number of shares excluded from the calculation of diluted income per share was 1,360,386, 749,328 and 328,900 for the years ended December 31, 2007, 2006 and 2005, respectively.

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS 144. Under SFAS 144, the operating results of a business unit are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. Refer to Note 3 for further discussion of discontinued operations.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," would have to be met at the acquisition date. While there is no expected impact to the Company's consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115" ("SFAS 159"), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As the Company does not expect to elect to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement is not expected to have any impact to the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position ("FSP") 157-b which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has elected a partial deferral of SFAS 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to the Company's consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior period financial statements to conform to the current year presentation.

3. Discontinued Operations

As of December 31, 2007, the Company entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of our medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as "ACS/ACP Business." ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. As a result of the sale, the historical financial information of the ACS/ACP Business has been reclassified as discontinued operations in the accompanying consolidated financial statements. The Company will receive net cash proceeds of $2,809, consisting of $1,328 received in January 2008 and $1,481 which will be received through June 30, 2008. The Company incurred approximately $800 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a gain of $3,571, which is included in income from discontinued operations, net of tax benefit of $177, in the accompanying consolidated statements of operations for the year ended December 31, 2007. Also included in income from discontinued operations for the year ended December 31, 2007 is $129 representing the loss from operations of the ACS/ACP Business, net of tax, through the date of sale on December 31, 2007. Summarized operating results for the ACS/ACP Business and the gain recognized on the sale are as follows:

	Years Ended December 31,		
	2007	2006	2005
Revenue	$4,219	$5,105	$5,028
(Loss) Income before taxes	$ (129)	$ 385	$ 161
Gain on disposal, net of tax	3,571	—	—
Income from discontinued operations	$3,442	$ 385	$ 161

The assets and liabilities of the ACS/ACP Business are reflected as discontinued operations as of December 31, 2006 and were comprised of the following:

	December 31, 2006
Assets of discontinued operations:	
Other assets	$ 48
Total	$ 48
Liabilities of discontinued operations:	
Deferred revenue	$1,645
Total	$1,645

4. Stockholders' Equity

Initial Public Offering

The Company was a subsidiary of and wholly owned by HLTH through September 28, 2005. The Company's Class A Common Stock began trading on the Nasdaq National Market under the ticker symbol "WBMD" on September 29, 2005. The Company closed and received proceeds from the IPO on October 4, 2005. The IPO consisted of 7,935,000 shares of Class A Common Stock. Since the IPO, HLTH has continued to own all 48,100,000 shares of the Company's Class B Common Stock, representing, as of December 31, 2007, 84.1% of the Company's outstanding common stock and 96.2% of the combined voting power of the Company's outstanding common stock. Each share of the Company's Class B Common Stock is convertible at HLTH's option into one share of the Company's Class A Common Stock. In addition, shares of the Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of Class A Common Stock on a transfer to any person other than a majority owned subsidiary of HLTH or a successor of HLTH. On the fifth anniversary of the closing date of the IPO, all then outstanding shares of Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of Class A Common Stock. See Note 5 for a description of certain agreements governing the relationships between HLTH and the Company following the IPO.

The Company received proceeds from the IPO of $125,392, net of underwriting discounts of $9,721 and costs of the IPO. The costs of the IPO, not including the underwriting discounts, were approximately $5,800. Approximately $2,000 of this amount was paid by HLTH prior to the IPO.

5. Transactions with HLTH

Agreements with HLTH

In connection with the IPO in September 2005, the Company entered into a number of agreements with HLTH governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to HLTH providing the Company with administrative services, such as payroll, accounting, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, the Company has agreed to reimburse HLTH an amount that reasonably approximates HLTH's cost of providing services to the Company. HLTH has agreed to make the services available to the Company for up to five years; however, the Company is not required, under the Services Agreement, to continue to obtain services from HLTH and is able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days' prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. The terms of the Services Agreement provide that HLTH has the option to terminate the services that it provides for the Company, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days' written notice to the Company.

On January 31, 2006, the Company entered into additional agreements with HLTH in which both parties agreed to support each other's product development and marketing efforts of specific product lines for agreed upon fees as defined in the agreements. The new agreements cover a term of five years.

On February 15, 2006, the Tax Sharing Agreement was amended to provide that HLTH will compensate the Company for any use of the Company's NOLs as a result of certain extraordinary transactions, as defined in the Tax Sharing Agreement, including a sale by HLTH of its Emdeon Business Services ("EBS") and Emdeon Practice Services ("EPS") operating segments.

On September 14, 2006, HLTH completed the sale of EPS for approximately $565,000 in cash ("EPS Sale"). On November 16, 2006, HLTH completed the sale of a 52% interest in EBS for approximately $1,200,000 in cash ("EBS Sale"). HLTH recognized a taxable gain on the sale of EPS and EBS and utilized a portion of its federal NOL carryforwards to offset the gain on these transactions. Under the Tax Sharing Agreement between HLTH and the Company, the Company was reimbursed for its NOL carryforwards utilized by HLTH in these transactions at the current federal statutory rate of 35%. During February 2007, HLTH reimbursed the Company $140,000 as an estimate of the payment required pursuant to the Tax Sharing Agreement with respect to the EPS Sale and the EBS Sale which was subject to adjustment in connection with the filing of the applicable tax returns. During September 2007, HLTH finalized the NOL carryforward attributable to the Company that was utilized as a result of the EPS Sale and the EBS Sale and reimbursed the Company an additional $9,862. These reimbursements were recorded as capital contributions which increased additional paid-in capital at December 31, 2006 and September 30, 2007, respectively.

On February 11, 2008, HLTH announced that it had executed a definitive agreement and closed the sale of its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds managed by Hellman & Friedman LLC. The sale price was $575,000 in cash. HLTH expects to recognize a taxable gain on this transaction and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability resulting from this transaction. The amount of the utilization of the NOL carryforward and related reimbursement to the Company is dependent on numerous factors and cannot be determined at this time.

Charges from the Company to HLTH:

Revenue: The Company sells certain of its products and services to HLTH businesses. These amounts are included in revenue during the years ended December 31, 2007, 2006 and 2005. The Company charges HLTH rates comparable to those charged to third parties for similar products and services.

Advertising Expense: During 2005, the Company allocated costs to HLTH based on its utilization of the Company's advertising services. This charge included a proportional allocation based on the number of HLTH operating segments identified in each advertisement and an allocation of cost to HLTH for the promotion of the WebMD brand prior to HLTH's name change. On August 5, 2005, HLTH and other businesses of HLTH began to use "Emdeon" as their primary brand, instead of "WebMD." In May 2007, as a result of the EBS Sale, HLTH began to use "HLTH" as their primary brand, instead of "Emdeon." Accordingly, the Company no longer allocates any advertising expense to HLTH, or other businesses of HLTH, related to any advertising that promotes the WebMD brand. The Company's portion of the advertising services utilized is included in sales and marketing expense within the accompanying consolidated statements of operations, and is reported net of amounts charged to HLTH.

Charges from HLTH to the Company:

Corporate Services: The Company is charged a services fee (the "Services Fee") for costs related to corporate services provided by HLTH. The services that HLTH provides include certain administrative services, including payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, the Company reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunication costs. HLTH has agreed to make the services available to the Company for up to 5 years following the IPO. These expense allocations were determined on a basis HLTH and the Company consider to be a reasonable assessment of the costs of providing these services, exclusive of any profit margin. The basis the Company and HLTH used to determine these expense allocations required management to make certain judgments and assumptions. These cost allocations are reflected in the table below under the caption "Corporate services — shared services allocation". Prior to the IPO, the Services Fee also included costs identified for dedicated employees managed centrally by HLTH for certain of its functions across all of its segments. This portion of the Services Fee charged for dedicated employees included a charge for their salaries, plus an overhead charge for these employees calculated based on a pro rata portion of their salaries to total salaries within the function. The amount reflected in the table below under the caption "Corporate services — specific identification" reflects the costs for these employees through their date of transfer. The Services Fee is reflected in general and administrative expense within the accompanying consolidated statements of operations.

Healthcare Expense: The Company is charged for its employees' participation in HLTH's healthcare plans. Healthcare expense is charged based on the number of total employees of the Company and reflects HLTH's average cost of these benefits per employee. Healthcare expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees.

Stock-Based Compensation Expense: Stock-based compensation expense is related to stock option issuances and restricted stock awards of HLTH Common Stock that have been granted to certain employees of the Company. Stock-based compensation expense is allocated on a specific employee identification basis. The expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees. The allocation of stock-based compensation expense related to HLTH Common Stock is recorded as a capital contribution in additional paid-in capital.

The following table summarizes the allocations reflected in the Company's consolidated financial statements:

	Years Ended December 31,		
	2007	2006	2005
Charges from the Company to HLTH:			
Intercompany revenue	$ 250	$ 496	$ 336
Advertising expense	—	—	1,877
Charges from HLTH to the Company:			
Corporate services — specific identification	—	—	1,756
Corporate services — shared services allocation	3,340	3,190	3,361
Healthcare expense	5,877	4,116	2,728
Stock-based compensation expense	2,249	6,183	1,356

Prior to the IPO, all related activity between the Company and HLTH was reflected as transactions in owner's net investment in the Company's consolidated balance sheet. Types of intercompany transactions between the Company and HLTH included (i) cash deposits from the Company's businesses which were transferred to HLTH's bank account on a regular basis, (ii) cash borrowings from HLTH used to fund operations, capital expenditures, or acquisitions, and (iii) costs and benefits to and from HLTH identified above. Certain intercompany transactions between HLTH and the Company were non-cash in nature. Accordingly, these non-cash transactions were included within the change in owner's net investment but did not affect the amounts of the net cash transfers from HLTH included in the accompanying consolidated statements of cash flows. The following table summarizes the cash and non-cash components within owner's net investment:

	Year Ended December 31, 2005
Cash:	
Transferred from HLTH to the Company	$64,857
Non Cash:	
Advertising utilization charged to HLTH	(1,877)
Stock-based compensation expense charged to the Company	1,356
Increase in owner's net investment	$64,336

On September 6, 2005, owner's net investment was reclassified to additional paid-in capital within the accompanying consolidated balance sheet. From the date of the IPO, all cash intercompany transactions between the Company and HLTH are settled on a timely basis. As of December 31, 2007, HLTH owed the Company approximately $1,153.

6. Business Combinations

2006 Acquisitions

On December 15, 2006, the Company acquired all of the outstanding limited liability company interests of Subimo, LLC ("Subimo"), a privately held provider of healthcare decision support applications to large employers, health plans and financial institutions. The total purchase consideration for Subimo was approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WebMD Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the purchase agreement, the Company deferred the issuance of the $26,000 of equity, equal to 640,930 shares of Class A common stock (the "Deferred Shares"), until December 2008. A portion of these shares may be further deferred until December 2010 subject to certain conditions. If the Deferred Shares have a market value that is less than $24.34 per share when issued, then the Company will pay additional consideration equal to this shortfall, either in the form of Class A common shares or cash, in its sole discretion. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $47,776 and intangible assets subject to amortization of $12,300 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $10,000 relating to customer relationships with estimated useful lives of twelve years and $2,300 relating to acquired technology with an estimated useful life of three years. The results of operations of Subimo have been included in the financial statements of the Company from December 15, 2006, the closing date of the acquisition, and are included in the Online Services segment.

On September 11, 2006, the Company acquired the interactive medical education, promotion and physician recruitment businesses of Medsite, Inc. ("Medsite"). Medsite provides e-detailing promotion and physician recruitment services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $31,934 and intangible assets subject to amortization of $11,000 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of twelve years, $2,000 relating to a trade name with an estimated useful life of ten years, $2,000 relating to content with an estimated useful life of four years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of Medsite have been included in the financial statements of the Company from September 11, 2006, the closing date of the acquisition, and are included in the Online Services segment.

On June 13, 2006, the Company acquired Summex Corporation ("Summex"), a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,191, comprised of $29,691 in cash, net of the cash acquired, and $500 of acquisition costs. In addition, the Company has agreed to pay up to an additional $5,000 in cash in June 2008 if certain financial milestones are achieved. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuations, goodwill of $19,000 and intangible assets subject to amortization of $11,300 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of eleven years, $2,700 relating to acquired technology with an estimated useful life of three years, $1,100 relating to content with an estimated useful life of four years and $1,500 relating to a trade name with an estimated useful life of ten years. The results of operations of Summex have been included in the financial statements of the Company from June 13, 2006, the closing date of the acquisition, and are included in the Online Services segment.

On January 17, 2006, the Company acquired eMedicine.com, Inc. ("eMedicine"), a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $20,704 and an intangible asset subject to amortization of $6,390 were recorded. The goodwill and intangible asset recorded will not be deductible for tax purposes. The intangible assets recorded were $4,300 relating to content with an estimated useful life of three years, $1,000 relating to acquired technology with an estimated useful life of three years, $790 relating to a trade name with an estimated useful life of ten years and $300 relating to customer relationships with estimated useful lives of ten years. The results of operations of eMedicine have been included in the financial statements of the Company from January 17, 2006, the closing date of the acquisition, and are included in the Online Services segment.

2005 Acquisitions

On December 2, 2005, the Company acquired the assets of and assumed certain liabilities of Conceptis Technologies, Inc. ("Conceptis"), a privately held Montreal-based provider of online and offline medical education and promotion aimed at physicians and other healthcare professionals. The total purchase consideration for Conceptis was approximately $19,859, comprised of $19,256 in cash and $603 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $14,694 and intangible assets subject to amortization of $6,140 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets recorded were $1,900 relating to content with an estimated useful life of two years, $3,300 relating to acquired technology with an estimated useful life of three years and $940 relating to a trade name with an estimated useful life of ten years. The results of operations of Conceptis have been included in the financial statements of the Company from December 2, 2005, the closing date of the acquisition, and are included in the Online Services and the Publishing and Other Services segments.

On March 14, 2005, the Company acquired HealthShare Technology, Inc. ("HealthShare"), a privately held company that provides online tools that compare the cost and quality measures of hospitals for use by consumers, providers and health plans. The total purchase consideration for HealthShare was approximately $29,985, comprised of $29,533 in cash, net of cash acquired and $452 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price, goodwill of $24,588 and intangible assets subject to amortization of $8,500 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $7,500 relating to customer relationships with estimated useful lives of five years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of HealthShare have been included in the financial statements of the Company from March 14, 2005, the closing date of the acquisition, and are included in the Online Services segment.

Condensed Balance Sheet Data

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid for each acquisition:

	Subimo	Medsite	Summex	eMedicine	Conceptis	HealthShare
Accounts receivable	$ 1,725	$ 2,469	$ 1,064	$ 1,717	$ 2,893	$ 1,925
Deferred revenue	(6,900)	(13,124)	(1,173)	(2,612)	(2,866)	(4,622)
Other tangible assets (liabilities), net	4,419	(812)	—	(1,004)	(1,002)	(406)
Intangible assets	12,300	11,000	11,300	6,390	6,140	8,500
Goodwill	47,776	31,934	19,000	20,704	14,694	24,588
Total purchase price	$59,320	$ 31,467	$30,191	$25,195	$19,859	$29,985

Unaudited Pro Forma Information

The following unaudited pro forma financial information for the year ended December 31, 2006 gives effect to the acquisitions of Subimo, Medsite, Summex and eMedicine including the amortization of intangible assets, as if they had occurred on January 1, 2006. The information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results of the combined companies, and should not be construed as representative of these results for any future period.

	Year Ended December 31, 2006
Revenue	$276,970
Net loss	$ (6,791)
Net loss per common share:	
Basic and diluted	$ (0.12)

7. Significant Transactions

America Online, Inc.

In May 2001, HLTH entered into an agreement for a strategic alliance with Time Warner, Inc. ("Time Warner"). Under the agreement, the Company was the primary provider of healthcare content, tools and services for use on certain America Online ("AOL") properties. The agreement ended on May 1, 2007. Under the agreement, the Company and AOL shared certain revenue from advertising, commerce and programming on the health channels of the AOL properties and on a co-branded service created for AOL by the Company. The Company was entitled to share in revenue and was guaranteed a minimum of $12,000 during each contract year from May 1, 2005 through May 1, 2007 when the agreement ended for its share of advertising revenue. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007, 2006 and 2005 was revenue of $2,658, $8,312 and $7,805, respectively, related to sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through the Company's sales organization. Also included in revenue during the years ended December 31, 2007, 2006 and 2005 was $1,515, $5,125 and $5,951, respectively, related to the guarantee discussed above.

News Corporation

In connection with a strategic relationship with News Corporation that HLTH entered into in 2000 and amended in 2001, HLTH received rights to an aggregate of $205,000 advertising services from News Corporation to be used over nine years expiring in 2009 in exchange for equity securities issued by HLTH. In September 2005, the rights to these advertising services were contributed to the Company in connection with the IPO. The amount of advertising services received in any contract year is based on the current market rates in effect at the time the advertisement is placed. Additionally, the amount of advertising services that can be used in any contract year is subject to contractual limitations. The advertising services were recorded at fair value determined using a discounted cash flow methodology. The remaining portion of these advertising services is included in prepaid advertising in the accompanying consolidated balance sheets. Also, as part of the same relationship the Company licensed its content to News Corporation for use across News Corporation's media properties for four years, which ended in January 2005, for cash payments totaling $12,000 per contract year.

Fidelity Human Resources Services Company LLC

In 2004, the Company entered into an agreement with Fidelity Human Resources Services Company LLC ("FHRS") to integrate the Company's private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. The Company recorded revenue of $10,362 in 2007, $7,802 in 2006 and $2,960 in 2005 and $1,544 and $2,145 were included in accounts receivable as of December 31, 2007 and 2006, respectively, related to the FHRS agreement. FHRS is an affiliate of FMR Corp, which reported beneficial ownership of approximately 16.5%, 10.8% and 2.7% of the Company's common stock at December 31, 2007, 2006 and 2005, respectively, and 13.6%, 13.0% and 15.5% of HLTH's common stock at December 31, 2007, 2006 and 2005, respectively.

8. Segment Information

The Company provides health information services to consumers, physicians, healthcare professionals, employers and health plans through the Company's public and private online portals and health-focused publications. The Company's two operating segments are:

- *Online Services.* The Company provides both public and private online portals. The Company's public portals for consumers enable them to obtain detailed information on a particular disease or condition, check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest, enroll in interactive courses and participate in online communities with peers and experts. The Company's public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn CME credit and communicate with peers. The Company's private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices. The Company provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex on June 13, 2006. The Company also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies as a result of the acquisition of Medsite on September 11, 2006.

- *Publishing and Other Services.* The Company publishes *The Little Blue Book*, a physician directory; and, since 2005, *WebMD the Magazine*, a consumer magazine distributed to physician office waiting rooms. As a result of the acquisition of Conceptis, the Company conducted in-person medical education from December 2005 through December 31, 2006, the date at which it no longer provided this service. Until December 31, 2007, the Company also published medical reference textbooks.

The performance of the Company's business is monitored based on earnings before interest, taxes, depreciation, amortization and other non-cash items. Other non-cash items include non-cash advertising expense and non-cash stock-based compensation expense. Corporate and other overhead functions are allocated to segments on a specifically identifiable basis or other reasonable method of allocation. The Company considers these allocations to be a reasonable reflection of the utilization of costs incurred. The Company does not disaggregate assets for internal management reporting and, therefore, such information is not presented. There are no inter-segment revenue transactions.

Summarized financial information for each of the Company's operating segments and a reconciliation to net income are presented below:

	Years Ended December 31,		
	2007	2006	2005
Revenue			
Online Services:			
Advertising and sponsorship	$229,333	$170,626	$109,977
Licensing	81,471	55,621	34,113
Content syndication and other	2,378	3,518	8,210
Total Online Services	313,182	229,765	152,300
Publishing and Other Services	18,772	19,011	11,610
	$331,954	$248,776	$163,910
Earnings (loss) before interest, taxes, depreciation, amortization and other non-cash items			
Online Services	$ 80,594	$ 52,324	$ 28,313
Publishing and Other Services	4,103	362	(78)
	84,697	52,686	28,235
Interest, taxes, depreciation, amortization and other non-cash items			
Interest income	12,378	5,099	1,790
Depreciation and amortization	(27,233)	(17,639)	(10,648)
Non-cash advertising	(5,264)	(7,415)	(8,992)
Non-cash stock-based compensation	(19,391)	(26,697)	(2,315)
Income tax benefit (provision)	17,255	(3,883)	(1,666)
Income from continuing operations	62,442	2,151	6,404
Income from discontinued operations, net of tax	3,442	385	161
Net income	$ 65,884	$ 2,536	$ 6,565

9. Long-Lived Assets

Property and Equipment

Property and equipment consist of the following:

	December 31, 2007	December 31, 2006
Computer equipment	$ 17,822	$ 13,499
Office equipment, furniture and fixtures	6,107	4,694
Software	15,900	11,651
Leasehold improvements	16,753	16,654
Web site development costs	21,389	13,409
	77,971	59,907
Less: accumulated depreciation	(29,382)	(15,198)
Property and equipment, net	$ 48,589	$ 44,709

Depreciation expense was $14,179, $6,374 and $4,148 in 2007, 2006 and 2005, respectively.

Goodwill and Intangible Assets

SFAS No. 142 requires that goodwill and certain intangibles be tested for impairment at least annually or when indicators of impairment are present. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Based on the Company's analysis, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2007, 2006 and 2005.

The changes in the carrying amount of goodwill during the years ended December 31, 2007 and 2006 are as follows:

	Online Services	Publishing and Other Services	Total
Balance as of January 1, 2006	$ 89,624	$11,045	$100,669
Acquisitions during the period	122,782	—	122,782
Purchase price allocations and other adjustments	1,577	—	1,577
Balance as of December 31, 2006	213,983	11,045	225,028
Acquisitions during the period	—	—	—
Purchase price allocations and other adjustments	(3,599)	—	(3,599)
Balance as of December 31, 2007	$210,384	$11,045	$221,429

Intangible assets subject to amortization consist of the following:

	December 31, 2007				December 31, 2006			
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Remaining Useful Life(a)	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Remaining Useful Life(a)
Content	$15,954	$(12,581)	$ 3,373	2.1	$16,854	$ (7,893)	$ 8,961	2.6
Customer relationships	33,191	(10,183)	23,008	9.2	28,191	(6,677)	21,514	9.4
Technology and patents	14,967	(10,126)	4,841	1.5	14,967	(6,036)	8,931	2.3
Trade names	7,817	(2,725)	5,092	7.7	7,817	(1,955)	5,862	8.5
Total	$71,929	$(35,615)	$36,314	7.3	$67,829	$(22,561)	$45,268	6.6

(a) The calculation of the weighted average remaining useful life is based on the net book value and the remaining amortization period of each respective intangible asset.

Amortization expense was $13,054, $11,265 and $6,500 in 2007, 2006 and 2005, respectively. Aggregate amortization expense for intangible assets is estimated to be:

Year ending December 31,	
2008	$ 9,715
2009	6,401
2010	3,337
2011	2,464
2012	2,464
Thereafter	11,933

10. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2007	2006
Accrued compensation	$17,171	$16,696
Accrued outside services	2,308	2,215
Accrued marketing and distribution	1,788	2,039
Accrued purchases of property and equipment	897	5,866
Other accrued liabilities	4,334	6,030
Total accrued expenses	$26,498	$32,846

11. Other Long-term Liabilities

Included in other long-term liabilities as of December 31, 2007 and 2006 was a deferred rent credit of $5,724 and $4,983, respectively, primarily related to lease incentives and $3,447 and $2,929, respectively, related to the difference between rent expense and the rental amount payable for leases with fixed escalations.

12. Commitments and Contingencies

Legal Proceedings

Department of Justice and SEC Investigations of HLTH

As previously disclosed, the United States Attorney for the District of South Carolina is conducting an investigation of HLTH, which HLTH first learned about on September 3, 2003. Based on the information available to HLTH, it believes that the investigation relates principally to issues of financial accounting improprieties for Medical Manager Corporation, a predecessor of HLTH (by its merger into HLTH in September 2000), and, more specifically, its Medical Manager Health Systems, Inc. subsidiary. Medical Manager Health Systems was a predecessor to Emdeon Practice Services, Inc., a subsidiary that HLTH sold to Sage Software in September 2006.

While HLTH is not sure of the investigation's exact scope, it does not believe that the investigation relates to the business of our company or any of our subsidiaries. HLTH believes that the investigation relates principally to issues of financial accounting improprieties relating to Medical Manager Health Systems, including activities that artificially inflated revenues and earnings of Medical Manager Health Systems. HLTH has been cooperating and intends to continue to cooperate fully with the U.S. Attorney's Office. HLTH's Board of Directors has formed a Special Committee consisting solely of independent directors to oversee this matter, with the sole authority to direct HLTH's response to the allegations that have been raised.

In January 2005, certain former employees of Emdeon Practice Services agreed to plead guilty to mail fraud and tax evasion as a result of the investigation by the U.S. Attorney. According to the Informations, Plea Agreements and Factual Summaries filed by the U.S. Attorney in, and available from, the District Court of the United States for the District of South Carolina — Beaufort Division, on January 7, 2005, the three former employees and other then unnamed co-schemers were engaged in schemes between 1997 and 2002 that included causing companies acquired by Medical Manager Health Systems to pay the former vice president in charge of acquisitions for Medical Manager Health Systems and co-schemers kickbacks which were funded through increases in the purchase price paid by Medical Manager Health Systems to the acquired company and that included fraudulent accounting practices to inflate artificially the quarterly revenues and earnings of Medical Manager Health Systems when it was an independent public company called Medical Manager Corporation from 1997 through 1999, when and after it became acquired by Synetic, Inc. in July 1999 and when and after it became a subsidiary of HLTH in September 2000. A fourth former officer of Medical Manager Health Systems pleaded guilty to similar activities later in 2005.

On December 15, 2005, the U.S. Attorney announced indictments of the following former officers and employees of Medical Manager Health Systems: Ted W. Dorman, a former Regional Vice President of Medical Manager Health Systems, who was employed until March 2003; Charles L. Hutchinson, a former Controller of Medical Manager Health Systems, who was employed until June 2001; Maxie L. Juzang, a former Vice President of Medical Manager Health Systems, who was employed until August 2005; John H. Kang, a former President of Medical Manager Health Systems, who was employed until May 2001; Frederick B. Karl, Jr., a former General Counsel of Medical Manager Health Systems, who was employed until April 2000; Franklyn B. Krieger, a former Associate General Counsel of Medical Manager Health Systems, who was employed until February 2002; Lee A. Robbins, a former Vice President and Chief Financial Officer of Medical Manager Health Systems, who was employed until September 2000; John P. Sessions, a former President and Chief Operating Officer of Medical Manager Health Systems, who was employed until September 2003; Michael A. Singer, a former Chief Executive Officer of Medical Manager Health Systems and a former director of HLTH, who was most recently employed by HLTH as its Executive Vice President, Physician Software Strategies until February 2005; and David Ward, a former Vice President of Medical Manager Health Systems, who was employed until June 2005. The Indictment charges the persons listed above with conspiracy to commit mail, wire and securities fraud, a violation of Title 18, United States Code, Section 371 and conspiracy to commit money laundering, a violation of Title 18, United States Code, Section 1956(h). The indictment charges Messrs. Sessions and Ward with substantive counts of money laundering, violations of Title 18, United States Code, Section 1957. The allegations set forth in the Indictment describe activities that are substantially similar to those described above with respect to the January 2005 plea agreements.

On February 27, 2007, the United States Attorney filed a Second Superseding Indictment with respect to the former officers and employees of Medical Manager Health Systems charged under the prior Indictment, other than Mr. Juzang. The allegations set forth in the Second Superseding Indictment are substantially similar to those described above.

Based on the information it has obtained to date, including that contained in the court documents filed by the United States Attorney in South Carolina, HLTH does not believe that any member of its senior management whose duties were not primarily related to the operations of Medical Manager Health Systems during the relevant time periods engaged in any of the violations or improprieties described in those court documents. HLTH understands, however, that in light of the nature of the allegations involved, the U.S. Attorney's office has been investigating all levels of HLTH's management. Some members of the Company's senior management are also serving or have served as members of senior management of HLTH. In the event members of the Company's senior management were to be implicated in any wrongdoing, it could have an adverse impact on the Company.

HLTH understands that the SEC is also conducting a formal investigation into this matter.

The terms of an indemnity agreement between HLTH and the Company provide that HLTH will indemnify the Company against any and all liabilities arising from or based on this investigation.

Other Legal Proceedings

In the normal course of business, the Company and its subsidiaries are involved in various other claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Leases

During 2004, the Company entered into a ten-year and ten month lease agreement for its headquarters in New York, New York. In connection with this lease the Company received ten months of rent abatement and a landlord contribution totaling $5,393 in connection with leasehold improvements. The Company recorded $4,854 as a deferred rent credit during 2005 related to this contribution and the remaining $539 during 2006. The balance of this deferred rent credit was $3,941 and $4,439 as of December 31, 2007 and 2006, respectively. According to the terms of the lease, the Company began making payments in December 2005. Payments will increase approximately 2% per annum with a one-time increase in December 2010 of approximately 15%. The lease terminates on November 30, 2015; however, the Company may exercise a five-year renewal option at its discretion.

The Company leases its offices under operating lease agreements that expire at various dates through 2015. Total rent expense for all operating leases was approximately $5,377, $4,808 and $4,675 in 2007, 2006 and 2005, respectively. Future minimum lease commitments under non-cancelable lease agreements at December 31, 2007 were as follows:

Year ending December 31,	
2008	$ 6,145
2009	6,229
2010	5,827
2011	5,141
2012	3,998
Thereafter	10,995
Total minimum lease payments	$38,335

Other Contingencies

The Company provides certain indemnification provisions within its license agreements to protect the other party from any liabilities or damages resulting from a claim of misappropriation or infringement by third parties relating to its products and services. The Company has not incurred a liability relating to any of these indemnification provisions in the past and management believes that the likelihood of any future payment relating to these provisions is unlikely. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

13. Stock-Based Compensation Plans

The Company has various stock compensation plans under which directors, officers and other eligible employees receive awards of options to purchase the Company Class A Common Stock and HLTH Common Stock and restricted shares of the Company Class A Common Stock and HLTH Common Stock. The following sections of this note summarize the activity for each of these plans.

HLTH Plans

Certain WebMD employees participate in the stock-based compensation plans of HLTH (collectively, "HLTH Plans"). Under the HLTH Plans certain of the Company employees have received grants of options to purchase HLTH common stock and restricted HLTH common stock. Additionally, all eligible WebMD employees are provided the opportunity to participate in HLTH's employee stock purchase plan. All unvested options to purchase HLTH common stock and restricted HLTH common stock held by the Company's employees as of the effective date of the IPO continue to vest under the original terms of those awards. An aggregate of 5,726,256 shares of HLTH common stock remained available for grant under the HLTH Plans at December 31, 2007.

Stock Options

Generally, options under the HLTH Plans vest and become exercisable ratably over a three to five year period based on their individual grant dates subject to continued employment on the applicable vesting dates. The majority of options granted under the HLTH Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of HLTH Common Stock on the date of grant. The following table summarizes activity for the HLTH Plans relating to the Company's employees for the years ended December 31, 2007, 2006 and 2005:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value(1)
Outstanding at January 1, 2005	17,671,405	$11.21		
Granted	1,444,850	9.30		
Exercised	(2,468,174)	4.68		
Forfeited	(1,140,866)	19.22		
Net transfers from HLTH	4,120,991	12.80		
Outstanding at December 31, 2005	19,628,206	11.75		
Granted	—	—		
Exercised	(3,634,936)	7.20		
Forfeited	(847,500)	16.11		
Net transfers to HLTH	(280,514)	8.46		
Outstanding at December 31, 2006	14,865,256	12.68		
Granted	—	—		
Exercised	(4,479,012)	11.06		
Forfeited	(1,167,268)	10.69		
Net transfers to HLTH	(392,988)	15.41		
Outstanding at December 31, 2007	8,825,988	$13.59	3.9	$23,284
Vested and exercisable at the end of the year	8,238,415	$13.94	3.6	$20,550

(1) The aggregate intrinsic value is based on the market price of HLTH's Common Stock on December 31, 2007, which was $13.40, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2007.

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2007:

	Outstanding			Exercisable	
Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (In Years)	Shares	Weighted Average Exercise Price Per Share
$3.43-$8.09	1,074,171	$ 6.16	5.1	884,921	$ 5.80
$8.12-$8.59	1,410,669	8.58	6.2	1,380,044	8.58
$8.60-$10.87	1,118,658	9.29	6.3	750,960	9.29
$11.55	1,625,000	11.55	2.4	1,625,000	11.55
$11.69-$13.85	1,505,250	12.84	2.4	1,505,250	12.84
$14.31-$21.69	1,480,281	18.98	2.8	1,480,281	18.98
$23.00-$94.69	611,959	40.32	1.9	611,959	40.32
	8,825,988	$13.59	3.9	8,238,415	$13.94

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table. Expected volatility is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to January 1, 2006, only historical volatility was considered. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

	Year Ended December 31, 2005
Expected dividend yield	0%
Expected volatility	0.50
Risk free interest rate	3.43%
Expected term (years)	3.25-5.50
Weighted-average fair value of options granted during the year	$ 3.81

Restricted Stock Awards: HLTH Restricted Stock consists of shares of HLTH Common Stock which have been awarded to the Company's employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, HLTH Restricted Stock awards vest ratably over a three to five year period based on their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested HLTH Restricted Stock relating to the Company's employees for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31,					
	2007		2006		2005	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Balance at the beginning of the year	202,414	$ 8.92	423,860	$8.46	491,346	$7.92
Granted	—	—	—	—	100,000	9.52
Vested	(130,302)	8.65	(218,112)	8.03	(186,654)	7.73
Forfeited	(75,237)	9.51	—	—	(63,500)	8.30
Net transfers from (to) HLTH	6,250	11.74	(3,334)	8.59	82,668	8.59
Balance at the end of the year	3,125	$11.74	202,414	$8.92	423,860	$8.46

Proceeds received by HLTH from the exercise of options to purchase HLTH Common Stock were $49,538, $26,173 and $11,558 for the years ended December 31, 2007, 2006 and 2005, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of HLTH Restricted Stock that vested was $18,326, $18,020 and $14,325 for the years ended December 31, 2007, 2006 and 2005, respectively.

WebMD Plans

During September 2005, the Company adopted the 2005 Long-Term Incentive Plan (the "2005 Plan"). In connection with the acquisition of Subimo, LLC in December 2006, the Company adopted the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (the "Subimo Plan"). The terms of the Subimo Plan are similar to the terms of the 2005 Plan but it has not been approved by the Company's stockholders. Awards under the Subimo Plan were made on the date of the Company's acquisition of Subimo, LLC in reliance on the NASDAQ Global Select Market exception to shareholder approval for equity grants to new hires. No additional grants will be made under the Subimo Plan. The 2005 Plan and the Subimo Plan are included in all references as the "WebMD Plans." The maximum number of shares of the Company Class A Common Stock that may be subject to options or restricted stock awards under the WebMD Plans is 9,480,574, subject to adjustment in accordance with the terms of the WebMD Plans. The Company had an aggregate of 2,701,478 shares of Class A Common Stock available for future grants under the WebMD Plans at December 31, 2007.

Stock Options

Generally, options under the WebMD Plans vest and become exercisable ratably over a four-year period based on their individual grant dates subject to continued employment on the applicable vesting dates. The options granted under the WebMD Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of the Company Class A Common Stock on the date of grant. The following table summarizes activity for the WebMD Plans for the years ended December 31, 2007, 2006 and 2005:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value(1)
Outstanding at January 1, 2005	—	$ —		
Granted	4,574,900	18.31		
Exercised	—	—		
Forfeited	(41,800)	17.50		
Outstanding at December 31, 2005	4,533,100	18.31		
Granted	1,683,700	38.16		
Exercised	(291,154)	18.05		
Forfeited	(523,863)	27.84		
Outstanding at December 31, 2006	5,401,783	23.59		
Granted	998,850	47.49		
Exercised	(684,909)	20.96		
Forfeited	(695,173)	31.80		
Outstanding at December 31, 2007	5,020,551	$27.56	8.3	$74,102
Vested and exercisable at the end of the year	1,382,091	$20.41	7.9	$28,599

(1) The aggregate intrinsic value is based on the market price of the Company's Class A Common Stock on December 31, 2007, which was $41.07, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2007.

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2007:

	Outstanding			Exercisable	
Exercise Prices	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (In Years)	Shares	Weighted Average Exercise Price Per Share
$17.50	2,891,630	$17.50	7.7	1,137,776	$17.50
$24.00-$38.01	686,731	33.19	8.4	187,967	31.88
$38.03-$42.98	634,890	40.43	8.9	45,548	39.93
$43.09-$51.48	627,950	47.34	9.5	10,800	45.32
$51.50-$61.35	179,350	53.52	9.5	—	—
	5,020,551	$27.56	8.3	1,382,091	$20.41

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table. Prior to August 1, 2007, expected volatility was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of the Company Class A Common Stock combined with historical volatility of the Company Class A Common Stock. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

	Years Ended December 31, 2007	2006	2005
Expected dividend yield	0%	0%	0%
Expected volatility	0.44	0.60	0.60
Risk free interest rate	4.25%	4.69%	4.05%
Expected term (years)	3.40	3.24	3.25-5.50
Weighted-average fair value of options granted during the year	$17.26	$17.33	$8.75

Restricted Stock Awards: The Company Restricted Stock consists of shares of the Company Class A Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, the Company's Restricted Stock awards vest ratably over a four year period from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested Company Restricted Stock for the years ended December 31, 2007, 2006 and 2005:

	Years Ended December 31, 2007		2006		2005	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Balance at the beginning of the year	441,683	$25.49	376,621	$17.55	—	$ —
Granted	71,700	47.02	184,710	39.50	376,621	17.55
Vested	(104,809)	21.92	(94,418)	17.61	—	—
Forfeited	(100,852)	32.42	(25,230)	39.00	—	—
Balance at the end of the year	307,722	$29.46	441,683	$25.49	376,621	$17.55

Proceeds received from the exercise of options to purchase the Company Class A Common Stock were $14,355 and $5,257 for the years ended December 31, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of the Company Restricted Stock that vested was $24,821 and $9,115 for the years ended December 31, 2007 and 2006, respectively.

Employee Stock Purchase Plan

HLTH's Employee Stock Purchase Plan ("ESPP") allows eligible employees of the Company the opportunity to purchase shares of HLTH Common Stock through payroll deductions, up to 15% of a participant's annual compensation with a maximum of 5,000 shares available per participant during each purchase period. The purchase price of the stock is 85% of the fair market value on the last day of each purchase period. During the years ended December 31, 2007, 2006 and 2005, 45,755, 54,822 and 59,862 shares, respectively, of HLTH Common Stock were issued to the Company's employees under HLTH's ESPP.

Other

At the time of the IPO and each year on the anniversary of the IPO, the Company issued shares of its Class A Common Stock to each non-employee director with a value equal to their annual board and committee retainers. The Company recorded $340, $340 and $85 of stock-based compensation expense during the years ended December 31, 2007, 2006 and 2005, respectively, in connection with these issuances.

Additionally, the Company recorded $1,094 and $69 of stock-based compensation expense during 2007 and 2006 in connection with a stock transferability right for shares required to be issued in connection with the acquisition of Subimo, LLC by the Company.

14. Retirement Plans

HLTH maintains a defined contribution retirement plan (the "Retirement Plan") that covers substantially all of the Company's employees. This Retirement Plan provides for discretionary contributions and during 2005 was amended to provide for matching contributions. The Company has recorded expense related to this Retirement Plan of $996, $655 and $395 in 2007, 2006 and 2005, respectively. These amounts exclude the portion reclassified to discontinued operations of $9, $11 and $9 in 2007, 2006 and 2005, respectively.

15. Income Taxes

The Company's results of operations have been included in HLTH's consolidated U.S. federal and state income tax returns. The provision for income taxes included in the accompanying consolidated financial statements has been determined on a separate return basis using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. The Company is required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by HLTH under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These amounts are reported without the impact resulting from filing on a consolidated tax return basis with HLTH. Significant components of the Company's deferred tax assets (liabilities) were as follows:

	December 31,	
	2007	2006
Deferred tax assets:		
Federal net operating loss carryforwards	$ 209,742	$ 224,515
State net operating loss carryforwards	23,467	23,374
Federal tax credits	1,945	2,060
Other accrued expenses	7,820	9,170
Allowance for doubtful accounts	466	342
Depreciation	1,225	1,509
Intangible assets	2,895	—
Prepaid assets	7,986	8,744
Stock-based compensation	12,353	7,989
Other, net	200	200
Total deferred tax assets	268,099	277,903
Valuation allowance	(242,619)	(277,607)
Net deferred tax assets	25,480	296
Deferred tax liabilities:		
Goodwill	(9,082)	(5,367)
Intangible assets	—	(296)
Total deferred tax liabilities	(9,082)	(5,663)
Net deferred tax assets (liabilities)	$ 16,398	$ (5,367)
Included in:		
Current deferred tax assets and liabilities	$ 42,545	$ 9,658
Valuation allowance	(38,553)	(9,658)
Current deferred tax assets, net	3,992	0
Non-current deferred tax assets and liabilities	216,472	262,582
Valuation allowance	(204,066)	(267,949)
Non-current deferred tax assets (liabilities), net	12,406	(5,367)
Net deferred tax assets (liabilities)	$ 16,398	$ (5,367)

The income tax provision was as follows:

	Years Ended December 31,		
	2007	2006	2005
Current:			
Federal	$ 303	$ 48	$ —
State and other	1,890	1,731	486
Current income tax provision	2,193	1,779	486
Deferred:			
Federal	(21,948)	1,759	1,033
State and other	995	251	147
Deferred income tax (benefit) provision	(20,953)	2,010	1,180
Reversal of valuation allowance applied to goodwill	231	94	—
Reversal of valuation allowance applied to additional paid-in capital	1,274	—	—
Total income tax (benefit) provision	$(17,255)	$3,883	$1,666

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Years Ended December 31,		
	2007	2006	2005
United States federal statutory rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	0.1	(29.5)	12.6
Valuation allowance	(82.8)	28.1	(50.6)
Losses benefited to HLTH	—	—	21.0
Non-deductible officers compensation	1.0	19.5	1.4
Other	8.5	7.4	0.8
Effective income tax rate	(38.2)%	60.5%	20.2%

Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all net deferred tax assets, except for a deferred tax liability originating from the Company's business combinations that resulted in tax-deductible goodwill which is indefinite as to when such liability will reverse. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, the Company reversed $25,481 of its valuation allowance primarily through the tax provision. The valuation allowance for deferred tax assets decreased by $34,988 and $2,748 in 2007 and 2006, respectively.

On a separate return basis, as of December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $667,540, which expire in 2009 through 2026, and federal tax credits of approximately $2,548, which excludes the impact of any unrecognized tax benefits, which expire in 2008 through 2028. Approximately $207,955 and $33,063 of these net operating loss carryforwards were recorded through additional paid-in capital and goodwill, respectively. Therefore, if in the future the Company believes that it is more likely than not that these tax benefits will be realized, this portion of the valuation allowance will be reversed against additional paid-in capital and goodwill, respectively.

The Company uses the "with-and-without" approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. Using the "with-and-without" approach, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. As a result of this approach, tax net operating loss carryforwards generated from operations and acquired entities are considered utilized before the current period's share-based deduction.

The Company has excess tax benefits, related to stock option exercises subsequent to the adoption of SFAS 123(R) of $68,277 that are not recorded as a deferred tax asset as the amounts would not have resulted in a reduction in current taxes payable if all other tax attributes currently available to the Company were utilized. The benefit of these deductions will be recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable.

On a legal entity basis, as of December 31, 2007, the Company had net operating loss carryforwards for federal income tax purposes of approximately $271,553, which expire in 2011 through 2028, and federal tax credits of approximately $2,727, which excludes the impact of any unrecognized tax benefits, which expire in 2008 through 2028. These amounts reflect the utilization of approximately $430,000 of net operating loss carryforwards by the HLTH consolidated group as a result of the sale of certain HLTH businesses. Pursuant to the tax sharing agreement between HLTH and the Company, HLTH reimbursed the Company $149,862 for the utilization of its net operating losses.

Under the U.S. Internal Revenue Code and applicable Treasury regulations relating to manner and order in which net operating loss carryforwards are utilized when filing consolidated tax returns, a portion of the Company's actual net operating loss carryforwards may be required to be utilized by HLTH before HLTH would be permitted to utilize its own net operating loss carryforwards. Correspondingly, in some situations, such as where HLTH's net operating loss carryforwards were the first to be generated, the Company may be required to utilize a portion of HLTH's net operating loss carryforwards before the Company would have to utilize its net operating loss carryforwards.

A portion of net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to the "change of ownership" provisions of the Internal Revenue Code and similar state provisions. A portion of these carryforwards may expire before becoming available to reduce future income tax liabilities.

The Company has profitable operations in certain states in which the Company does not have net operating losses to offset that income, or is utilizing net operating losses established through additional paid-in capital. Accordingly, the Company provided for taxes of $3,164, $1,731 and $486 related to state and other jurisdictions during the years ended December 31, 2007, 2006 and 2005, respectively. In addition, the income tax provision in 2007 and 2006 includes a non-cash provision for taxes of $231 and $94, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations. Of these amounts, a portion is included in the due from HLTH balance in the accompanying consolidated balance sheets.

As of January 1, 2007 and December 31, 2007, the Company had unrecognized income tax benefits of $603, which if recognized, none would be reflected as a component of the income tax provision. No interest and penalties were accrued as of January 1, 2007 and December 31, 2007.

The following table summarizes the activity of unrecognized tax benefits for the year ended December 31, 2007:

Balance at January 1, 2007	$603
Increases related to prior year tax positions	—
Increases related to current year tax positions	—
Settlements with tax authorities	—
Expiration of the statute of limitations for the assessment of taxes	—
Balance at December 31, 2007	$603

Although the Company files U.S. federal, and various state and other tax returns, the major taxing jurisdiction is the U.S. The Company is currently under audit for state tax purposes and will have statutes of limitations with respect to certain tax returns expiring within the next twelve months. However, the Company does not expect a significant change in the unrecognized income tax benefits within the next twelve months. With the exception of adjusting NOL carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2004 and for state and local income tax examinations for years before 2002.

16. Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair values have been determined using available market information as of December 31, 2007. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2007		December 31, 2006	
	Cost Basis	Fair Value	Cost Basis	Fair Value
Cash and cash equivalents	$213,753	$213,753	$44,660	$44,660
Short-term investments	80,900	80,900	9,490	9,490

As of December 31, 2007 and 2006, all of the Company's investments were classified as available-for-sale. The Company's investment portfolio includes investments in auction rate securities ("ARS"). The types of ARS investments that the Company owns are backed by student loans, almost all of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all of which had credit ratings of AAA or Aaa when purchased. Refer to Note 20 Subsequent Events, for a discussion regarding recent developments with respect to the Company's ARS investments.

During 2007, 2006 and 2005, the Company did not realize any gains or losses from the sales and maturities of its investments.

17. Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from net income, such as changes in unrealized gains (losses) on available-for-sale marketable securities. The following table presents the components of comprehensive income:

	Years Ended December 31,		
	2007	2006	2005
Unrealized gains (losses) on securities	$ —	$ 112	$ (112)
Other comprehensive income (loss)	—	112	(112)
Net income	65,884	2,536	6,565
Comprehensive income	$65,884	$2,648	$6,453

18. Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,		
	2007	2006	2005
Supplemental Disclosure of Cash Flow Information:			
Taxes paid, net of refunds	$2,909	$ 1,127	$ 119
Supplemental Schedule of Non-cash Investing Activities:			
Equity consideration of Subimo Acquisition	$ —	$26,000	$ —
Supplemental Schedule of Non-cash Financing Activities:			
Deferred stock compensation related to restricted stock awards	$ —	$ —	$6,610

19. Quarterly Financial Data (Unaudited)

The following tables summarize the quarterly financial data for 2007 and 2006:

	2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$71,944	$77,270	$86,098	$ 96,642
Costs and expenses:				
Cost of operations	28,618	28,997	30,021	29,645
Sales and marketing	22,870	21,929	22,459	26,387
General and administrative	15,505	15,981	15,388	14,112
Depreciation and amortization	5,991	6,941	7,085	7,216
Interest income	1,985	3,051	3,486	3,856
Income from continuing operations before income tax provision (benefit)	945	6,473	14,631	23,138
Income tax provision (benefit)	210	1,332	3,129	(21,926)
Income from continuing operations	735	5,141	11,502	45,064
(Loss) income from discontinued operations, net of tax	(29)	249	(10)	3,232
Net income	$ 706	$ 5,390	$11,492	$ 48,296
Basic income (loss) per common share:				
Income from continuing operations	$ 0.01	$ 0.09	$ 0.20	$ 0.78
(Loss) income from discontinued operations	(0.00)	0.00	(0.00)	0.06
Net income	$ 0.01	$ 0.09	$ 0.20	$ 0.84
Diluted income (loss) per common share:				
Income from continuing operations	$ 0.01	$ 0.09	$ 0.19	$ 0.75
(Loss) income from discontinued operations	(0.00)	0.00	(0.00)	0.06
Net income	$ 0.01	$ 0.09	$ 0.19	$ 0.81
Weighted-average shares outstanding used in computing net income (loss) per common share:				
Basic	56,976	57,071	57,154	57,534
Diluted	59,630	59,748	59,848	59,748

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$48,480	$55,277	$65,634	$79,385
Costs and expenses:				
Cost of operations	23,553	24,484	25,899	27,739
Sales and marketing	15,537	16,932	20,472	23,248
General and administrative	11,890	12,565	13,476	14,407
Depreciation and amortization	3,527	4,011	5,083	5,018
Interest income	1,448	1,468	1,221	962
(Loss) Income from continuing operations before income tax (benefit) provision	(4,579)	(1,247)	1,925	9,935
Income tax (benefit) provision	(1,108)	(293)	1,398	3,886
(Loss) Income from continuing operations	(3,471)	(954)	527	6,049
Income (loss) from discontinued operations, net of tax	412	101	(37)	(91)
Net (loss) income	$(3,059)	$ (853)	$ 490	$ 5,958
Basic (loss) income per common share:				
(Loss) income from continuing operations	$ (0.06)	$ (0.02)	$ 0.01	$ 0.11
Income (loss) from discontinued operations	0.01	0.00	(0.00)	(0.00)
Net income	$ (0.05)	$ (0.02)	$ 0.01	$ 0.11
Diluted (loss) income per common share:				
(Loss) income from continuing operations	$ (0.06)	$ (0.02)	$ 0.01	$ 0.10
Income (loss) from discontinued operations	0.01	0.00	(0.00)	(0.00)
Net income	$ (0.05)	$ (0.02)	$ 0.01	$ 0.10
Weighted-average shares outstanding used in computing net (loss) income per common share:				
Basic	56,054	56,055	56,059	56,411
Diluted	56,054	56,055	58,122	58,367

20. Subsequent Events

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans

As of February 21, 2008, the Company had approximately $327,000 in consolidated cash, cash equivalents and marketable securities, including approximately $169,000 of ARS investments. The types of ARS investments that the Company owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. WebMD does not own any other type of ARS investments.

The interest rates on these ARS investments are reset every 28 days by an auction process. Historically, these types of ARS investments have been highly liquid. However, in mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments held by the Company. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. The Company believes that the underlying credit quality of the assets backing its ARS investments has not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, the Company is in the process of evaluating the extent of any impairment in its ARS investments resulting from the current lack of liquidity; however, the Company is not yet able to quantify the amount of any impairment. The Company believes that any lack of liquidity relating to its ARS investments will not have an impact on its ability to fund its current operations.

HLTH Merger

On February 20, 2008, HLTH and WebMD entered into a Merger Agreement, pursuant to which HLTH will merge into WebMD ("HLTH Merger"), with WebMD continuing as the surviving company. In the HLTH Merger, each outstanding share of HLTH common stock will be converted into 0.1979 shares of WebMD common stock and $6.89 in cash, which cash amount is subject to a downward adjustment as described below ("Merger Consideration"). The shares of WebMD Class A Common Stock currently outstanding will remain outstanding and will be unchanged in the HLTH Merger. The HLTH Merger will eliminate both the controlling class of WebMD stock held by HLTH and WebMD's existing dual-class stock structure. The terms of the Merger Agreement were negotiated between HLTH and a Special Committee of the Board of Directors of WebMD. The Merger Agreement was approved by the Board of WebMD based on the recommendations of the Special Committee and by the Board of HLTH.

The cash portion of the Merger Consideration will be funded from cash and investments at WebMD and HLTH, and proceeds from HLTH's anticipated sales of its ViPS and Porex businesses. As previously announced, HLTH has received significant interest from potential strategic buyers for both ViPS and Porex and will be seeking formal offers for these businesses from potential buyers. The cash portion of the Merger Consideration is subject to downward adjustment prior to the closing, based on the amount of proceeds received from the disposition of HLTH's investment in certain ARS, which, under the terms of the Merger Agreement, must be liquidated by HLTH prior to closing of the HLTH Merger. The Company cannot predict, at this time, the amount of such downward adjustment. See "Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans" above. If either ViPS or Porex has not been sold at the time the HLTH Merger is ready to be consummated, WebMD may issue up to $250,000 in redeemable notes to the HLTH shareholders in lieu of a portion of the cash consideration otherwise payable in the HLTH Merger. The notes would bear interest at a rate of 11% per annum, payable in kind annually in arrears. The notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of the remaining ViPS or Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.

Completion of the HLTH Merger is subject to: HLTH and WebMD receiving required shareholder approvals; a requirement that the surviving company have an amount of cash, as of the closing at least equal to an agreed upon threshold, calculated in accordance with a formula contained in the Merger Agreement; completion of the sale by HLTH of either ViPS or Porex and the sale of HLTH's ARS investments; and other customary closing conditions. HLTH, which owns shares of WebMD constituting approximately 96% of the total number of votes represented by outstanding shares, has agreed to vote its shares of WebMD in favor of the HLTH Merger. The transaction is expected to close in the second or third quarter of 2008.

Following the HLTH Merger, WebMD as surviving corporation will assume the obligations of HLTH under HLTH's 3⅛% Convertible Notes due September 1, 2025 and HLTH's 1.75% Convertible Subordinated Notes due June 15, 2023 ("Notes"). In the event a holder of these Notes converts these Notes into shares of HLTH common stock pursuant to the terms of the applicable indenture prior to the effective time of the HLTH Merger, those shares would be treated in the HLTH Merger like all other shares of HLTH common stock. In the event a holder of the Notes converts those Notes pursuant to the applicable indenture following the effective time of the HLTH Merger, those Notes would be converted into the right to receive the HLTH Merger Consideration payable in respect of the HLTH shares into which such Notes would have been convertible.

Schedule II. Valuation and Qualifying Accounts

	Years Ended December 31, 2007, 2006 and 2005					
	Balance at Beginning of Year	Charged to Costs and Expenses	Acquired	Write-offs	Other(a)	Balance at End of Year
December 31, 2007						
Allowance for Doubtful Accounts	$ 956	$ 1,312	$ —	$(1,103)	$ —	$ 1,165
Valuation Allowance for Deferred Tax Assets	277,607	(38,286)	4,713	—	(1,415)	242,619
December 31, 2006						
Allowance for Doubtful Accounts	859	228	49	(180)	—	956
Valuation Allowance for Deferred Tax Assets	280,355	1,230	6,296	—	(10,274)	277,607
December 31, 2005						
Allowance for Doubtful Accounts	798	302	60	(301)	—	859
Valuation Allowance for Deferred Tax Assets	273,391	(4,236)	5,914	—	5,286	280,355

(a) Represents valuation allowance created through equity as a result of stock option and warrant exercises, and other adjustments.

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WEBMD HEALTH CORP. 2007 ANNUAL REPORT

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical consolidated financial information for WebMD. The selected historical information is presented as of June 30, 2008 and for the six months ended June 30, 2008 and 2007 and as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003. WebMD derived the historical information for the years ended December 31, 2007, 2006, 2005, 2004, and 2003 from its audited consolidated financial statements and the notes thereto. WebMD derived the historical information for the six months ended June 30, 2008 and 2007 from its unaudited consolidated financial statements for those periods. In the opinion of WebMD management, the unaudited consolidated interim financial statements incorporated by reference herein for the six months ended June 30, 2008 and 2007 have been prepared on a basis consistent with WebMD's audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2008 of WebMD or the combined company.

The selected information set forth below should be read in conjunction with WebMD's consolidated financial statements and related footnotes, as well as the disclosure under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Annex B-1 and Annex B-3, respectively, to this proxy statement and WebMD's quarterly reports on Form 10-Q filed with the Securities and Exchange Commission. The historical results of operations are not necessarily indicative of future results.

	Years Ended December 31,				
	2007[1]	2006[2][3]	2005	2004	2003
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenue	$331,954	$248,776	$163,910	$129,110	$105,410
Costs and expenses:					
Cost of operations	117,281	101,675	65,676	47,141	42,535
Sales and marketing	93,645	76,189	51,756	47,358	47,917
General and administrative	60,986	52,338	29,550	22,122	18,016
Impairment of auction rate securities	—	—	—	—	—
Depreciation and amortization	27,233	17,639	10,648	5,617	4,463
Interest income	12,378	5,099	1,790	—	—
(Loss) income from continuing operations before income tax provision (benefit)	45,187	6,034	8,070	6,872	(7,521)
Income tax provision (benefit)	(17,255)	3,883	1,666	1,254	1,068
(Loss) income from continuing operations	62,442	2,151	6,404	5,618	(8,589)
Income (loss) from discontinued operations, net of tax	3,442	385	161	(201)	279
Net (loss) income	$ 65,884	$ 2,536	$ 6,565	$ 5,417	$ (8,310)
Basic (loss) income per common share:					
(Loss) income from continuing operations	$ 1.09	$ 0.04	$ 0.13	$ 0.12	$ (0.18)
Income (loss) from discontinued operations	0.06	0.01	0.00	(0.01)	0.01
Net (loss) income	$ 1.15	$ 0.05	$ 0.13	$ 0.11	$ (0.17)

	Years Ended December 31,				
	2007[1]	2006[2][3]	2005	2004	2003
	(In thousands, except per share data)				
Diluted (loss) income per common share:					
(Loss) income from continuing operations	$ 1.05	$ 0.04	$ 0.13	$ 0.12	$ (0.18)
Income (loss) from discontinued operations	0.05	0.00	0.00	(0.01)	0.01
Net (loss) income	$ 1.10	$ 0.04	$ 0.13	$ 0.11	$ (0.17)
Weighted-average shares outstanding used in computing net (loss) income per common share:					
Basic	57,184	56,145	50,132	48,100	48,100
Diluted	59,743	58,075	50,532	48,100	48,100

	As of December 31,				
	2007[1]	2006[2]	2005	2004	2003
	(In thousands)				
Consolidated Balance Sheets Data:					
Cash, cash equivalents and short-term investments	$294,653	$ 54,150	$153,777	$ 3,456	$ 358
Working capital (excluding assets and liabilities of discontinued operations)	292,157	185,991	153,533	9,937	4,202
Total assets	718,864	619,965	376,889	146,496	120,630
Other long-term liabilities	9,210	7,912	7,010	—	—
Stockholders' equity	606,755	496,109	295,955	98,560	84,394

(1) As of December 31, 2007, WebMD completed the sale of its medical reference publications business. Accordingly, the following selected consolidated financial data has been reclassified to reflect historical results of our medical reference publications business as a discontinued operation for this and all prior periods presented.

(2) During 2006, WebMD acquired Subimo, LLC on December 15, 2006, Medsite Inc. on September 11, 2006, Summex Corporation on June 13, 2006 and eMedicine.com Inc. on January 17, 2006. The results of operations of these acquired companies have been included in the financial statements from the respective acquisition dates.

(3) On January 1, 2006, WebMD adopted Statement of Financial Accounting Standards No. 123 "(Revised 2004): Share Based Payment" that resulted in additional non-cash stock-based compensation expense during 2006.

WEBMD HEALTH CORP. 2007 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

This management's discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Statements" in the proxy statement to which this Annex B-3 is attached for a discussion of the uncertainties, risks and assumptions associated with these statements. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to the "Risk Factors" described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007. In this MD&A, dollar amounts are stated in thousands.

Except for adjustments to references to where to find the Consolidated Financial Statements of WebMD, the text of this MD&A is taken directly from the MD&A included in WebMD's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and does not reflect any events occurring after the filing of that Annual Report on February 29, 2008.

Overview

MD&A is a supplement to our consolidated financial statements and notes thereto included in Annex B-1 above in this Annual Report, and is provided to enhance your understanding of our results of operations and financial condition. Our MD&A is organized as follows:

- *Introduction.* This section provides a general description of our company and operating segments, a description of certain recent developments, background information on certain trends, strategies and other matters discussed in this MD&A, a description of the basis of presentation of our financial statements, a summary discussion of our recent acquisitions and a discussion of how seasonal factors may impact the timing of our revenue.

- *Critical Accounting Policies and Estimates.* This section discusses those accounting policies that are considered important to the evaluation and reporting of our financial condition and results of operations, and whose application requires us to exercise subjective and often complex judgments in making estimates and assumptions. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to the consolidated financial statements included in Annex B-1 above.

- *Transactions with HLTH.* This section describes the services that we receive from our parent company, HLTH Corporation ("HLTH") and the costs of these services, as well as the fees we charge HLTH for our services and our tax sharing agreement with HLTH.

- *Results of Operations and Results of Operations by Operating Segment.* These sections provide our analysis and outlook for the significant line items on our statements of operations, as well as other information that we deem meaningful to understand our results of operations on both a consolidated basis and an operating segment basis.

- *Liquidity and Capital Resources.* This section provides an analysis of our liquidity and cash flows, as well as a discussion of our commitments that existed as of December 31, 2007.

- *Recent Accounting Pronouncements.* This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted by our company or may be adopted in the future.

Introduction

Our Company

We are a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans. We have organized our business into two operating segments as follows:

- *Online Services.* We own and operate both public and private online portals. Our public portals enable consumers to become more informed about healthcare choices and assist them in playing an active role in managing their health. The public portals also enable physicians and other healthcare professionals to improve their clinical knowledge and practice of medicine, as well as their communication with patients. Our public portals generate revenue primarily through the sale of advertising and sponsorship products, including continuing medical education ("CME") services. Our sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. We provide information and services that enable employees and members, respectively, to make more informed benefit, treatment and provider decisions through our private portals for employers and health plans. We also provide related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching as a result of the acquisition of Summex on June 13, 2006. We generate revenue from our private portals through the licensing of these portals to employers and health plans either directly or through distributors. We also distribute our online content and services to other entities and generate revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees. The Company also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies as a result of the acquisition of Medsite on September 11, 2006.

- *Publishing and Other Services.* We provide several offline products and services: *The Little Blue Book,* a physician directory; and *WebMD the Magazine,* a consumer-targeted publication launched in early 2005 that we distribute free of charge to physician office waiting rooms. Until December 31, 2007, we published *ACP Medicine* and *ACS Surgery: Principles of Practice*, our medical reference textbooks. We generate revenue from sales of *The Little Blue Book* directories and advertisements in those directories, and sales of advertisements in *WebMD the Magazine.* We also conducted in-person medical education through December 31, 2006, as a result of the acquisition of the assets of Conceptis Technologies, Inc. in December 2005. Until December 31, 2007, we also published medical reference textbooks. We sold this business in 2007 and it has now been reflected as a discontinued operation in our financial statements. Our Publishing and Other Services segment complements our Online Services segment and extends the reach of our brand and our influence with health-involved consumers and clinically-active physicians.

Significant Developments

Sale of ACP Medicine and ACS Surgery. As of December 31, 2007, the Company entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of our medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as the "ACS/ACP Business." ACP Medicine and ACS

Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. The Company will receive net cash proceeds of $2,809, consisting of $1,328 received in January 2008 and $1,481 which will be received through June 30, 2008. The Company incurred approximately $800 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a gain of $3,571.

Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans. As of February 21, 2008, WebMD had investments of approximately $169 million in certain auction rate securities (which we refer to as ARS). The types of ARS investments that WebMD owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. WebMD does not own any other type of ARS investments. The interest rates on these ARS investments are reset every 28 days by an auction process. Historically, these types of ARS investments have been highly liquid. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments held by WebMD. The result of a failed auction is that these ARS investments continue to pay interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. WebMD believes that the underlying credit quality of the assets backing its ARS investments has not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, WebMD is in the process of evaluating the extent of any impairment in its ARS investments resulting from the current lack of liquidity; however, it is not yet able to quantify the amount of any impairment. WebMD believes that the lack of liquidity relating to its ARS investments will not have an impact on its ability to fund its current operations.

HLTH Merger. On February 20, 2008, HLTH and WebMD entered into a Merger Agreement, pursuant to which HLTH will merge into WebMD (which we refer to as the HLTH Merger), with WebMD continuing as the surviving company. In the HLTH Merger, each outstanding share of HLTH common stock will be converted into 0.1979 shares of WebMD common stock and $6.89 in cash, subject to a downward adjustment as described below (which we refer to as the Merger Consideration). The shares of WebMD Class A Common Stock currently outstanding will remain outstanding and will be unchanged in the HLTH Merger. The HLTH Merger will eliminate both the controlling class of WebMD stock held by HLTH and WebMD's existing dual-class stock structure. The terms of the Merger Agreement were negotiated between HLTH and a Special Committee of the Board of Directors of WebMD. The Merger Agreement was approved by the Board of WebMD based on the recommendations of the Special Committee and by the Board of HLTH.

The cash portion of the Merger Consideration will be funded from cash and investments at WebMD and HLTH, and proceeds from HLTH's anticipated sales of its ViPS and Porex businesses. As previously announced, HLTH has received significant interest from potential strategic buyers for both ViPS and Porex and will be seeking formal offers for these businesses from potential buyers. The cash portion of the Merger Consideration is subject to downward adjustment prior to the closing, based on the amount of proceeds received from the disposition of HLTH's investment (which excludes the portion held by WebMD) in certain ARS, which, under the terms of the Merger Agreement, must be liquidated by HLTH prior to closing of the Merger. We cannot predict, at this time, the amount of such downward adjustment. See "Investment in Auction Rate Securities Backed by Federally Guaranteed Student Loans" above. If either ViPS or Porex has not been sold at the time the HLTH Merger is ready to be consummated, WebMD may issue up to $250 million in redeemable notes to the HLTH shareholders in lieu of a portion of the cash consideration otherwise payable in the Merger. The notes would bear interest at a rate of 11% per annum, payable in kind annually in arrears. The notes would be subject to mandatory redemption by WebMD from the proceeds of the divestiture of the remaining ViPS or Porex business. The redemption price would be equal to the principal amount of the notes to be redeemed plus accrued but unpaid interest through the date of the redemption.

Completion of the Merger is subject to: HLTH and WebMD receiving required shareholder approvals; a requirement that the surviving company have an amount of cash, as of the closing, at least equal to an agreed upon threshold, calculated in accordance with a formula contained in the Merger Agreement; completion of the sale by HLTH of either ViPS or Porex and the sale of HLTH's ARS investments; and other customary closing conditions. HLTH, which owns shares of WebMD constituting approximately 96% of the total number of votes represented by outstanding shares, has agreed to vote its shares of WebMD in favor of the Merger. The transaction is expected to close in the second or third quarter of 2008.

Following the HLTH Merger, WebMD as the surviving corporation will assume the obligations of HLTH under HLTH's 3⅛% Convertible Notes due September 1, 2025 and HLTH's 1.75% Convertible Subordinated Notes due June 15, 2023 (collectively referred to as Notes). In the event a holder of these Notes converts these Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the HLTH Merger, those shares would be treated in the HLTH Merger like all other shares of HLTH Common Stock. In the event a holder of the Notes converts those Notes pursuant to the applicable indenture following the effective time of the HLTH Merger, those Notes would be converted into the right to receive the Merger Consideration payable in respect of the HLTH shares into which such Notes would have been convertible.

Background Information on Certain Trends and Strategies

Several key trends in the healthcare and Internet industries are influencing the use of healthcare information services of the types we provide or are developing. Those trends, and the strategies we have developed in response, are described briefly below:

- *Use of the Internet by Consumer and Physicians.* The Internet has emerged as a major communications medium and has already fundamentally changed many sectors of the economy, including the marketing and sales of financial services, travel, and entertainment, among others. The Internet is also changing the healthcare industry and has transformed how consumers and physicians find and utilize healthcare information. As consumers are required to assume greater financial responsibility for rising healthcare costs, the Internet serves as a valuable resource by providing them with immediate access to searchable and dynamic interactive content to check symptoms, assess risks, understand diseases, find providers and evaluate treatment options. The Internet has also become a primary source of information for physicians seeking to improve clinical practice and is growing relative to traditional information sources, such as conferences, meetings and offline journals.

- *Increased Online Marketing and Education Spending for Healthcare Products.* Pharmaceutical, biotechnology and medical device companies spend large amounts each year marketing their products and educating consumers and physicians about them, however, only a small portion of this amount is currently spent on online services. We believe that these companies, which comprise the majority of our advertisers and sponsors, are becoming increasingly aware of the effectiveness of the Internet relative to traditional media in providing health, clinical and product-related information to consumers and physicians, and this increasing awareness will result in increasing demand for our services.

- *Changes in Health Plan Design; Health Management Initiatives.* In a healthcare market where a greater share of the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. We believe that through our WebMD Health and Benefits Manager tools, including our personal health record application, we are well positioned to play a role in this consumer-directed healthcare environment, and these services will be a significant driver for the growth of our private portals during the next several years. However, our growth strategy depends, in part, on increasing usage of our private portal services by our employer and health plan clients' employees and members, respectively. Increasing usage of our services requires us to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, we face competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of our competitors have greater financial, technical, product development, marketing and other resources than we do, and may be better known than we are.

The healthcare industry in the United States and relationships among healthcare payers, providers and consumers are very complicated. In addition, the Internet and the market for online services are relatively new and still evolving. Accordingly, there can be no assurance that the trends identified above will continue or that the expected benefits to our businesses from our responses to those trends will be achieved. In addition, the market for healthcare information services is highly competitive and not only are our existing competitors seeking to benefit from these same trends, but the trends may also attract additional competitors.

Basis of Presentation

Our company is a Delaware corporation that was incorporated on May 3, 2005. We completed an initial public offering ("IPO") of Class A Common Stock on September 28, 2005. Our Class A Common Stock has traded on the Nasdaq National Market under the symbol "WBMD" since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, we were a wholly-owned subsidiary of HLTH and our consolidated financial statements had been derived from the consolidated financial statements and accounting records of HLTH, principally representing the WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related businesses. Since the completion of the IPO, we are a majority-owned subsidiary of HLTH, which currently owns 84.1% of our equity. Our Class A Common Stock has one vote per share, while our Class B Common Stock has five votes per share. As a result, our Class B Common Stock owned by HLTH represented, as of December 31, 2007, 96.2% of the combined voting power of our outstanding Common Stock.

Acquisitions

During 2006, we acquired four companies, Subimo, LLC (which we refer to as Subimo), Medsite, Inc. (which we refer to as Medsite), Summex Corporation (which we refer to as Summex) and eMedicine.com, Inc. (which we refer to as eMedicine), which we refer to together as the 2006 Acquisitions:

- On December 15, 2006, we acquired all of the outstanding limited liability company interests of Subimo, a privately held provider of healthcare decision support applications to large employers, health plans and financial institutions. The total purchase consideration for Subimo was approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WebMD Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the purchase agreement, we deferred the issuance of the $26,000 of equity, equal to 640,930 shares of Class A common shares ("Deferred Shares") until December 2008. A portion of these shares may be further deferred until December 2010 subject to certain conditions. If the Deferred Shares have a market value that is less than $24.34 per share when issued, then we will pay additional consideration equal to this shortfall, either in the form of Class A common shares or cash, in our sole discretion. The results of operations of Subimo have been included in our financial statements from December 15, 2006, the closing date of the acquisition, and are included in the Online Services segment.

- On September 11, 2006, we acquired the interactive medical education, promotion and physician recruitment businesses of Medsite. Medsite provides e-detailing promotion and physician recruitment services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The results of operations of Medsite have been included in our financial statements from September 11, 2006, the closing date of the acquisition, and are included in the Online Services segment.

- On June 13, 2006, we acquired Summex, a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The Summex programs complement the online health and benefits platform that we provide to employers and health plans. Summex's team of professional health coaches work one-on-one with employees and plan members to modify behaviors that may lead to illness and high medical costs. The total purchase consideration for Summex was approximately $30,191, comprised of $29,691 in cash, net of the cash acquired, and $500 of acquisition costs. In addition, we have agreed to pay up to an additional $5,000 in cash in June 2008 if certain financial milestones are achieved. The results of operations of Summex have been included in our financial statements from June 13, 2006, the closing date of the acquisition, and are included in the Online Services segment.

- On January 17, 2006, we acquired eMedicine, a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The results of operations of eMedicine have been included in our financial statements from January 17, 2006, the closing date of the acquisition, and are included in the Online Services segment.

During 2005, we acquired the assets of Conceptis Technologies, Inc. (which we refer to as Conceptis) and HealthShare Technology, Inc. (which we refer to as HealthShare), which we refer to together as the 2005 Acquisitions:

- On December 2, 2005, we acquired the assets of and assumed certain liabilities of Conceptis, a Montreal-based provider of online and offline medical education and promotion aimed at physicians and other healthcare professionals. The total purchase consideration of Conceptis was approximately $19,859, comprised of $19,256 in cash and $603 of acquisition costs. The results of operations of Conceptis have been included in the Online Services and the Publishing and Other Services segments from December 2, 2005, the closing date of the acquisition.

- On March 14, 2005, we acquired HealthShare, which provides online tools that compare the cost and quality measures of hospitals for use by consumers, providers and health plans. We acquired HealthShare for a total purchase consideration of approximately $29,985, comprised of $29,533 in cash, net of cash acquired and $452 of acquisition costs. The results of operations of HealthShare are included in our Online Services segment beginning March 14, 2005, the closing date of the acquisition.

Seasonality

The timing of our revenue is affected by seasonal factors. Advertising and sponsorship revenue within our Online Services segment is seasonal, primarily due to the annual budget approval process of the advertising and sponsorship clients of our public portals. This portion of our revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. Our private portal licensing revenue is historically higher in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. Finally, the annual distribution cycle within our Publishing and Other Services segment results in a significant portion of our revenue in this segment being recognized in the second and third quarter of each calendar year. The timing of revenue in relation to our expenses, much of which do not vary directly with revenue, has an impact on cost of operations, sales and marketing and general and administrative expenses as a percentage of revenue in each calendar quarter.

Critical Accounting Policies and Estimates

Our MD&A is based upon our consolidated financial statements and notes to consolidated financial statements, which were prepared in conformity with U.S. generally accepted accounting principles. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience, current business factors, and various other assumptions that we believe are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic and political factors, and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our consolidated financial statements.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the carrying value, capitalization and amortization of software and Web site development costs, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies, share-based compensation to employees and transactions with HLTH.

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our consolidated financial statements:

- *Revenue Recognition.* Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period we substantially complete our contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

- *Long-Lived Assets.* Our long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from the acquisitions we have made. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible assets using accepted valuation techniques, such as discounted cash flow and replacement cost models. Our long-lived assets, excluding goodwill, are amortized over their estimated useful lives, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of long-lived assets, excluding goodwill, whenever indicators of impairment are present. We evaluate the carrying value of goodwill annually, and whenever indicators of impairment are present. We use a discounted cash flow approach to determine the fair value of goodwill. There was no impairment of goodwill noted as a result of our impairment testing in 2007, 2006 and 2005.

- *Investments.* Our investments, at December 31, 2007, consisted of money market funds and investments in certain ARS. All of our investments were classified as available-for-sale and were carried at fair value. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders' equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value is deemed to be other-than-temporary if we do not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

  As discussed in more detail above in "— Introduction — Significant Developments", during mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments we held. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. We believe that the underlying credit quality of the assets backing its ARS investments have not been impacted by the reduced liquidity of these ARS investments. As a result of these recent events, we are in the process of evaluating the extent of any impairment in our ARS investments resulting from the current lack of liquidity; however, we are not yet able to quantify the amount of any impairment.

- *Stock-Based Compensation.* In December 2004, the Financial Accounting Standards Board (which we refer to as FASB) issued SFAS No. 123, "(Revised 2004): Share-Based Payment" (which we refer to as SFAS 123R), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," (which we refer to as SFAS 123) and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. We adopted SFAS 123R on January 1, 2006 and elected to use the modified prospective transition method and as a result, prior period results were not restated. Under the modified prospective method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. As of December 31, 2007, approximately $598 and $37,206 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 0.76 years and 1.65 years, related to the HLTH and our stock-based compensation plans. The total recognition period for the remaining unrecognized stock-based compensation expense for both the HLTH and our stock-based compensation plans is approximately four years; however, the majority of this cost will be recognized over the next two years, in accordance with our vesting provisions.

  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in this model are expected dividend yield, expected volatility, risk-free interest rate and expected term. The expected volatility for stock options to purchase HLTH Common Stock is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to August 1, 2007, expected volatility for stock options to purchase our Class A Common Stock was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of our Class A Common Stock combined with historical volatility of our Class A Common Stock.

- *Deferred Tax Assets.* Our deferred tax assets are comprised primarily of net operating loss ("NOL") carryforwards. At December 31, 2007 and 2006, we had NOL carryforwards of approximately $668,000 and $676,000, respectively, on a separate return basis. At December 31, 2007 and 2006, we had NOL carryforwards of $272,000 and $247,000, respectively, on a legal entity basis. This amount reflects the utilization of approximately $430,000 by the HLTH consolidated group as a result of the sale of certain HLTH businesses. Subject to certain limitations, these loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all net deferred taxes, except for a deferred tax liability originating from business combinations that resulted in tax deductible goodwill. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, we reversed a portion of our valuation allowance primarily through the tax provision. In determining the need for a valuation allowance, management determined the probability of realizing deferred tax assets, taking into consideration factors including historical operating results, expectations of future earnings and taxable income. Management will continue to evaluate the need for a valuation allowance and, in the future should management determine that realization of the net deferred tax asset is more likely than not, some or all of the remaining valuation allowance will be reversed, and our effective tax rate may be reduced by such reversal.

- *Transactions with HLTH.* As discussed further below, our expenses reflect a services fee for an allocation of costs for corporate services provided by HLTH. Our expenses also reflect the allocation of a portion of the cost of HLTH's healthcare plans and the allocation of stock-based compensation expense related to restricted stock awards and other stock-based compensation. Our sales and marketing expense reflects an allocation to HLTH for the utilization by it of advertising services available to us from News Corporation. We are included in the consolidated federal tax return filed by HLTH. During February and September 2007, we received reimbursements of $140,000 and $9,862, respectively, pursuant to our tax sharing agreement related to our NOL carryforwards utilized by HLTH in connection with gains related to the sale of certain HLTH businesses. Additionally, our revenue includes revenue from HLTH for services we provide.

Transactions with HLTH

In connection with the IPO in September 2005, we entered into a number of agreements with HLTH governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to HLTH providing us with administrative services, such as payroll, accounting, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, we have agreed to reimburse HLTH an amount that reasonably approximates HLTH's cost of providing services to us. HLTH has agreed to make the services available to us for up to five years; however, we are not required, under the Services Agreement, to continue to obtain services from HLTH and are able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days' prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. The terms of the Services Agreement provide that HLTH has the option to terminate the services that it provides for us, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days' written notice to us.

On January 31, 2006, we entered into additional agreements with HLTH in which both parties agreed to support each other's product development and marketing efforts of specific product lines for agreed upon fees as defined in the agreements. The new agreements cover a term of five years.

On February 15, 2006, the Tax Sharing Agreement was amended to provide that HLTH will compensate us for any use of our NOLs that may result from certain extraordinary transactions, as defined in the Tax Sharing Agreement, including the sales by HLTH of its Emdeon Business Services (which we refer to as EBS) and Emdeon Practice Services (which we refer to as EPS) operating segments.

On September 14, 2006, HLTH completed the sale of EPS for approximately $565,000 in cash (which we refer to as EPS Sale). On November 16, 2006, HLTH completed the sale of a 52% interest in EBS for approximately $1,200,000 in cash (which we refer to as EBS Sale). HLTH recognized a taxable gain on the sale of EPS and EBS and utilized a portion of its federal NOL carryforwards to offset the gain on these transactions. Under the tax sharing agreement between HLTH and us, we were reimbursed for our NOL carryforwards utilized by HLTH in these transactions at the current federal statutory rate of 35%. During February 2007, HLTH reimbursed us $140,000 as an estimate of the payment required pursuant to the tax sharing agreement with respect to the EPS Sale and the EBS Sale, which was subject to adjustment in connection with the filing of the applicable tax returns. During September 2007, HLTH finalized the NOL carryforward attributable to us that was utilized as a result of the EPS Sale and EBS Sale and reimbursed us an additional $9,862. These reimbursements were recorded as capital contributions which increased additional paid-in capital at December 31, 2006 and September 30, 2007, respectively.

On February 11, 2008, HLTH announced that it had executed a definitive agreement and closed the sale of its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds managed by Hellman & Friedman LLC. The sale price was $575,000 in cash. HLTH expects to recognize a taxable gain on this transaction and expects to utilize a portion of its federal NOL carryforward to offset a portion of the tax liability resulting from this transaction. The amount of the utilization of the NOL carryforward and related reimbursement to us is dependent on numerous factors and cannot be determined at this time.

The consolidated financial statements include allocations for the following:

Charges from the Company to HLTH

- *Revenue.* Our revenue includes revenue from HLTH for services we provide to other HLTH businesses for licensing of our private portal services, revenue for licensing of our database of physicians, and advertising by HLTH in The Little Blue Book, our physician directory. We record these revenues at rates comparable to those charged to third parties for comparable services.

- *Advertising Expense.* During 2005, we allocated costs to HLTH based on its utilization of our advertising services. This charge included a proportional allocation based on the number of HLTH operating segments identified in each advertisement and an allocation of cost to HLTH for the promotion of the WebMD brand prior to HLTH's name change. On August 5, 2005, HLTH and other businesses of HLTH began to use "Emdeon" as their primary brand, instead of "WebMD." In May 2007, as a result of the EBS Sale, HLTH began to use "HLTH" as their primary brand, instead of "Emdeon." Accordingly, we no longer allocate any advertising expense to HLTH, or other businesses of HLTH, related to any advertising that promotes the WebMD brand. Our portion of the advertising services utilized is included in sales and marketing expense within the accompanying consolidated statements of operations, and is reported net of amounts charged to HLTH.

Charges from HLTH to Our Company

- *Corporate Services.* We are charged a services fee for costs related to corporate services provided to us by HLTH. These amounts are reflected in general and administrative expenses within our consolidated statements of operations, net of any costs we may incur on behalf of HLTH. Certain of our employees who had previously been associated with HLTH were transferred to us during the third quarter of 2005 thus, our specific identification services fee, which historically reflected the expense of those employees, has been eliminated.

- *Healthcare Expense.* We are charged healthcare expense for our employees' participation in HLTH's healthcare plans. Healthcare expense is charged based on the total number of employees of our company and reflects HLTH's average cost of these benefits per employee. Healthcare expense is reflected in our consolidated statements of operations in the same expense caption as the related salary costs of those employees. We expect healthcare expense to vary in accordance with increases or decreases in our employee base and consistent with the cost of HLTH's healthcare plans.

- *Stock-based Compensation Expense.* Stock-based compensation expense is related to stock option issuances and restricted stock awards of HLTH Common Stock that have been granted to certain of our employees. Stock-based compensation expense is allocated on a specific employee identification basis. The expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees. The allocation of stock-based compensation expense related to HLTH Common Stock is recorded as a capital contribution in additional paid-in capital.

The following table summarizes the allocations reflected in our consolidated financial statements:

	Years Ended December 31,		
	2007	2006	2005
Charges from the Company to HLTH:			
Intercompany revenue	$ 250	$ 496	$ 336
Advertising expense	—	—	1,877
Charges from HLTH to the Company:			
Corporate services — specific identification	—	—	1,756
Corporate services — shared services allocation	3,340	3,190	3,361
Healthcare expense	5,877	4,116	2,728
Stock-based compensation expense	2,249	6,183	1,356

Results of Operations

The following table sets forth our consolidated statements of operations data and expresses that data as a percentage of revenue for the periods presented:

	Years Ended December 31,					
	2007		2006		2005	
	$	%	$	%	$	%
Revenue	$331,954	100.0	$248,776	100.0	$163,910	100.0
Costs and expenses:						
Cost of operations	117,281	35.3	101,675	40.9	65,676	40.1
Sales and marketing	93,645	28.2	76,189	30.6	51,756	31.6
General and administrative	60,986	18.4	52,338	21.0	29,550	18.0
Depreciation and amortization	27,233	8.2	17,639	7.1	10,648	6.5
Interest income	12,378	3.7	5,099	2.0	1,790	1.1
Income from continuing operations before income tax (benefit) provision	45,187	13.6	6,034	2.4	8,070	4.9
Income tax (benefit) provision	(17,255)	(5.2)	3,883	1.6	1,666	1.0
Income from continuing operations	62,442	18.8	2,151	0.8	6,404	3.9
Income from discontinued operations, net of tax	3,442	1.0	385	0.2	161	0.1
Net income	$ 65,884	19.8	$ 2,536	1.0	$ 6,565	4.0

Revenue is derived from our two business segments: Online Services and Publishing and Other Services. Our Online Services segment derives revenue from advertising, sponsorship (including online CME services), e-detailing promotion and physician recruitment services, content syndication and distribution, and licenses of private online portals to employers, healthcare payers and others, along with related services including lifestyle education and personalized telephonic coaching. Our Publishing and Other Services segment derives revenue from sales of, and advertising in, our physician directories, and advertisements in *WebMD the Magazine*. As a result of the acquisition of the assets of Conceptis, we also generated revenue from in-person CME programs from December 2005 through December 31, 2006. As of December 31, 2006, these services were no longer offered by WebMD. We sold our ACS/ACP Business as of December 31, 2007 and the revenue and expenses of this business are shown as discontinued operations for all periods presented. Included in our Online Services' revenue are revenue related to our agreements with News Corporation and AOL:

- We had licensed our content to News Corporation for use across its media properties for four years ending in January 2005, for cash payments totaling $12,000 per contract year.

- Our company and AOL shared revenue from advertising, commerce and programming on the health channels of certain AOL online sites and on a co-branded service we created for AOL. Under the terms of the agreement which expired on May 1, 2007, our revenue share was subject to a minimum annual guarantee. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007, 2006 and 2005 is revenue of $2,658, $8,312 and $7,805, respectively, which represents sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through our sales team. Also included in revenue during the years ended December 31, 2007, 2006 and 2005 is $1,515, $5,125 and $5,951, respectively, related to the guarantee discussed above.

Our customers include pharmaceutical, biotechnology, medical device and consumer products companies, as well as employers and health plans. Our customers also include physicians and other healthcare providers who buy our physician directories and reference text books.

Cost of operations consists of costs related to services and products we provide to customers and costs associated with the operation and maintenance of our public and private portals. These costs relate to editorial and production operations, Web site operations, non-capitalized Web site development costs, and costs related to the production and distribution of our publications. These costs consist of expenses related to salaries and related expenses, non-cash stock-based compensation, creating and licensing content, telecommunications, leased properties, printing and distribution, and non-cash advertising expenses.

Sales and marketing expense consists primarily of advertising, product and brand promotion, salaries and related expenses, and non-cash stock-based compensation. These expenses include items related to salaries and related expenses of account executives, account management and marketing personnel, costs and expenses for marketing programs, and fees for professional marketing and advertising services. Also included in sales and marketing expense are the non-cash advertising expenses discussed above.

General and administrative expense consists primarily of salaries, non-cash stock-based compensation and other salary-related expenses of administrative, finance, legal, information technology, human resources and executive personnel. These expenses include costs of general insurance and costs of accounting and internal control systems to support our operations and a services fee for our portion of certain expenses shared across all segments of HLTH.

Our discussions throughout this MD&A reference certain non-cash expenses. The following is a summary of our principal non-cash expenses:

- *Non-cash advertising expense.* Expense related to the use of our prepaid advertising inventory that we received from News Corporation in exchange for equity instruments that HLTH issued in connection with an agreement it entered into with News Corporation in 1999 and subsequently amended in 2000. This non-cash advertising expense is included in cost of operations when we utilize this advertising inventory in conjunction with offline advertising and sponsorship programs and is included in sales and marketing expense when we use the asset for promotion of our brand. The portion of the non-cash expense that is reflected in sales and marketing expense is reflected net of the expense we charge to HLTH in connection with its use of this asset.

- *Non-cash stock-based compensation expense.* Expense related to awards of our restricted Class A Common Stock and awards of employee stock options, as well as awards of restricted HLTH common stock and awards of HLTH stock options that have been granted to certain of our employees. Expense also related to shares issued to our non-employee directors. Non-cash stock-based compensation expense is reflected in the same expense captions as the related salary costs of the respective employees.

The following table is a summary of our non-cash expenses included in the respective statements of operations captions.

	Years Ended December 31,		
	2007	2006	2005
Advertising expense:			
Cost of operations	$ —	$ —	$ 336
Sales and marketing	5,264	7,415	8,656
Total advertising expense	$ 5,264	$ 7,415	$8,992
Stock-based compensation expense:			
Cost of operations	$ 5,063	$ 8,744	$ 394
Sales and marketing	5,056	5,870	368
General and administrative	9,272	12,083	1,553
Total stock-based compensation expense	$19,391	$26,697	$2,315

2007 and 2006

The following discussion is a comparison of our results of operations on a consolidated basis for the year ended December 31, 2007 to the year ended December 31, 2006.

Revenue

Our total revenue increased 33.4% to $331,954 in 2007 from $248,776 in 2006. Online Services accounted for $83,417 of the revenue increase, offset by a decrease of $239 within Publishing and Other Services for the year ended December 31, 2007. Excluding the impact of the 2006 acquisitions on revenue, total revenue increased approximately $60,000 or 25% from 2006 to 2007.

Costs and Expenses

Cost of Operations. Cost of operations increased to $117,281 in 2007 from $101,675 in 2006. As a percentage of revenue, cost of operations was 35.3% in 2007, compared to 40.9% in 2006. Included in cost of operations were non-cash expenses related to stock-based compensation of $5,063 in 2007 and $8,744 in 2006. The decrease in non-cash expenses during 2007 compared to last year was primarily related to the graded vesting methodology used in determining stock-based compensation expense relating to the Company's stock options and restricted stock granted at the time of the initial public offering. Cost of operations, excluding non-cash expense, was $112,218 or 33.8% of revenue in 2007, compared to $92,931 or 37.4% of revenue in 2006. The decrease as a percentage of revenue was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in cost of operations expenses. The increase in absolute dollars was primarily attributable to increases in compensation related costs due to higher staffing levels and outside personnel expenses relating to our Web site operations and development and expenses relating to our acquisitions of Summex, Medsite and Subimo.

Sales and Marketing. Sales and marketing expense increased to $93,645 in 2007 from $76,189 in 2006. As a percentage of revenue, sales and marketing was 28.2% for the year ended December 31, 2007, compared to 30.6% in the same period last year. Included in sales and marketing expense in 2007 were non-cash expenses related to advertising of $5,264, a decrease from $7,415 in 2006. The decrease in non-cash advertising expenses was due to lower utilization of our prepaid advertising inventory. Also included in sales and marketing expense were non-cash expenses related to stock-based compensation expense of $5,056 for the year ended December 31, 2007 compared to $5,870 in the same period last year. The decrease in non-cash stock-based compensation expense during 2007 compared to last year was primarily related to the graded vesting methodology used in determining stock-based compensation expense relating to the Company's stock options and restricted stock granted at the time of the initial public offering. Sales and marketing expense, excluding non-cash expenses, was $83,325 or 25.1% of revenue in 2007, compared to $62,904 or 25.3% of revenue in 2006. The increase in absolute dollars in 2007 compared to 2006 was primarily attributable to an increase in compensation related costs due to increased staffing and sales commissions related to higher revenue and to expenses related to our acquisitions of Summex, Medsite and Subimo.

General and Administrative. General and administrative expense increased to $60,986 in 2007 from $52,338 in 2006. As a percentage of revenue, general and administrative expenses was 18.4% for the year ended December 31, 2007, compared to 21.0% in the same period last year. Included in general and administrative expense were non-cash expenses related to stock-based compensation expense of $9,272 in 2007 and $12,083 in 2006. The decrease in stock-based compensation expense primarily related to the graded vesting methodology used in determining stock-based compensation expense relating to the Company's stock options and restricted stock granted at the time of the initial public offering. General and administrative expense, excluding non-cash stock-based compensation expense discussed above, was $51,714 or 15.6% of revenue in 2007 compared to $40,255 or 16.2% of revenue in 2006. The decrease as a percentage of revenue in 2007 compared to 2006 was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in general and administrative expense. The increase in absolute dollars in 2007 compared to 2006 was primarily attributable to an increase in compensation related costs due to increased staffing levels and outside personnel expenses and expenses related to our acquisitions of Summex, Medsite and Subimo.

Depreciation and Amortization. Depreciation and amortization expense increased to $27,233 in 2007 from $17,639 in 2006. The increase over the prior year was primarily due to depreciation expense relating to capital expenditures in 2007 and 2006, as well as the full year impact of the amortization of intangible assets relating to the Subimo, Medsite, Summex and eMedicine acquisitions.

Interest Income. Interest income of $12,378 in 2007 and $5,099 in 2006 relates to increased levels of cash and investments available for investment.

Income Tax Provision. The income tax (benefit) provision of ($17,255) and $3,883 for 2007 and 2006, respectively, include expenses and benefits related to federal, state and other jurisdictions including a deferred tax expense related to a portion of our goodwill that is deductible for tax purposes. Additionally, the income tax benefit for 2007 includes the reversal of a portion of our valuation allowance at December 31, 2007 related to the estimated utilization of our NOL's in 2008.

Income from Discontinued Operations, Net of Tax. Income from discontinued operations, net of tax represents the ACS/ACP Business net operating (loss) income of ($129) and $385 in 2007 and 2006, respectively, as well as a gain of $3,571, net of tax, recognized in 2007 in connection with the completed sale of the ACS/ACP Business.

2006 and 2005

The following discussion is a comparison of our results of operations on a consolidated basis for the year ended December 31, 2006 to the year ended December 31, 2005.

Revenue

Our total revenue increased 51.8% to $248,776 in 2006 from $163,910 in 2005. Online Services accounted for $77,465 or 91.3% of the revenue increase for 2006. Publishing and Other Services accounted for $7,401 or 8.7% of the revenue increase for 2006. Excluding the impact of the 2006 and 2005 acquisitions on revenue, total revenue increased approximately $55,000 or 33% organically from 2005 to 2006.

Costs and Expenses

Cost of Operations. Cost of operations increased to $101,675 in 2006 from $65,676 in 2005. As a percentage of revenue, cost of operations was 40.9% in 2006, compared to 40.1% in 2005. Included in cost of operations were non-cash expenses of $8,744 in 2006 and $730 in 2005. The increase in non-cash expenses during 2006 compared to 2005 was primarily related to stock-based compensation expense as a result of the adoption of SFAS 123R. Cost of operations, excluding non-cash expense, was $92,931 or 37.4% of revenue in 2006, compared to $64,946 or 39.6% of revenue in 2005. The decrease as a percentage of revenue was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in cost of operations expenses. The increase in absolute dollars was primarily attributable to increases in compensation related costs due to higher staffing levels and outside personnel expenses relating to our Web site operations and development. Higher costs associated with creating and licensing our content, increased production costs related to the timing of *WebMD the Magazine* which shipped larger issues in 2006 compared with 2005 and expenses relating to our acquisitions also contributed to the increase. Additionally, the year ended December 31, 2005 included approximately $700 of severance costs.

Sales and Marketing. Sales and marketing expense increased to $76,189 in 2006 from $51,756 in 2005. As a percentage of revenue, sales and marketing was 30.6% for the year ended December 31, 2006, compared to 31.6% in the same period in 2005. Included in sales and marketing expense in 2006 were non-cash expenses related to advertising of $7,415, a decrease from $8,656 in 2005. The decrease in non-cash advertising expenses was due to lower utilization of our prepaid advertising inventory. We allocated $1,877 of advertising expense in 2005 to HLTH related to its utilization of this asset. As discussed elsewhere in this MD&A document, our non-cash advertising expense is reflected net of what is charged to HLTH for its utilization of the prepaid advertising. On August 5, 2005, HLTH and other businesses of HLTH began to use "Emdeon" as their primary brand, instead of "WebMD." In May 2007, as a result of the EBS Sale, HLTH began to use "HLTH" as their primary brand, instead of "Emdeon." Accordingly, we no longer allocate any advertising expense to HLTH, or other businesses of HLTH, related to any advertising that promotes the WebMD brand. Also included in sales and marketing expense were non-cash expenses related to stock-based compensation expense of $5,870 for the year ended December 31, 2006 compared to $368 in the same period in 2005. The increase in non-cash expenses during 2006 compared to 2005 was primarily related to stock-based compensation expense as a result of the adoption of SFAS 123R. Sales and marketing expense, excluding non-cash expenses, was $62,904 or 25.3% of revenue in 2006, compared to $42,732 or 26.1% of revenue in 2005. The decrease as a percentage of revenue in 2006 was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in sales and marketing expense. The increase in absolute dollars in 2006 compared to 2005 was primarily attributable to increases in compensation related costs due to increased staffing and sales commissions related to higher revenue and to expenses related to our acquisitions. Additionally, the year ended December 31, 2005 included approximately $250 of severance costs.

General and Administrative. General and administrative expense increased to $52,338 in 2006 from $29,550 in 2005. As a percentage of revenue, general and administrative expenses was 21.0% for the year ended December 31, 2006, compared to 18.0% in the same period in 2005. Included in general and administrative expense were non-cash expenses related to stock-based compensation expense of $12,083 in 2006 and $1,553 in 2005. The increase in stock-based compensation expense primarily related to the adoption of SFAS 123R. General and administrative expense, excluding non-cash stock-based compensation expense discussed above, was $40,255 or 16.2% of revenue in 2006 compared to $27,997 or 17.1% of revenue in 2005. The decrease as a percentage of revenue in 2006 compared to 2005 was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in general and administrative expense. The increase in absolute dollars in 2006 compared to 2005 was primarily attributable to higher staffing levels and increased expenses related to our acquisitions and public company related costs. Additionally, the year ended December 31, 2005 included a charge of approximately $2,200 related to the resignation of our former CEO and recruitment of our Executive Vice President of Product and Programming and Chief Technology Officer.

Depreciation and Amortization. Depreciation and amortization expense increased to $17,639 in 2006 from $10,648 in 2005. The increase over the prior year was primarily due to amortization of intangible assets relating to the Subimo, Summex, eMedicine, Conceptis and Medsite acquisitions, as well as the increase in depreciation expense relating to capital expenditures in 2006 and 2005.

Interest Income. Interest income of $5,099 in 2006 and $1,790 in 2005 relates to our investment of excess cash including a portion of the proceeds from our IPO.

Income Tax Provision. The income tax provision of $3,883 and $1,666 for 2006 and 2005, respectively, includes expense related to federal, state and other jurisdictions including a deferred tax expense related to a portion of our goodwill that is deductible for tax purposes.

Income from Discontinued Operations, Net of Tax. Income from discontinued operations, net of tax represents the ACS/ACP Business net operating income of $385 and $161 in 2006 and 2005, respectively.

Results of Operations by Operating Segment

We monitor the performance of our business based on earnings before interest, taxes, depreciation, amortization and other non-cash items. Other non-cash items include non-cash advertising and distribution expenses and non-cash stock-based compensation expense. Corporate and other overhead functions are allocated to segments on a specifically identifiable basis or other reasonable method of allocation. We consider these allocations to be a reasonable reflection of the utilization of costs incurred. We do not disaggregate assets for internal management reporting and, therefore, such information is not presented. There are no inter-segment revenue transactions.

The following table presents the results of our operations for each of our operating segments and a reconciliation to net income:

	Years Ended December 31,		
	2007	2006	2005
Revenue			
Online Services:			
Advertising and sponsorship	$229,333	$170,626	$109,977
Licensing	81,471	55,621	34,113
Content syndication and other	2,378	3,518	8,210
Total Online Services	313,182	229,765	152,300
Publishing and Other Services	18,772	19,011	11,610
	$331,954	$248,776	$163,910
Earnings (loss) before interest, taxes, depreciation, amortization and other non-cash items			
Online Services	$ 80,594	$ 52,324	$ 28,313
Publishing and Other Services	4,103	362	(78)
	84,697	52,686	28,235
Interest, taxes, depreciation, amortization and other non-cash items			
Interest income	12,378	5,099	1,790
Depreciation and amortization	(27,233)	(17,639)	(10,648)
Non-cash advertising	(5,264)	(7,415)	(8,992)
Non-cash stock-based compensation	(19,391)	(26,697)	(2,315)
Income tax benefit (provision)	17,255	(3,883)	(1,666)
Income from continuing operations	62,442	2,151	6,404
Income from discontinued operations, net of tax	3,442	385	161
Net income	$ 65,884	$ 2,536	$ 6,565

2007 and 2006

The following discussion is a comparison of the results of operations for our two operating segments for the year ended December 31, 2007 to the year ended December 31, 2006.

Online Services. Revenue was $313,182 in 2007, an increase of $83,417 or 36.3% from 2006. Advertising and sponsorship revenue increased $58,707 or 34.4% in 2007 compared to 2006. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on our sites as well as the acquisition of Medsite in September 2006. The acquisition of Medsite contributed $16,291 and $4,852 of advertising and sponsorship revenue for the years ended December 31, 2007 and 2006, respectively. Including the Medsite acquisition, the number of such programs grew to approximately 1,000 in 2007 compared to approximately 800 in 2006. Licensing revenue increased $25,850 or 46.5% in 2007 compared to 2006. This increase was due to an increase in the number of companies using our private portal platform to 117 from 99 last year. We also have approximately 150 additional customers who purchase stand alone decision support services from us as a result of the acquisitions completed in 2006. The acquisitions of Summex and Subimo contributed $19,526 and $4,398 in licensing revenue for the years ended December 31, 2007 and 2006, respectively. Content syndication and other revenue decreased $1,140 for the year ended December 31, 2007 from $3,518 in 2006.

Our Online Services earnings before interest, taxes, depreciation, amortization and other non-cash items was $80,594 or 25.7% of revenue in 2007, compared to $52,324 or 22.8% of revenue in 2006. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses, due to the benefits achieved from our infrastructure investments as well as acquisition synergies.

Publishing and Other Services. Revenue was $18,772 in 2007, compared to $19,011 in 2006. The decrease was primarily attributable to the Company's decision to discontinue offline CME products.

Our Publishing and Other Services earnings before interest, taxes, depreciation, amortization and other non-cash items was $4,103 in 2007, compared to $362 in 2006. The increase was primarily attributable to a change in mix of revenues to higher margin products compared to the same period last year.

2006 and 2005

The following discussion is a comparison of the results of operations for our two operating segments for the year ended December 31, 2006 to the year ended December 31, 2005.

Online Services. Revenue was $229,765 in 2006, an increase of $77,465 or 50.9% from 2005. Advertising and sponsorship revenue increased $60,649 or 55.1% in 2006 compared to 2005. The increase in advertising and sponsorship revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on our sites as well as the acquisitions of Conceptis in December 2005, eMedicine in January 2006 and Medsite in September 2006. The acquisitions of Conceptis, eMedicine and Medsite contributed approximately $21,200 of advertising and sponsorship revenue for the year ended December 31, 2006. Including the Conceptis, eMedicine and Medsite acquisitions, the number of such programs grew to approximately 800 in 2006 compared to approximately 570 in 2005. Licensing revenue increased $21,508 or 63.0% in 2006 compared to 2005. This increase was due to an increase in the number of companies using our private portal platform to 99 from 78 last year. We also have approximately 150 additional customers who purchase stand alone decision support services from us as a result of the acquisitions completed in 2005 and 2006. The acquisitions of Summex and Subimo contributed approximately $4,400 in licensing revenue for the year ended December 31, 2006. HealthShare pre-acquisition revenue not included in our results for the period from January 1, 2005 to March 13, 2005 was $1,824. Content syndication and other revenue declined $4,692 for the year ended December 31, 2006 from $8,210 in 2005.

Our Online Services earnings before interest, taxes, depreciation, amortization and other non-cash items was $52,324 or 22.8% of revenue in 2006, compared to $28,313 or 18.6% of revenue in 2005. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses, offset by a charge of approximately $3,150 during the year ended December 31, 2005 related to the resignation of our former CEO and other personnel and the recruitment of our Executive Vice President of Product and Programming and Chief Technology Officer.

Publishing and Other Services. Revenue was $19,011 in 2006, compared to $11,610 in 2005. The increase was primarily attributable to our acquisition of Conceptis in December 2005, which contributed approximately $4,000 in offline medical education revenue for the year ended December 31, 2006 and higher revenue from The Little Blue Book physician oriented offerings.

Our Publishing and Other Services earnings (loss) before interest, taxes, depreciation, amortization and other non-cash items was $362 in 2006, compared to ($78) in 2005. The increase was primarily attributable to a change in mix of revenues to higher margin products compared to the same period last year.

Liquidity and Capital Resources

Cash Flows

As of December 31, 2007, we had $294,653 of cash and cash equivalents and short-term investments. Our working capital as of December 31, 2007 was $292,157. Our working capital is affected by the timing of each period end in relation to items such as payments received from customers, payments made to vendors, and internal payroll and billing cycles, as well as the seasonality within our business. Accordingly, our working capital, and its impact on cash flow from operations, can fluctuate materially from period to period.

Cash provided by operating activities from our continuing operations in 2007 was $87,900, which related to net income of $65,884, adjusted for the income from discontinued operations, including the gain on the ACS/ACP Business, of $3,442 and non-cash expenses of $30,935, which included depreciation and amortization, non-cash advertising expense, non-cash stock-based compensation expense and deferred income taxes. Additionally, changes in working capital utilized cash flow of $5,477, primarily due to a decrease in accrued expenses and other long-term liabilities of $7,185 and a change in amounts due from HLTH of $3,278, offset by a decrease in accounts receivable of $3,570 and a decrease in other assets of $1,102. Cash provided by operating activities from continuing operations in 2006 was $52,496, which related to net income of $2,536, adjusted for the income from discontinued operations of $385 and non-cash expenses of $53,855, which included depreciation and amortization, non-cash advertising expense, non-cash stock-based compensation expense and deferred income taxes. Additionally, changes in working capital utilized cash flow of $3,510, primarily due to an increase in accounts receivable of $25,430 and a change in amounts due from HLTH of $1,568, offset by an increase in deferred revenue of $17,761 and an increase in accrued expenses and other long-term liabilities of $6,698.

Cash used in investing activities in 2007 was $89,468, which primarily related to net purchases of available-for-sale securities of $71,410 and investments in property and equipment of $18,058 primarily to enhance our technology platform. Cash used in investing activities in 2006 was $83,845, which primarily related to the acquisitions of eMedicine, Summex, Medsite and Subimo and investments in property and equipment primarily to enhance our technology platform, partially offset by net maturities and sales of available-for-sale securities of $74,774.

Cash provided by financing activities in 2007 principally related to net cash transfers from HLTH of $155,119, primarily $149,862 received from HLTH related to the utilization of the Company's NOLs, a tax benefit related to stock option deductions of $1,577 and proceeds from the issuance of common stock of $14,355.

Included in our consolidated statements of cash flows are cash flows from discontinued operations of the ACS/ACP Business. Our cash flows from discontinued operations are comprised of cash flows used in operating activities of $390 for 2007 and cash flows provided by operating activities of $305 for 2006. There were no cash flows from investing or financing activities for the ACS/ACP Business.

Contractual Obligations and Commitments

The following table summarizes our principal commitments as of December 31, 2007 for future specified contractual obligations that have not been accrued for in our consolidated balance sheet, as well as the estimated timing of the cash payments associated with these obligations. Management has used estimates and assumptions as to the timing of the cash flows associated with these commitments. Management's estimates of the timing of future cash flows are largely based on historical experience, and accordingly, actual timing of cash flows may vary from these estimates.

	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
			(In thousands)		
Leases	$38,335	$6,145	$12,056	$9,139	$10,995
Purchase obligations(1)	104	104			
Total	$38,439	$6,249	$12,056	$9,139	$10,995

(1) Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery.

The above table excludes $603 of uncertain tax positions, under FIN 48, as we are unable to reasonably estimate the timing of the settlement of these items. See Note 15, "Income Taxes," in the Notes to Consolidated Financial Statements included in Annex B-1 above.

Potential future cash commitments not included in the specified contractual obligations table above or accrued for in our consolidated balance sheet include our anticipated 2008 capital expenditure requirements which we currently estimate at $20,000 to $25,000. Our anticipated capital expenditures relate to improvements that will be deployed across our public and private portal web sites in order to enable us to service future growth in unique users, page views and private portal customers, as well as to create new sponsorship areas for our customers.

Outlook on Future Liquidity

Our liquidity during 2008 is expected to be significantly impacted as a result of the planned HLTH Merger see "— Introduction — Significant Developments." The planned merger with HLTH will result in the payment of up to $6.89 in cash for each outstanding share of HLTH Corporation as of the closing date of the merger. The cash portion of the merger consideration will be funded from cash and investments at the Company and HLTH, as well as cash proceeds from HLTH's anticipated divestitures of Porex and ViPS. Additionally, if either Porex or ViPS has not been sold at the time the HLTH Merger is ready to be consummated, the Company could issue up to $250,000 in redeemable notes to the HLTH stockholders in lieu of a portion of the cash consideration otherwise payable in the merger.

As of February 21, 2008, the Company and HLTH had approximately $1.45 billion in consolidated cash, cash equivalents and marketable securities of which we had approximately $327,000 in consolidated cash, cash equivalents and marketable securities. Also as of February 21, 2008, and as discussed in more detail in the beginning of Management's Discussion and Analysis of Financial Condition and Results of Operations (see "— Introduction — Significant Developments"), the Company and HLTH owned approximately $364,000 of ARS investments, of which we owned approximately $169,000 of ARS investments. In mid-February 2008, auctions for ARS investments backed by student loans failed, including auctions for the ARS investments we held. The result of a failed auction is that these ARS investments continue to bear interest in accordance with their terms until the next successful auction; however, liquidity will be limited until there is a successful auction or until such time as other markets for these ARS investments develop. We believe that any lack of liquidity relating to our ARS investments will not have an impact on our ability to fund our operations.

We believe that our available cash resources and future cash flow from operations, will provide sufficient cash resources to meet the commitments described above and to fund our currently anticipated working capital and capital expenditure requirements for up to twenty-four months. Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, our existing and new application and service offerings, competing technological and market developments, and potential future acquisitions. In addition, our ability to generate cash flow is subject to numerous factors beyond our control, including general economic, regulatory and other matters affecting us and our customers. We plan to continue to enhance the relevance of our online services to our audience and sponsors and continue to invest in acquisitions, strategic relationships, facilities and technological infrastructure and product development. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. Future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (which we refer to as FASB) issued SFAS No. 141 (Revised 2007), "Business Combinations" (which we refer to as SFAS 141R), a replacement of FASB Statement No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS 115" (which we refer to as SFAS 159), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As we do not expect to elect to fair value any of our financial instruments under the provisions of SFAS 159, the adoption of this statement is not expected to have any impact to our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (which we refer to as SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS 157 also expands financial statement disclosures about fair value measurements. On February 6, 2008, the FASB issued FASB Staff Position 157-b (which we refer to as FSP 157-b) which delays the effective date of SFAS 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 and FSP 157-b are effective for financial statements issued for fiscal years beginning after November 15, 2007. We have elected a partial deferral of SFAS 157 under the provisions of FSP 157-b related to the measurement of fair value used when evaluating goodwill, other intangible assets and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS 157 effective January 1, 2008 is not expected to be material to our consolidated financial statements.

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WEBMD HEALTH CORP. 2007 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal and maintain adequate liquidity, while at the same time maximizing the yield we receive from our investment portfolio.

Changes in prevailing interest rates will cause the market value of the investment to fluctuate. To minimize this risk, we maintain a portfolio of cash equivalents, short-term investments and various types of marketable securities.

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WEBMD HEALTH CORP. 2007 ANNUAL REPORT

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

We completed the initial public offering of our Class A Common Stock on September 28, 2005. Our Common Stock began trading on the Nasdaq National Market under the symbol "WBMD" on September 29, 2005 and now trades on the Nasdaq Global Select Market.

The high and low prices for each quarterly period during the last two fiscal years are as follows:

	High	Low
2006		
First quarter	$44.27	$28.55
Second quarter	47.30	34.10
Third quarter	46.85	34.25
Fourth quarter	41.71	33.93
2007		
First quarter	$57.28	$40.09
Second quarter	58.53	46.07
Third quarter	58.65	44.16
Fourth quarter	63.49	38.73

The market price of our Class A Common Stock has fluctuated in the past and is likely to fluctuate in the future. Changes in the market price of our Class A Common Stock and other securities may result from, among other things:

- quarter-to-quarter variations in operating results;
- operating results being different from analysts' estimates or opinions;
- changes in analysts' earnings estimates;
- changes in financial guidance or other forward-looking information;
- announcements of new technologies, products, services or pricing policies by us or our competitors;
- announcements of acquisitions or strategic partnerships by us or our competitors;
- developments in existing customer or strategic relationships;
- actual or perceived changes in our business strategy;
- developments in new or pending litigation and claims;
- sales of large amounts of our Class A Common Stock;
- changes in market conditions in the healthcare, information technology, Internet or plastic industries;
- changes in general economic conditions; and
- fluctuations in the securities markets in general.

In addition, the market prices of Internet and healthcare information technology stocks in general, and of our Class A Common Stock in particular, have experienced large fluctuations, sometimes quite rapidly. These fluctuations often may be unrelated or disproportionate to the operating performance of these companies. Any negative change in the public's perception of the prospects of these companies, as well as other broad market and industry factors, may result in changes in the price of our Class A Common Stock.

Performance Graph

The following graph compares the cumulative total stockholder return on WebMD Class A Common Stock with the comparable cumulative return of the NASDAQ Stock Market (U.S. and Foreign) Index and the Research Data Group (RDG) Internet Composite Index. The graph assumes that $100 was invested in WebMD Class A Common Stock and each index on September 29, 2005, the date of the initial public offering of WebMD Class A Common Stock. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 27 MONTH CUMULATIVE TOTAL RETURN*

Among WebMD Health Corp., The NASDAQ Composite Index And The RDG Internet Composite Index


WebMD Health Corporation
NASDAQ Composite
RDG Internet Composite
DOLLARS
200
150
100
50
0
9/29/05
12/05
12/06
12/07

* $100 invested on 9/29/05 in stock or 9/30/05 in index — including reinvestment of dividends. Fiscal year ending December 31.

END